UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. SNR Denton US LLP 1301 K Street, NW Suite 600, East Tower Washington, DC 20005 (202) 408-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Comverge, Inc. (the “Company”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule”) in connection with the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase for cash all outstanding shares of the Company’s common stock (the “Shares”) at a price of $1.75 per Share (such amount or any higher amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” According to the Offer to Purchase, the Offer will expire at midnight, New York City time, end of day on May 8, 2012 unless it is extended as provided therein. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The purpose of the Offer is for Purchaser to acquire all of the outstanding Shares and take the Company private. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the “Expiration Date”) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser constitutes one share more than 50% of the sum of the number of Shares outstanding plus all Shares the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of the Company’s stock options because the exercise prices of such stock options are less than the Offer Price and the other terms and conditions thereof are otherwise satisfied (the “Minimum Condition”). The Offer is further described in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on April 11, 2012 (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 26, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their subsidiaries or the Company’s subsidiaries, and Shares held by stockholders who properly demand appraisal rights).

In the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, including Shares acquired through the exercise of the Top-Up Option (as further described under Item 8), Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL. In the event that, following completion of the Offer, Purchaser does not own at least 90% of the outstanding Shares, including Shares acquired through the exercise of the Top-Up Option, the Company will take all action necessary to convene and set a record date for a stockholders meeting to be held for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting. Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto.

Pursuant to the Merger Agreement, the Company is permitted to solicit alternative acquisition proposals from third-parties until 11:59 p.m., New York City time, on April 25, 2012 or, if extended in accordance with the terms of the Merger Agreement, May 5, 2012 (the “Go Shop”). In addition, the Company may, at any time, upon the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited proposal that constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement).

BACKGROUND OF THE OFFER AND REASONS FOR THE

RECOMMENDATION OF THE COMPANY BOARD

1.    Recommendation of the Company Board

At a meeting held on March 24, 2012, the Strategy Committee of the Board of Directors (the “Committee”), a committee of the Board of Directors of the Company (the “Company Board”) comprised entirely of independent Directors, acting with the advice and assistance of its legal advisors and Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), one of its financial advisors who provided an opinion as to the fairness from a financial point of view as of such date of the consideration to be received pursuant to the Merger Agreement by the Company’s unaffiliated holders of its common stock, (such opinion is more fully described below in Section 4 — “Opinion of Financial Advisor”), unanimously determined that it is fair and advisable to enter into the Merger Agreement, recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable the Merger Agreement and each other agreement necessary to complete each of the transactions contemplated by the parties in connection with the Merger Agreement.

After careful consideration of the unanimous recommendation of the Committee and other factors deemed relevant, including a thorough review of the Offer with the assistance of its legal advisors, the Company Board unanimously (except for the abstention of Mr. R. Blake Young, the Company’s President and Chief Executive Officer, because of potential conflicts of interest) resolved at a meeting held on March 25, 2012, that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, that the price per share to be paid to the Company’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders, approved, adopted and confirmed in all respects the Merger Agreement and the consummation of the transactions contemplated thereby, authorized and directed the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, and resolved to recommend that the holders of shares of the Company’s common stock accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement (see Item 8 — “Stockholders’ Meeting” for a discussion of circumstances in which adoption of the Merger Agreement by the stockholders is required by law).

Accordingly, and for the reasons described in additional detail below (under “Reasons for the Recommendation of the Company Board”), the Company Board recommends that holders of shares of the Company’s common stock accept the Offer and tender their shares in the Offer and, if necessary, approve the Merger.

Copies of the press release issued by the Company on March 26, 2012, announcing the execution of the Merger Agreement and a letter to the Company’s stockholders relating to the recommendation of the Company Board have been filed herewith as Exhibit (a)(7) and Exhibit (a)(11), respectively, and are incorporated herein by reference. See also Item 4(a) “Recommendation of the Company Board” below.

2.    Background of the Transaction

The following chronology summarizes certain meetings and events that led to the Company’s signing of the Merger Agreement. In this process, the Company, through the Company Board and Committee, held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only certain events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

General

The Company is a leading provider of intelligent energy management, or IEM, solutions that empower utilities, commercial and industrial customers, and residential consumers to use energy in a more effective and efficient manner. IEM solutions build upon demand response, enabling two-way communication between providers and consumers, giving all customer classes the insight and control needed to optimize energy usage and meet peak demand. Beyond reducing the energy load, this approach reduces cost for the utility or grid operator, integrates other systems and allows for the informed decision-making that will power the smart grid.

As part of their ongoing management and oversight of the Company’s business, the Company Board and senior management regularly review and discuss the Company’s business, strategic direction, performance, risks, opportunities and long range plans with a view toward actions that will increase stockholder value. In the course of these discussions, the Company Board and senior management have also discussed and reviewed various strategic alternatives and sources of capital that could complement and enhance the Company’s competitive strengths, growth prospects and strategic positions. In the course of these deliberations, management and the Company Board held detailed discussions regarding the need for capital to fund continued growth in the business. In the fall of 2010 during the strategic planning session of the third quarter meeting of the Company Board, multiple scenarios with unique factors that could influence the Company’s competitive and market positioning were reviewed and discussed.

Capital Raising Efforts

a.	Minority Equity Stake/ Launch of Cost Savings Initiatives (Fall 2010- Present)

Throughout 2010, the Company Board and management reviewed the Company’s increasing need for capital to fund business operations and growth. On September 14, 2010, the Company engaged J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor to assist with a process to obtain capital necessary for the business and operations of the Company through a financial or strategic investment in the Company. On September 16, 2010, J.P. Morgan discussed with the Company Board an overview of various possible strategic alternatives. On November 4, 2010, J.P. Morgan discussed with the Company Board the possible process with respect to soliciting a strategic or financial investment in the Company. On November 23, 2010, the Company Board had a discussion with J.P. Morgan about benefits, risks and challenges of a minority strategic or financial investment in the Company (which was discussed as a sale of a 20% equity position in the Company), and discussed potential process, illustrative terms for such an investment and potentially interested parties.

At the end of 2010 and into the beginning of 2011, the Company initiated a plan to efficiently cut costs across the Company. The objective of the cost-reduction initiative was to maintain operations and allow for continued enterprise stability to encourage potential investors to fund the Company’s capital needs, while also focusing on streamlining operations and taking out cost. The plan was designed to reduce costs by an annualized $4 to $5 million and implement additional measures to affect the more efficient management of cash.

At the November 23, 2010 meeting, the Company Board authorized the Company’s management to pursue, with the assistance of J.P. Morgan, a confidential process by which the Company would assess potential interest regarding a minority strategic or financial investment in the Company. On each of January 14 and 17, 2011, the Company Board was updated by J.P. Morgan on the inquiries and opportunities identified at each such stage of the process. Several times between February 1 and March 3, 2011, the Company Board met to consider and discuss the progress made in evaluating strategic alternatives. Throughout the first three months of 2011, J.P. Morgan held preliminary discussions with 25 preselected strategic and financial parties to evaluate their potential interest in pursuing a minority investment in the Company. In connection with this effort the Company entered into confidentiality agreements with approximately 10 potential investors including 5 strategic investors and 5 financial investors.

Subsequently, J.P. Morgan facilitated five Company management presentations to interested parties who expressed desire to learn more about the Company and the investment opportunity. Ultimately by April 15, 2011, no parties submitted interest for a 20% equity stake of the Company. However, one party did submit an unsolicited preliminary, non-binding indication of interest for a 100% acquisition.

On April 18, 2011, J.P. Morgan provided the Company Board with an update on the process, and summarized the levels and types of interest indicated by potential strategic and financial investors. On May 6, 2011, the Company received a second unsolicited preliminary, non-binding indication of interest for a 100% acquisition of the Company from a party also involved in the minority stake process.

b.	Pursuit of Potential Sale of All or a Portion of the Company/ Continuation of Cost Savings Initiatives (Spring 2011- Present)

On May 9 and 10, 2011, the Company Board and management met again to discuss the Company’s continuing need for capital and related liquidity concerns. As a result of these concerns and an update from J.P. Morgan regarding the lack of interest in a minority investment in the Company, the Company Board approved moving forward with (i) a very targeted sale process to a list of pre-approved parties already included in the initial solicitation process and (ii) a review of potentially selling various assets or divisions of the Company. The Company Board retained J.P. Morgan to act as the Company’s financial adviser in connection with such a transaction, and the Company ultimately entered into an engagement letter with J.P. Morgan with regard to such engagement at the request of the Company Board. The Company Board also instructed management to continue its preparation of a business plan that did not require significant additional capital. At its May 10, 2011 meeting, the Company Board engaged in a detailed discussion with the Company’s outside legal advisors regarding the legal duties of directors in the context of merger and acquisition transactions.

On multiple occasions in May 2011, J.P. Morgan provided additional updates to the Board regarding the status of the targeted sale process. J.P. Morgan also assisted the Company Board in analyzing the viability of a financing—both equity and debt- as well as a sale of part of the Company’s business. The Company Board and management engaged in detailed discussions with J.P. Morgan regarding the potential sale process, including a review of the possibility of a potential sale of either of the Company’s residential or commercial and industrial business segments.

In May 2011, in connection with the possible sale of the Company, the Company Board retained additional legal advisors as counsel for the Company Board to specifically advise the Company Board on potential conflicts, process questions and related obligations. J.P. Morgan and the Company held management discussions and presentations with one more interested party between May and June 2011.

On June 17, 2011, the Company Board met, and J.P. Morgan updated the Company Board on the targeted sale process, noting that, of the 25 parties J.P. Morgan contacted throughout the solicitation process, three parties—two strategic parties and one financial investor—were active participants and were due to provide indications of interest within the week, subject to their due diligence. On June 22, 2011, the Company entered into the engagement letter with J.P. Morgan referenced above, with regard to J.P. Morgan’s assistance to the Company in connection with the sale process. At such time, the Company and the Company Board determined that J.P. Morgan’s role would not include the provision of any fairness opinions, valuation analyses or similar services with regard to a potential transaction. On June 24, 2011, the Company engaged UBS Securities, LLC (“UBS”), effective June 2, 2011, to act as an independent financial advisor and capital markets advisor to the Company Board in connection with the Company Board’s evaluation of a potential strategic transaction.

On June 28, 2011 the remaining financial party submitted a final bid which the Company evaluated and ultimately declined as UBS was not able to provide a fairness opinion based on the Company projections provided relative to the final bid submitted. Between June 28, 2011 and July 14, 2011, J.P. Morgan notified the Company Board that the two remaining strategic parties would not be submitting a final bid as they were not able to meet minimum valuation expectations as communicated to them and one of the remaining strategic parties also could not incorporate the residential side of the Company’s business due to integration and operational costs.

c.	Shift to a Public Equity Offering (Summer 2011)

In conjunction with J.P. Morgan’s providing feedback to the Company Board regarding individual process participant considerations and rationale for not being able to meet the Company’s minimum valuation expectations, the Company Board began exploring a potential public offering of shares of its common stock to raise capital. On July 11, 2011, the Company engaged R.W. Baird & Co. (“Baird”) to act as underwriter of such public offering of the Company’s common stock. Through June and July 2011, the Company worked with Baird on the proposed equity offering. Multiple investors were contacted through the public offering process. It was communicated to the potential investors that it was then management’s belief that the equity raise, if substantial enough in size, could be the final equity raise before the Company was anticipated to become profitable. After receiving input from certain of the Company’s stockholders regarding their concerns of dilution, the Company instructed Baird to downsize the offering from the size initially discussed.

On August 3, 2011, Baird notified the Company that certain new potential investors, who had expressed an interest, were no longer interested due to the fact that a reduction in the offering size implied further future dilutive raises in order to properly capitalize the Company for continued profitability. In turn, due to these factors and a general market decline that occurred at the time the public offering was close to being consummated, Baird was unable to fill a sufficient number of orders necessary to commence an offering and, thus, it was not able to continue acting as underwriter for an equity offering by the Company. Consequently, the Company Board was forced to terminate the public offering process.

Throughout the summer of 2011, the Company Board, in light of the continuing need to raise capital, continued its evaluation of strategic alternatives and upon the cessation of the equity raise, authorized management to continue engaging in discussions with potentially interested parties, through J.P. Morgan, regarding available strategic alternatives.

On August 2, 2011, the Company Board received a letter from certain stockholders of the Company (collectively, the “Ardsley Group”) that demanded certain information rights and discussions with the Company and the Company Board. A special committee of the Company Board engaged in discussions with the Ardsley Group in August.

d.	Attempt to Raise Capital Through the Incurrence of New Indebtedness (Fall 2011)

Following the Company’s unsuccessful efforts to (i) raise a minority equity interest, (ii) sell a division or 100% of the Company, and (iii) raise public equity, the Company Board management initiated a mezzanine debt strategy with the intent of attracting a new lender as a strategic provider of capital. Throughout September and October 2011, the Company engaged in discussions for a potential debt arrangement with a new lender that would be junior to the Company’s existing lenders, Silicon Valley Bank (“SVB”) and Partners for Growth III, L.P. (“PFG”). This lending arrangement was contemplated to provide the Company with an infusion of capital to enable it to continue its operations without a sale of all or a part of the Company. In late October 2011, after significant diligence and time spent in the process of the negotiating this new debt arrangement, the Company was notified that the potential lender was unable to get the required internal approvals for the transaction and it would no longer pursue a lending relationship with the Company.

e.	Continuance of Strategic Initiative/ Small Equity Raise (Winter 2011- Present)

Following the above-described 2010-2011 process, the Company reinvigorated its process for locating a potential investor or acquiror, and had both preliminary and continued discussions, through J.P. Morgan, with a number of parties through the winter of 2011 and early 2012 regarding the potential sale of the Company and other strategic alternatives and investments. The Company entered into non-disclosure agreements in connection with its attempt to raise capital or sell the Company with multiple new parties during this period. At this time, the Company Board focused the Company’s strategy on other ways to enhance stockholder value, including organic growth opportunities; operational efficiencies; capital structure optimization; and improving investor and analyst understanding of the Company’s business. The Company Board remained mindful of the Company’s need for a capital infusion to address increasing liquidity difficulties. The Company continued to pursue its business strategy of increasing market penetration, expanding the market for its IEM solutions, continuing to be an innovative leader in its markets, and pursuing targeted strategic opportunities.

The Company Board held its fourth quarter meeting on November 1 and 2, 2011. At this meeting, management presented to the Company Board information on the Company’s liquidity position and its pressing need for capital. During this meeting, management and the Company Board reviewed the current capital raising initiatives. At this time, the Company had implemented a number of cash conserving measures throughout 2011, including an annualized cost savings of approximately $4 million. Despite these savings, the Company’s need for additional capital continued.

During November 2011, the Company negotiated, and ultimately entered into, an arrangement with Aspire Capital Fund, LLC (“Aspire Capital”) to obtain access to capital through sales of shares of Company common stock to Aspire Capital The Common Stock Purchase Agreement dated November 29, 2011, between the Company and Aspire Capital was disclosed in the Company’s Current Report on Form 8-K filed on December 1, 2011. Pursuant to the Common Stock Purchase Agreement, the Company obtained the option to issue and Aspire Capital agreed to buy shares of the Company’s common stock with an aggregate offering price of up to $10 million from time to time until November 29, 2013. Sales of the Company’s common stock pursuant to the agreement with Aspire Capital were effected throughout the end of 2011 and early 2012, and the pricing of such purchases were determined pursuant to the Common Stock Purchase Agreement. An aggregate of $1,725,020 has been raised from such purchases by Aspire Capital thus far.

f.	H.I.G. Transaction / Strategic Investor Discussions

On November 3, 2011, Mr. Joseph D. Zulli, a Principal of H.I.G. Capital, LLC (“H.I.G.”), contacted Ms. Nora Meade Brownell, a director of the Company. Mr. Zulli had met Ms. Brownell through previous business dealings. In the course of a general conversation regarding the energy services industry, Mr. Zulli stated that H.I.G. had an interest in energy management and demand response, and Mr. Zulli and Ms. Brownell talked about a potential investment in the Company. Ms. Brownell introduced Mr. Zulli to Mr. Young via e-mail.

On November 11, 2011, Mr. Young and Mr. Mathieson, the Company’s Chief Financial Officer, participated in a conference call with H.I.G. in which management discussed the basics of the Company’s business model. H.I.G. provided management with background information regarding H.I.G.

On November 15, 2011, H.I.G. Middle Market, LLC, an affiliate of H.I.G., signed a confidentiality agreement with the Company, and H.I.G. provided the Company with a list of requested diligence items.

On November 21, 2011, Mr. Young and Mr. Mathieson met with H.I.G. at the Company’s headquarters in Norcross, Georgia. Mr. Young and Mr. Mathieson presented their business plan to H.I.G. and communicated that the Company was seeking to raise debt capital in advance of a liquidity squeeze that was forecasted for the beginning of 2012. Management communicated that the Company was not for sale. H.I.G. indicated their interest in purchasing the Company and that H.I.G. could also serve as a lender. H.I.G. detailed H.I.G.’s experience and success in middle-market private equity transactions. H.I.G. focused on the disadvantages, given its size, of the Company being a publicly traded company. H.I.G. indicated also that H.I.G. had completed the review of publicly available information on the Company. Mr. Young told H.I.G. that they would convey this information to the Company Board.

The following week, the Company Board held a telephonic meeting. Legal advisors to the Company and the Company Board discussed the extended and unsuccessful effort put forth by the Company to obtain capital or facilitate a sale of the Company. Notwithstanding those efforts, the Company Board determined that any transaction with H.I.G. would have to provide for a period during which the Company Board could explore alternative offers for the Company. The Company Board discussed this issue in some detail and preliminarily concluded that, in light of the Company’s experiences in soliciting potential interest regarding the possible sale of the Company in the 2010-2011 timeframe and the Company’s liquidity, legal and regulatory challenges, pursing a merger agreement, upon the execution of which H.I.G. would provide the Company with immediate financing, would best allow the Company to preserve the value of its operations provided that the merger agreement would give the Company sufficient latitude to continue pursuit of a superior transaction. The Board Chairman then updated the Company Board on the recent communication from H.I.G. and other received non-binding indications of interest. The legal advisors to the Company and the Company Board then reviewed the duties of the Company’s directors in these circumstances.

On November 30, 2011, H.I.G. submitted an indication of interest for the purchase of the Company. H.I.G. committed to working over the subsequent ten days and submitting a preliminary valuation range by December 10, 2011.

On December 5, 2011, the Company Board established the Committee to develop and evaluate strategic alternatives for the Company. The Company Board determined that forming a special committee to evaluate the H.I.G. transaction was advisable (notwithstanding this was not a management-led privatization) for purposes of efficiency and to avoid any actual or potential conflicts of interest in circumstances in which any potential acquirer of the Company expressed a desire to retain or not to retain members of the Company’s management, including Mr. Young. Following discussion of these matters, including the Board Chairman’s report that H.I.G. had expressed interest in retaining management if a transaction were to be completed, the Company Board agreed to form an ad hoc committee consisting solely of independent and disinterested directors to continue to explore and evaluate the Company’s financing and strategic alternatives, and initially appointing Messrs Alec Dreyer, A. Laurence Jones and John Rego to that Committee. The Committee, with the assistance of J.P. Morgan, identified five primary strategies for the Company: (i) continue to pursue organic growth; (ii) assess the potential for a transforming business combination with a similar company; (iii) explore a sale of the Company; (iv) sell part of the Company’s business; and (v) pursue a financial investment or debt restructuring. Further, the Company Board empowered the Committee with the power and authority to review and evaluate the advisability of pursuing any proposal made by H.I.G., including determining whether to take no action with respect to an H.I.G. proposal, and, in the event that the Committee determined to take action with respect to an H.I.G. proposal, (i) to negotiate with H.I.G. regarding the terms of any proposed transaction, (ii) to oversee the due diligence process with H.I.G., (iii) to pursue any alternative or competing transaction on such terms and conditions and pursuant to such process as the Committee considered to be appropriate and (iv) to make recommendations to the Company Board with respect to any transaction with H.I.G. or with respect to any alternative or competing transaction.

On December 9, 2011, H.I.G. was granted access to an electronic data room by the Company containing confidential financial, commercial and legal information.

On December 13, 2011, the Company received a notice from the Ardsley Group that the Ardsley Group intended to nominate three persons to the Company Board through a proxy contest. The Company Board continued to engage in discussions with the Ardsley Group regarding representation on the Company Board and other matters.

On December 14, 2011, H.I.G. met with management at the Company’s headquarters in Norcross, Georgia to continue due diligence. On December 15, 2011, Mr. Mathieson contacted H.I.G. and asked if H.I.G. was able to extend a bridge loan to the Company at the beginning of 2012 given the Company’s liquidity situation.

On December 19, 2011, the Company Board met to discuss, among other things, progress regarding the potential transaction with H.I.G. On December 21, 2011, H.I.G. delivered a letter to the Company Board containing a non binding proposal to acquire all of the Company’s outstanding shares for cash consideration of $1.75 per share and a bridge loan of $12 million, subject to satisfactory completion of due diligence and other work necessary to enter into a definitive agreement for the proposed transaction and summarizing other key terms. H.I.G. also asked for the right to negotiate exclusively with the Company for a period of 30 days. On December 23, 2011, the Committee met to discuss H.I.G.’s non-binding proposal. Several times throughout December 2011, H.I.G. requested that the Company enter into an exclusivity agreement. Each time the Committee determined that the Company should not enter into such an agreement at that time in order for the Company to be free to consider other indications of interest.

On December 24, 2011, H.I.G. re-submitted its letter containing a non-binding proposal with the addition of a termination date of December 28, 2011, which H.I.G. indicated was as a result of the deteriorating financial situation at the Company.

On December 26, 2011, J.P. Morgan and the Chairman of the Company Board (the “Board Chairman”), had a conversation with representatives of H.I.G. in which H.I.G. reaffirmed their interest in the Company and provided the Board Chairman with background information regarding H.I.G. The Board Chairman promptly advised the Company Board of H.I.G.’s conversation and provided Company Board members with the background information regarding H.I.G.

On December 27, 2011, H.I.G. contacted the Board Chairman to discuss the non-binding proposal. The Board Chairman indicated that the Company could not grant H.I.G. exclusivity but that the Company Board would permit H.I.G. to continue its due diligence in order to refine its proposal and valuation.

On December 28, 2011, the Committee met to further discuss H.I.G.’s proposal, and Mr. Young, the Board Chairman and other members of the Committee updated the full board regarding the proposed transaction with H.I.G., noting that the Committee and the Company continued to work with H.I.G. in conjunction with J.P. Morgan, and that J.P. Morgan continued to be in touch with other parties interested in a potential transaction with the Company, though no other actionable indications of interest had materialized at that time. Mr. Young also updated the Company Board on the status of the Company’s debt obligations, including the potential for PFG to cause the Company to begin to make payments to amortize the Company’s obligations under the lending facility the Company maintained with them.

On January 4 and January 5, 2012, representatives of H.I.G. met with the Company at the Company’s corporate headquarters in Norcross, Georgia to continue their diligence process and continue discussions with the Company. On January 6, 2012, the Committee met to discuss the strategic alternatives and progress as it related to various inbound inquiries received regarding potential collaboration opportunities with the Company.

On January 12, 2012, H.I.G. sent J.P. Morgan a draft merger agreement and draft note purchase agreement for discussion purposes, and also indicated that H.I.G. increased its proposed purchase price to $2.00 per share, which represented a 42% premium to the then-current and last 30-day average closing share price as of that date. J.P. Morgan promptly informed the Company of such developments and sent the information and draft agreements to the Company.

PFG notified the Company by email on January 12, 2012, that it would elect to amortize the obligations under the PFG loan agreement assuming the final financial results when delivered to PFG would fail to satisfy the minimum revenues test in the loan agreement. Such amortization would require cash payments by the Company to PFG and would serve to further deteriorate the Company’s liquidity position. However, on January 15, 2012, PFG notified the Company that it would defer any amortization of the loan. Management continued to work with PFG and SVB during the month of January in an effort to restructure its lending facilities, with the assistance and oversight of the Committee.

On each business day from January 13 through 17, 2012, the Committee met to discuss the terms of the proposed transaction, the merger agreement and note purchase agreement, also consulting with the legal advisors to the Company and the Company Board regarding the proposed terms and agreements.

On January 17, 2012, the Company Board met to discuss the Company’s business strategy given its pressing need for liquidity and the possibility of a strategic transaction. At this meeting, Mr. John McCarter was appointed to the Committee. It was noted that it was important that, should a transaction with H.I.G. be consummated, the Company Board and the Committee accelerate every opportunity presented during any potential Go-Shop period so that all offers are considered fully and fairly. In turn, the Committee focused on (i) the day-to-day negotiations with H.I.G., (ii) driving the negotiations with any other third parties interested in submitting bids, and (iii) coordinating with J.P. Morgan and the Company’s lenders in renegotiation of the debt facilities. Management explained at this meeting that during its negotiations with PFG, PFG had revealed that PFG had been attempting to sell or assign its debt facility with the Company to a private equity entity that was not affiliated with H.I.G. However, due to the interest of H.I.G. in pursuing a transaction with the Company, PFG stated that it would for the time-being not pursue potentially selling and/or amortizing the loan while better understanding the offer by H.I.G. the Company was considering.

Next, J.P. Morgan and management led a detailed discussion with the Company Board on the Company’s significant capitalization efforts over the past 12 to 18 months. J.P. Morgan and management detailed that approximately 25 potential investors had been contacted by J.P. Morgan during the official minority stake and 100% sales processes and that five financial sponsors and five strategic entities had executed confidentiality agreements. This had resulted in no parties being interested in a minority stake investment while three parties submitted preliminary initial non-binding indications of interest for 100% acquisition of the Company. Ultimately, one party submitted a final bid which the Company evaluated and ultimately declines as UBS was not able to provide a fairness opinion based on the Company projections provided relative to the final bid submitted. The remaining two parties did not submit final bids as they were not able to meet minimum valuation expectations as communicated to them. Management noted that it had approximately 57 meetings with various parties over the past several months. Management and the Company Board next discussed the Company’s cash management strategies including the various strategies the Company had implemented to conserve cash. Management reiterated its concern about potential long-term damage to the business because of some of these cash conserving measures and the pressing need for additional capital in the business.

The Company Board noted that it was important to resolve the issues relating to covenants in the Company’s loan agreements with SVB and PFG, receive a firm offer from H.I.G. and resolve discussions with the Ardsley Group by January 30, 2012.

On January 19, 2012, H.I.G. submitted a revised proposal for the purchase of the Company at $2.00 per share and the extension of a $12 million bridge loan, and as a part of that proposal, asked for a 30-day exclusivity period. Following discussions between the Company and H.I.G, H.I.G. agreed to increase its offer price to $2.15 per share.

Between January 19 and February 15, 2012, J.P. Morgan and management participated in various telephonic conferences with H.I.G. and its legal counsel regarding various issues related to the Company and the proposed transaction. The Company and J.P. Morgan on the Company’s behalf also provided H.I.G. with detailed diligence material and continued information including the Company’s projection model and continued access to an on-line datasite.

On January 20, 2012, the Company Board met to receive an update from the Committee and management, and engaged in a discussion regarding the potential transaction with H.I.G.

The Committee continued to review and discuss issues with management and direct responses to H.I.G. and its legal counsel regarding material terms and issues, meeting each business day from January 21 to February 7, 2012 to discuss related issues and terms. During this time, H.I.G. requested again that the Company enter into an Exclusivity Agreement with H.I.G. and conditioned further negotiations on such an agreement.

On January 27, 2012, the Company signed an Exclusivity Agreement with H.I.G. pursuant to which the Company agreed to cease and not enter into discussions with other parties for the duration of the term of the Exclusivity Agreement, which by its terms would be in effect until February 15, 2012.

On January 28, 2012, Baker Botts, L.L.P. (“Baker Botts”), the Company’s legal advisor, delivered a revised draft of the merger agreement to Kirkland & Ellis LLP (“Kirkland & Ellis”), H.I.G.’s legal advisor.

After executing the Exclusivity Agreement, the Company received a letter on January 30, 2012 from a potential strategic investor (“Company X”), with whom the Company had been in previous discussions, indicating its interest in purchasing 100% of the Company and including a non-binding proposal with an offer price of $2.00 per share. However, due to the Exclusivity Agreement with H.I.G., the Company did not engage in further discussions with Company X at this time. On February 2, 2012, the Company received another non-binding proposal from the Company X. This proposal significantly increased the strategic investor’s initial preliminary non-binding indication of interest price to a range of $4.00 to $6.00 per share, subject to continuing due diligence. Due to contractually binding prohibitions in the Exclusivity Agreement, the Company was unable to discuss the non-binding proposal with Company X.

During this time, the Company and its legal advisors engaged in continuous negotiations and discussions regarding the potential transaction with H.I.G. and contemporaneously prepared forbearance agreements for use with PFG and SVB to prevent acceleration and/or amortization of the Company’s obligations under its debt facilities with PFG and SVB.

On January 31, 2012, Baker Botts delivered a revised draft of the note purchase agreement to Kirkland & Ellis. On February 5, 2012, Kirkland & Ellis delivered revised drafts of the merger agreement and the note purchase agreement to Baker Botts.

On February 7, 2012, the Committee met to discuss the issues and considerations surrounding the strategic alternatives and the Company’s debt and liquidity situation, including the H.I.G. negotiations. The Committee Chairman led a discussion regarding the current status of discussions with H.I.G. The Committee discussed concerns with moving forward with H.I.G. given a number of factors, including feedback from certain significant stockholders regarding price expectations and the price per share of the offer. The Committee then heard from and asked questions of various advisors, including outside counsel, UBS and J.P. Morgan, regarding the potential transaction with H.I.G. After detailed discussion, the Committee reiterated its support for requesting that H.I.G. increase its Offer Price.

On February 9, 2012, the Company Board met to consider the issues and considerations surrounding the strategic alternatives and the Company’s debt and liquidity situation, including the H.I.G. negotiations. Management led the Company Board in a detailed discussion of their revised liquidity forecasts, based on several assumptions including successful negotiations and the restructuring of facilities with SVB and PFG, no additional bidding in the PJM market, no operational roadblocks, and full and timely realization of revenue and margin. The Board Chairman then walked through the current status of discussions with H.I.G., With the Board Chairman and other members of the Committee leading the discussion, the Company Board discussed concerns with moving forward with H.I.G. given a number of factors, including the price per share of the offer, the convertibility of the bridge note and the interplay of all factors impacting the strength of the Go-Shop period, which reflected a concern of the Company Board that the provisions of the Go Shop be sufficiently open to allow another bidder to submit an offer. The Company Board then heard from and asked questions of various advisors, including outside counsel, UBS and J.P. Morgan, regarding the potential transaction with H.I.G. After deliberation, it was the consensus of the Company Board that H.I.G.’s proposed purchase price of $2.15 per share combined with the restrictive deal terms and Go-Shop period was not adequate. The Board Chairman conveyed this information to H.I.G.

On February 9, 2012, H.I.G. met with the Company to discuss its liquidity forecast at its Norcross, Georgia headquarters.

By letter dated February 14, 2012, H.I.G. advised the Board Chairman and the Committee that H.I.G. affirmed its offer to acquire 100% of the Company’s shares at an increased offer price of $2.25 per share. H.I.G. also agreed to increase the termination fee payable by H.I.G.’s affiliate upon termination of the merger agreement by M.I.G. to $20 million, and increased the conversion price of the note to be issued under the note purchase agreement to $1.38 per share, up from the previously offered $1.25 per share. H.I.G. indicated that it had conducted extensive diligence on the Company and was prepared to move expeditiously to enter into a definitive agreement and to complete the transaction either through a merger or a tender offer. H.I.G. also reiterated that its offer was not subject to any financing condition.

On February 15, 2012, the Company Board held a telephonic meeting. Legal advisors to the Company and the Company Board referenced the detailed discussion at the Company Board’s meeting in May 2011 regarding the directors’ legal duties in the context of mergers and acquisition transactions and in connection with the evaluation of strategic alternatives and then reviewed key elements of that presentation. J.P. Morgan then led a detailed discussion with the Company Board regarding H.I.G.’s February 14, 2012, proposal and Company X’s February 2, 2012 proposal. After deliberation, it was again the consensus of the Company Board that H.I.G.’s proposed purchase price of $2.25 per share was not adequate, and directed J.P. Morgan to request that the offer price be increased in light of the indicative indication of interest letter received by the Company from Company X. H.I.G. declined and withdrew its offer for the Company. The Company Board also directed J.P. Morgan and management to continue working with Company X to accelerate its schedule to complete its diligence and pursue discussions regarding a potential transaction.

On February 15, 2012, the Company’s exclusivity period with H.I.G. under the Exclusivity Agreement ended in accordance with its terms. The Company resumed discussions with other potential investors and acquirors at this time, including Company X, which had submitted non-binding indications of interest to the Company on January 30 and February 2, 2012.

Throughout February 2012, the Company also engaged in communications with its lenders, SVB and PFG, regarding the potential restructuring of the Company’s loan obligations, including forbearance of any amortization or acceleration. Both PFG and SVB indicated to the Company that they were willing to forbear and, in the case of SVB, restructure the terms of the indebtedness, thereby permitting the Company to continue to operate without the need for an immediate infusion of capital.

Throughout mid-February, the Committee engaged in discussions with several parties who demonstrated interest in pursuing a transaction with the Company. However, no alternative transactions were determined to be firm and likely to provide the Company immediate access to capital at this time for various reasons, such as due to a lack of bridge financing in the proposals, proposals that suggested an extended time to close, and proposals with offer prices that the Committee did not believe were sufficient.

On February 24, 2012, the Company Board discussed the continued negotiations with the Ardsley Group and the current status on the capital raising process and possible transactions. The following Monday, on February 27, 2012, the Company Board approved, and the Company entered into, a Settlement and Standstill Agreement among the Company and the Ardsley Group. In connection with this agreement, the Company Board voted to elect Messrs. David R. Kuzma, James J. Moore, Jr. and Rudolf J. Hoefling (collectively, the “New Directors”) as independent directors to fill vacant positions on the Company Board effective upon the Board’s acceptance of Mr. Scott B. Ungerer’s resignation from the Company Board on February 27, 2012 and the increase of the number of authorized directors on the Company Board from eight to ten directors. Messrs. Kuzma and Moore were appointed to fill the two Class I director vacancies, and Mr. Hoefling was appointed to fill the Class II director vacancy. In connection with Mr. Ungerer’s resignation and the appointment of the New Directors, the membership of each of the Company Board committees was changed and, among other things, Mr. A. Laurence Jones was selected to chair the Committee (the “Committee Chair”) in place of the Board Chairman.

By letter dated February 24, 2012, the Company and the Company Board were notified that Grace Bay Holdings II, LLC (“Grace Bay”), an affiliate of H.I.G., had acquired 51% of the outstanding principal amount of the convertible note issued by the Company to PFG and all other rights and obligations under the Company’s loan agreement with PFG. The terms of the sale also provided that, for eighteen months from the date of the sale, PFG had the option to sell, and Grace Bay had to the option to buy, the remaining 49% of the convertible note. The convertible note has a principal amount of $15,000,000 and is convertible into 2,747,252 shares of Common Stock, at a conversion price of $5.46 per share. As reported in Grace Bay’s Schedule 13D filed on February 27, 2012, if the convertible note is converted in accordance with its terms, Grace Bay would own approximately 9.7% of the outstanding shares of common stock based on the number of shares outstanding on December 1, 2011.

By letter dated February 27, 2012, the Company and the Company Board were notified that Grace Bay alleged certain events of default under the notes and a failure by the Company to satisfy the Minimum Revenues Test set forth therein, and reserving Grace Bay’s rights to immediately accelerate and/or amortize all amounts owed thereunder. By letter dated March 2, 2012, Grace Bay notified the Company that it was terminating the deferral of its amortization rights, and would begin amortizing the obligations owed under the loan agreement with PFG and Grace Bay. Such amortization would further deteriorate the Company’s cash position.

On February 29, 2012, J.P. Morgan provided an update to the Company Board on the process of discussions with parties potentially interested in investments in or purchases of the Company, subject to due diligence. On March 5, 2012, J.P. Morgan advised the Company Board on potential investment scenarios and their relative considerations, risks, challenges and benefits. Particularly in light of the Company’s debt situation and the Company’s increasing need for capital, the Company Board instructed management to continue to work with Company X which had provided two previous non-binding proposals to the Company with a goal to completing a transaction with Company X as soon as possible.

On March 5, 2012, the Company Board also discussed the options available to the Company, during which discussion, J.P. Morgan discussed certain potential strategic options and scenarios to the Company Board. The options discussed by the Company Board included (i) maintaining a stand-alone company, which would require a significant equity raise, and where the Grace Bay debt would remain; (ii) a restructuring of the Company through a bankruptcy process, which might culminate in a sale of the Company at the conclusion of the reorganization; or (iii) a present sale of the Company, in which case, the only third-party capable of consummating a purchase of the Company at this time, given the immediate need for capital coupled with Grace Bay’s debt position and resulting leverage, was H.I.G.

Around March 5, 2012, SVB notified the Company that it was no longer interested in continuing discussions regarding the potential restructuring of the SVB loan agreement due to SVB’s concerns relating to the new junior lender, Grace Bay, and Grace Bay’s unwillingness to continue PFG’s previously communicated deferral of amortization of the Grace Bay loan.

By letter dated March 5, 2012, the Company disputed Grace Bay’s assertion regarding the Company’s breach of the PFG loan agreement, and set forth reasons for such disagreement.

By letter dated March 7, 2012, H.I.G. advised the Committee Chair and the Committee that H.I.G. was reaffirming its interest in acquiring all of the outstanding shares of the Company, but adjusted the offered cash consideration downward to $1.50 per share, decreased the termination fee payable by H.I.G.’s affiliate upon termination of the merger agreement by H.I.G. to $3.5 million from the previous $20 million, and increased the conversion price of the note to be issued under the note purchase agreement to $1.40 per share, up from the previously offered $1.38 per share.

The Company Board subsequently met at the Company’s headquarters in Norcross, Georgia, on March 7 and 8, 2012, to discuss, among other things, the status of the possible transaction with H.I.G. and other interested parties.

On March 8, 2012, the Company was informed that Grace Bay had acquired the remaining 49% of the convertible note held by PFG, and, as a result, Grace Bay now owned 100% of the convertible note formerly held by PFG.

On March 8, 2012, the Company Board directed the Committee Chair to continue discussions with H.I.G., including to request an increase of the offer price. The Committee Chair continued discussions with H.I.G., and H.I.G. agreed to increase its offer price to $1.75 per share. During this same time period, independent members of the Company Board reached out to a large stockholder to determine interest in potentially supporting a significant equity raise. The discussions were held after entering into a non disclosure agreement with the stockholder. The Company discussed with the stockholder the specific needs for capital in the Company, the issues and exposures surrounding the potential acceleration of lender debt and the potential for bankruptcy of the company absent a solution. The stockholder proposed to the Company the possibility of providing the necessary capital to support the Company’s capital needs in the event of an acceleration of the Grace Bay debt and do so by providing an letter of credit facility with the Company’s primary lender, SVB. After detailed discussions between the Company, the stockholder and SVB, this potential solution could not be implemented due to the uncertainty of the debt structure with both SVB and Grace Bay.

On March 9, 2012, Grace Bay disputed the Company’s assertions in its March 5 letter, and restated its assertion the Company was in default under the Grace Bay and PFG loan agreement.

On March 12, 2012, UBS informed the Company Board that it would not provide an opinion to the Company Board regarding H.I.G.’s proposed per-share price under circumstances involving, among other things, the Company’s potential bankruptcy absent the transaction with H.I.G.

On March 12, 2012, Kirkland & Ellis delivered a revised draft of the merger agreement to the Company and Baker Botts. Later that same day, Baker Botts delivered a further revised draft of the merger agreement to Kirkland & Ellis.

On March 14, 2012, the Company Board held a telephonic meeting. The Company Board deferred consideration of the adequacy of the $1.75 per share offer price until the Company Board could obtain clarity on H.I.G.’s proposed revisions to the material terms. Legal advisors to the Company reviewed these revisions.

Based on the Company Board’s direction, on March 14, 2012, the Committee Chair advised H.I.G. that the Company Board would continue to consider the transaction only upon receiving additional clarity on certain of H.I.G.’s positions deemed material by the Committee and the Company Board. H.I.G. subsequently advised the Committee Chair that its proposal of $1.75 per share was firm.

On March 12 and 13, 2012, the Committee held telephonic meetings. The Committee authorized management to work with legal advisors to the Company and J.P. Morgan to revise the material terms in the agreements and provide them to counsel to H.I.G. with a goal of finalizing the positions on the material terms as soon as possible. Legal advisors to the Company and the Company Board then once again reviewed the legal duties and standards applicable to the decisions and actions being considered by the Committee. The Committee reaffirmed its prior conclusion that, given the Company’s unsuccessful 18-month long process to sell the Company or enter into a transaction with a minority investor and the Company’s situation with its lenders, SVB and Grace Bay, and the potential for bankruptcy, a pre-signing auction process would not be advisable under the current circumstances. Rather, the Committee determined that a signed transaction with an investor of the caliber of H.I.G., along with a go-shop process, would provide present security for the Company and the opportunity for a third party to make a higher bid for the Company, which would be the most favorable result for the Company’s stockholders under the Company challenging circumstances.

The Committee contacted, discussed and ultimately retained Houlihan Lokey as of March 13, 2012, to render to the Committee its written opinion as to whether the consideration to be received by the Company’s unaffiliated stockholders pursuant to the H.I.G. proposed transaction is fair to such stockholders from a financial point of view as of the date of such opinion.

On March 14, 2012, the Company Board held a telephonic meeting. The Committee Chair and legal advisors to the Company reviewed the agreed-upon material terms. After reviewing and discussing the agreed-upon structure of the Go Shop, including its 30-day term that may be extended by 10 days under certain conditions, the Company Board affirmed its decision to pursue a post-signing market check through the go-shop approach instead of continuing to market the Company in advance of signing a definitive agreement with H.I.G. Legal advisors to the Company and the Company Board suggested that the Company may wish to reiterate its request that the Merger Agreement be modified to lengthen the go-shop period. The Company Board instructed its legal advisors to communicate this request to counsel to H.I.G.

On March 14, 2012, the Company Board held a telephonic meeting. In anticipation of the finalization and signing of the Merger Agreement, J.P. Morgan discussed with the Company Board its proposed approach to the agreed upon Go Shop process.

On March 15, 2012, the Company announced financial results for its fiscal fourth quarter and for the fiscal year ended December 31, 2012. The Company reported record revenues of $136.4 million for the fiscal year ended December 31, 2011 compared to $119.4 million for the year ended 2010, a 14 percent increase, and a significant reduction in the net loss per share over the prior fiscal year, to $0.52 per share. However, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, due to the combination of the amount of cash flow that is expected from operations, debt that is due in 2012, and the restrictive debt covenants with which it may not comply, there was, as of the date of the filing of the Annual Report on Form 10-K on March 15, 2012, and in the opinion of the Company’s auditors also filed with the Annual Report on Form 10-K, substantial doubt about the Company’s ability to continue as a going concern.

On March 21, 2012, the Company and the Company Board received a letter dated March 15, 2012 from Raging Capital Management, LLC (“Raging Capital”). In this letter, Raging Capital noted its preference that equity dilution be minimized and expressed its interest in participating in any rights offering by the Company, also noting that Raging Capital would consider backstopping a larger rights offering or providing a bridge loan to the Company until the completion of such an offering. The Company Board discussed the Raging Capital letter at its March 24, 2012 meeting, where it was determined that due to various circumstances, including the immediacy of the Company’s liquidity concerns and the Grace Bay indebtedness and related allegations of default, the Company was not in a position to pursue a transaction as suggested by Raging Capital.

Throughout March 2012, legal advisors to the Company and counsel to H.I.G. negotiated the transaction documents, including the Merger Agreement, the Company Disclosure Schedules, the Note Purchase Agreement, and the Forbearance Agreements.

On March 22, 2012, at approximately 9:30 p.m. Eastern time, the Company’s General Counsel delivered to the Company Board electronic copies of substantially final drafts of the documents related to the proposed transaction with H.I.G., including the Merger Agreement, Forbearance Agreements, Note Purchase Agreement, and Certificate of Designations for the Series A Preferred Stock.

On March 23, 2012, at approximately 1:30 p.m. Eastern time, the Company’s General Counsel delivered to each Company Board member electronic copies of the final Merger Agreement and substantially final versions of the other documents related to the proposed transaction with H.I.G., including, the Note Purchase Agreement, Forbearance Agreements, Certificate of Designations for the Series A Preferred Stock, Form 8-K to be filed with the SEC announcing the H.I.G. transaction and a summary of the key Merger Agreement terms, key Note Purchase and Security Agreement terms, draft Company Board and Compensation Committee resolutions, and presentation materials from Houlihan Lokey.

On March 24, 2012, the Committee Chair contacted H.I.G., requesting H.I.G.’s “best and final” offer price, and noting that the stock price was then trading at $1.88 per share, above the $1.75 per share Offer Price. H.I.G. communicated to the Committee Chair that $1.75 per share was its final Offer Price. H.I.G. also told the Committee Chair that if the Merger Agreement and other transaction documents were not finalized and signed by March 26, 2012, Grace Bay would accelerate the debt under the Grace Bay loan agreement and convertible note and declare all amounts due immediately outstanding and payable.

Later on March 24, 2012, the Company received from Grace Bay a notice of acceleration and foreclosure (the “Foreclosure Notice”), which stated that, unless revoked, Grace Bay would take the following actions at 10:00 a.m. New York time on March 26, 2012: (a) declaring any commitments to extend credit terminated, together with the termination of any obligation Grace Bay may have under the Grace Bay Loan Agreement to make any loan, (b) declaring immediately due and payable all of the outstanding obligations under the Grace Bay Loan Agreement (including any accrued but unpaid interest (including interest at the default rate of interest) thereon), whereupon the same shall become immediately due and payable, without presentment, demand, protest or further notice or other requirements of any kind, (c) foreclosing on the collateral and (d) exercising any other remedies which may be available under the Grace Bay loan documents or applicable law.

On March 24, 2012, at 2:00 p.m. Eastern time, the Committee met telephonically with Houlihan Lokey and the Committee’s legal advisors. Houlihan Lokey reviewed with the Committee its financial analysis of the consideration payable in the transaction. Then, Houlihan Lokey rendered an oral opinion to the Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated March 24, 2012), as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock other than (a) Parent, Purchaser and their respective affiliates, and (b) any stockholders of the Company, and the Company’s respective affiliates, who will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the transaction in the Offer and Merger, as of March 24, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. After discussion and consideration of Houlihan Lokey’s presentation and oral fairness opinion, which was subsequently confirmed in writing, the Committee temporarily adjourned the meeting to join a meeting of the full Company Board to further discuss the Merger Agreement and related transaction documents. (The full text of the written opinion of Houlihan Lokey dated March 24, 2012, is attached as Annex II to this Schedule and is incorporated by reference in this Schedule in its entirety. See also “Section 4-Opinion of Financial Advisor” beginning on page 22.)

On March 24, 2012, at 3:00 p.m. Eastern time, the Company Board met telephonically. After confirming that all directors were in attendance and that the parties attending the telephonic meeting could hear each of the other participants on the call, the Company Board engaged in a detailed discussion regarding the H.I.G. transaction. Legal advisors to the Company and the Company Board led a detailed discussion regarding the Company Board’s duties in a sale of control, including the use of a Go-Shop period to assure the Company Board that the H.I.G. Offer represents the highest value reasonably available, and then reviewed the transaction documents and the associated Company Board and Compensation Committee resolutions, noting that the Company Board would not be taking formal action at that meeting. The Company Board then discussed, among other matters, the risks and benefits of selling the entire Company and reviewed the proposed transaction, as to both quantitative and qualitative terms, taking into account the information and analyses provided to the Company Board. The Company Board also reviewed alternatives to the proposed transaction, including the Company’s prospects and associated risks as an independent, stand-alone company, and the fact that entering into the agreement would allow for publicity of the transaction, immediate funding and de-leveraging of the balance sheet, and a Go-Shop process designed to solicit the highest value reasonably available to the stockholders.

After further deliberation, the Company Board then unanimously determined for the reasons detailed in “Reasons for the Recommendation of the Company Board” beginning on page 16 of this Schedule that the Merger, the Note Purchase Agreement, the Offer (and Purchaser’s acquisition of Shares pursuant to the Offer), the Top-Up

Option (as described below in Item 8 — “Top-Up Option”) and the issuance of the Top-Up Option Shares, and the other transactions contemplated by the Merger Agreement and Note Purchase Agreement were fair to and in the best interests of the Company and its stockholders. The Company Board then approved the Merger Agreement, the Note Purchase Agreement and the transactions contemplated thereby, including the Offer and Merger, and recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by law, adopt the Merger Agreement and approve the Merger, with Mr. Young abstaining from the vote due to his potential interest in the transaction as a possible employee of the post-merger company.

On March 25, 2012, the Company received from Grace Bay a notice that it had revoked the Foreclosure Notice.

Early on March 26, 2012, the Company, Purchaser, and Parent executed the Merger Agreement, the Note Purchase Agreement, the Forbearance Agreements and related documents. H.I.G. funded the $12 million bridge loan the same day, and the Company (pursuant to its agreements with SVB) repaid certain loan obligations to SVB with certain of its cash position on the balance sheet. In doing so, the definition of borrowing base was revised with SVB.

Before the opening of the market on March 26, 2012, the Company issued a press release announcing the Offer and the Merger and other transactions.

3.    Reasons for the Recommendation of the Company Board

The Committee unanimously determined that it is fair and advisable for Purchaser to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable the Merger Agreement and each other agreement necessary to complete each of the transactions contemplated by the parties in connection with the Merger Agreement and resolved to recommend that the holders of shares of the Company’s common stock accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement.

As discussed above, the Company Board unanimously (except for the abstention of Mr. Young due to potential conflicts of interest) found that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, found that the price per share to be paid to the Company’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders, approved, adopted and confirmed in all respects the Merger Agreement and the consummation of the transactions contemplated thereby, authorized and directed the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, and resolved to recommend that the holders of shares of the Company’s common stock accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement.

Strategy Committee

In reaching its determination, the Committee considered a variety of factors weighing in favor of the Offer and the Merger and the transactions contemplated by the Merger Agreement, as well as the associated risks, including, among others, the material factors listed below:

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The Company’s Operating and Financial Condition and Prospects. The Committee’s belief that the Offer, the Merger and the related transactions represented the most certain and best prospect for maximizing stockholder value, based on the Committee’s assessment, after consultation with the Company’s management, the Company’s and the Committee’s legal advisors and J.P. Morgan, of the alternatives reasonably available to the Company under the circumstances. The Committee considered alternatives to the Offer, the Merger and the related transactions, including, among other alternatives, continuing to operate the Company on a stand-alone basis, with or without additional financing, and the possibility of selling the Company to other potential acquirers, and the benefits and risks associated with such alternatives, each of which the Committee determined to be inferior in comparison to the benefits afforded by the Offer, the Merger and the related transactions. In particular, the Committee considered:

¡	the Company’s historical revenues and revenue expectations over the near and long term;

¡	the Company’s prospects for achieving continued revenue and earnings growth in uncertain market and competitive conditions;

¡	the significant capital required to continue implementing the Company’s business plan; and

¡	the limited market interest in the sale of the company after a lengthy process of seeking potential acquirors.

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The Company’s Immediate Need for Capital to Avoid Possible Bankruptcy. The Committee considered its belief that, in order to continue the Company as a going concern and operate the Company on a stand-alone basis, the Company would require significant immediate financing. The Committee believed that the inability to raise sufficient debt or equity capital over the prior 18 months made it highly unlikely that such financing would be available from sources other than affiliates of Purchaser and Parent in time to avoid the possibility of the Company needing to seek bankruptcy protection. The Committee also believed that, although the terms of the financing provided by affiliates of Purchaser and Parent could make it more difficult for the Company to complete an alternative transaction with other potential acquirers, the Company’s compromised financial position and the perceived lack of viable immediate financing alternatives made the Offer, the Merger and the related transactions the most certain and best prospect for maximizing stockholder value under the circumstances. In particular, the Committee considered:

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the Company’s first quarter 2012 projections and the going concern qualification by the Company’s auditors, each of which would have resulted in a triggering of defaults under the Grace Bay and SVB debt covenants, which would have allowed both lenders to attempt to foreclose on the Company’s indebtedness;

¡	the Company’s failure to obtain relief from either Grace Bay or SVB on or otherwise restructure its debt covenants and borrowing base calculations;

¡	the Company’s failure to achieve the minimum revenues set forth in the Grace Bay loan agreement, which permitted Grace Bay to amortize the amounts owed by the Company under the loan;

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the Company’s inability to obtain short-term debt or equity financing necessary to repay the amounts due to Grace Bay and SVB following the anticipated defaults under the Grace Bay and SVB debt covenants; and

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the terms of the Grace Bay loan agreements that provided Grace Bay with approval rights regarding any acquisition of the Company and gave the Company no ability to repay the amounts outstanding under the Grace Bay loan without the lender’s consent.

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Consideration of Strategic Alternatives. The Committee considered that the Company, under the direction of the Committee and with the assistance of the Company’s management, the Company’s and the Committee’s legal advisors and J.P. Morgan had conducted a robust process over an extended period of time for the sale of the Company prior to entering into the Merger Agreement and had solicited interest from multiple third parties with respect to both financing and strategic alternatives, had responded to the parties that made inbound calls and provided unsolicited indications of interest and had executed confidentiality agreements with qualified interested parties.

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Go Shop Period, and the Company’s Ability to Seek Alternative Acquisition Proposals. The Committee considered the fact that the Company is permitted to seek alternative acquisition proposals for a period of 30 days after the date of the Merger Agreement (with an optional 10 day extension in favor of the Company under certain circumstances), and to act on those proposals and enter into an alternative transaction if the Strategy Committee and Company Board determine them to qualify as “Superior Proposals.”

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Ability to Respond to Certain Unsolicited Acquisition Proposals after the Go Shop Period. The Committee considered the fact that the Company, even after the Go Shop period has expired and the restrictions after the Go Shop period prohibit the Company from soliciting a transaction proposal from any other party, the Committee and Company Board are still permitted to consider certain unsolicited alternative proposals and attempt to negotiate an alternative transaction if the Committee and Company Board determine that the alternative transaction qualifies as, or would reasonably be expected to lead to, a “Superior Proposal.”

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Termination Fee and Terms. The Committee was of the view that the amounts of the various termination fees and expense reimbursement amounts payable by the Company if it wanted to terminate the agreement to pursue an alternative transaction were within a typical range of termination fees for transactions of similar size, appeared to be reasonable under the all of the surrounding circumstances, and were not reasonably likely to deter proposals for alternative transactions, either during the Go Shop period or otherwise. The Committee also took into account the fact that Purchaser and Parent were not willing to proceed with the transaction without a meaningful termination fee.

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Purchaser’s Provision of Debt Financing. The Committee and Company Board considered that the Purchaser’s proposal for the transaction included an agreement to provide immediate debt funding to the Company, which funding does not obligate the Company to complete the tender offer and merger if a “Superior Proposal” is submitted and the Committee and the Company Board determine to pursue an alternative acquisition transaction. This debt funding was delivered to SVB to facilitate the amendment of the Company’s debt facilities with SVB and SVB’s forbearance agreement with the Company regarding the debt facilities. Accordingly, the provision of additional debt financing did not lead to increased cash on hand for the Company.

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Fairness Opinion. The Committee considered the financial analysis reviewed by Houlihan Lokey with the Committee, and the oral opinion rendered to the Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated March 24, 2012), with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock other than (a) Parent, Purchaser, and their respective affiliates, and (b) any stockholders of the Company, and the Company’s respective affiliates, who will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the transaction in the Offer and the Merger, as of March 24, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing the opinion. The full text of the written opinion of Houlihan Lokey dated March 24, 2012, is attached as Annex II to this Schedule and is incorporated by reference in this Schedule in its entirety. See also “Section 4 — Opinion of Financial Advisor” beginning on page 22.)

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All Cash Transaction. The Committee considered the fact that the form of consideration to be paid to Company stockholders is cash, thereby eliminating any uncertainties in valuing consideration and providing stockholders with the certainty of, and ability to immediately realize, the value and liquidity of their consideration.

–	Tender Offer Structure. The Committee considered the fact that the transaction is structured as a two-step transaction, with a tender offer comprising the first step, meaning that:

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the completion of the Offer and delivery to stockholders of the Offer Price can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to the Company’s stockholders, employees and business partners;

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the completion of the Offer will be followed by a second-step Merger, in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same cash price as the Offer Price; and

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under certain circumstances Purchaser and Parent may exercise the Top-Up Option to purchase additional shares of Common Stock following completion of the Offer, which would permit Purchaser and Parent to consummate the Merger more quickly as a short form merger under Delaware law.

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No Financing Contingency. The Committee considered the fact that the Merger Agreement did not contain any financing condition and Purchaser and Parent’s representation that they will have access to cash resources in an amount sufficient to enable completion of the Offer and consummate the Merger and pay the consideration due to the Company’s stockholders under the Offer and the Merger.

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Availability of Appraisal Rights. The Committee considered the availability of appraisal rights to Company stockholders who properly exercise their rights under Delaware law, which would give stockholders who believe that exercising such rights would yield them a greater per share amount than the $1.75 per share consideration the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares.

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Terms of Merger Agreement; Terms of the Tender Offer. The Committee believed that the terms of the Merger Agreement, including the terms of the Offer, taken as a whole, were reasonably favorable to the Company and its stockholders, including, among other terms the per share consideration, the absence of a financing condition, the inclusion of common and reasonable conditions to closing the Offer, the provision of interim financing and the Go Shop.

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No Required Agreements or Arrangements with Management. The Committee considered the fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Purchaser, Parent or any of their affiliates.

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Financial terms and Premium to Historical Trading Prices. The Committee considered, with the assistance of Houlihan Lokey, the multiples of enterprise value based on certain financial data for the Company and selected companies as well as a discounted cash flow analysis of the Company, and noted that the Offer Price was greater than the implied per share reference range for the Company in light of the multiples of enterprise value and cash flow analysis.

The Committee also considered a number of material risks and other potentially countervailing factors, including, among others, the material factors listed below:

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No Continuing Equity Interest in the Company. The Committee considered the fact that Company stockholders will have no continuing equity interest in the Company following the completion of the Merger and, therefore, will no longer have the opportunity to participate in the Company’s potential future growth or earnings or benefit from any appreciation in the Company’s value.

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Potential Adverse Effect on the Company if the Transaction is Not Completed. The Committee considered the possible disruption to the Company’s operations following the public announcement of the transaction, and the possible substantial harm to the Company’s business and competitive position, including its relationships with customers, suppliers and employees, if the Offer and Merger are not completed. Further, if the Offer and Merger are not completed, the Company’s forbearance agreements with its lenders will terminate and the lenders will be able to exercise any rights they have under the loan agreements with the Company, which may include declaring all amounts owed due and payable or, in the case of Grace Bay if the Company does not maintain its Minimum Revenues, amortize the loan amount as provided in the loan agreement.

–	Effects on the Company’s Ability to Conduct Business Pending Completion of the Transaction. The Committee considered the restrictions on the conduct of the Company’s business prior to the completion of the Offer and Merger, requiring the Company to conduct its business only in the ordinary course and to take certain actions or refraining from taking certain actions, which may delay or prevent the Company from pursuing business opportunities that may arise that it would otherwise pursue.

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No Meaningful Stockholder Vote on Merger by Stockholders other than Purchaser after Completion of the Offer. The Committee considered the fact that if the Offer is completed, the Company’s remaining stockholders who are unaffiliated with Purchaser and Parent will not have a meaningful opportunity to vote, since following completion of the Offer the Purchaser and Parent will control at least a majority of the Company’s outstanding shares, meaning that Purchaser and Parent will control the votes required to approve the Merger and adopt the Merger Agreement and may even be able to consummate the Merger without a stockholder vote if Purchaser owns more than 90% of the outstanding shares of following the Offer and/or exercise of the Top-Up Option.

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Purchaser Control of Company Board after Completion of Offer. The Committee considered the provisions of the Merger Agreement that allow Purchaser and Parent to obtain Company Board representation on completion of the Offer in proportion to Purchaser’s share ownership of the Company following completion of the Offer.

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Potential Effects of Termination Fee on Alternative Transaction Proposals. The Committee considered the termination fees and expense reimbursement requirements that would make it more costly for another potential purchaser to acquire the Company, and, therefore, might have the effect of discouraging other potential purchasers from making a competing proposal to acquire the Company.

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Potential Effects of Debt Financing Terms on Alternative Transaction Proposals. The Committee considered the terms of the $12 million bridge loan being provided to the Company by affiliates of Purchaser and Parent in connection with the transactions contemplated by the Merger Agreement under the note purchase agreement and terms of the Forbearance Agreements and the possibility that those terms may have the effect of discouraging other potential purchasers from making a competing proposal to acquire the Company.

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Ability of Buyer to Terminate Upon Payment of $3.5 Million Termination Fee. The Committee considered the possibility that Purchaser and Parent could terminate the Merger Agreement and abandon the Offer upon payment of a $3.5 million termination fee without cause and without any fault or breach on the part of the Company.

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Taxable Nature of All-Cash Transaction. The Committee considered the fact that the all-cash merger consideration will be a taxable transaction to stockholders who are U.S. persons for U.S. Federal income tax purposes.

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Expenditures of Significant Transaction Costs and Resources if the Transaction is Not Completed. The Committee considered the negative impact of the transaction not being completed, including that the Company will have incurred significant transaction costs and that the Company’s directors, management and employees will have expended significant time and effort and experienced significant distractions from their work.

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Restrictions on the Company’s Ability to Solicit and Consider Alternative Transaction Proposals. The Committee considered the terms of the Merger Agreement prohibiting the Company from soliciting proposals to acquire the Company as an alternative to Purchaser’s and Parent’s proposal after the Go Shop period has expired and the other procedural limitations on the Company’s ability to consider alternative transaction proposals whether during the Go Shop period or after the Go Shop period, including the Buyer’s rights to match offers and negotiate with the Company.

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Interests of Certain Persons in the Transaction. The Committee considered the fact that the Company’s management team may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders, based on the understanding that Parent has expressed and intention to retain the management team after the transaction has been completed.

Board of Directors

In the course of reaching its determination and recommendation, the Company Board considered, among other things, the unanimous recommendation of the Committee and the same factors considered by the Committee in its deliberations, as described above.

The Committee and the Company Board based their ultimate respective decisions on their business judgment that the benefits of the Offer, the Merger and the other transactions contemplated by the Merger Agreement to the Company’s stockholders outweigh the negative considerations. The Committee and the Company Board determined that, in view of all of the surrounding facts and circumstances, the Offer, the Merger and the other transactions contemplated by the Merger Agreement represent the best reasonably available alternative to maximize stockholder value.

The foregoing discussion of information and factors considered by the Committee and the Company Board is not intended to be exhaustive, but includes the material information, factors and analyses considered by the Committee and the Company Board. Neither the Committee nor the Company Board undertook to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determination, and, in light of the variety of factors considered in connection with their evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement did not quantify or assign any relative or specific weights to the various factors that it considered in reaching their respective determinations that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of the Company and its stockholders. Rather, the Committee and the Company Board conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Company management and their outside advisors, and considered the factors overall to be favorable to, and to support, their respective determinations. Moreover, each member of the Committee and the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Committee and the Company Board were aware of the interests of our executive officers, directors and affiliates as described in Items 3 and 8 below.

It should be noted that this explanation of the reasoning of the Committee and the Company Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in Item 8, “Forward-Looking Statements.”

Accordingly, and for the reasons described above, the Committee and the Company Board recommends that holders of shares of the Company’s common stock accept the Offer and tender their shares in the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

For the reasons described here, the Company Board recommends that you accept the Offer,

tender your Shares pursuant to the Offer and, if necessary, approve and adopt the

Merger Agreement.

4.    Opinion of Financial Advisor

On March 24, 2012, Houlihan Lokey rendered an oral opinion to the Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated March 24, 2012), to the effect that, as of March 24, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing the opinion, the consideration to be received by the holders of the Company’s common stock other than (a) the Parent, Purchaser, and their respective affiliates, and (b) any stockholders of the Company, and the Company’s respective affiliates, who will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the transaction (our unaffiliated holders) in the Offer and Merger was fair, from a financial point of view, to the holders of the Company’s common stock.

Houlihan Lokey’s opinion was directed to the Committee and only addressed the fairness from a financial point of view of the consideration to be received by the unaffiliated holders of the Company’s common stock in the Offer and Merger, and does not address any other aspect or implication of the Offer and Merger or related matters. The summary of Houlihan Lokey’s opinion in this Schedule is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing the opinion. However, neither Houlihan Lokey’s opinion nor the summary of the opinion and the related analyses set forth in this Schedule are intended to be, and do not constitute advice or a recommendation to the Committee or any stockholder as to whether such stockholder should tender shares of the Company’s common stock in the Offer, vote in favor of the Merger or act with respect to related matters.

In arriving at the opinion, Houlihan Lokey, among other things:

1.	reviewed the following agreements and documents:

a.	the draft dated March 23, 2012 of the Merger Agreement;

b.	the draft dated March 22, 2012 of the Note Purchase Agreement;

c.	the draft dated March 21, 2012 of the Forbearance Agreements (in this section of this Schedule, the Merger Agreement, the Note Purchase Agreement and the Forbearance Agreements are referred to collectively as the “transaction documents”);

d.	the Loan and Security Agreement by and among the Company, its subsidiaries and Partners for Growth III, L.P., dated November 5, 2010 (as assigned to Grace Bay Holdings II, LLC, an affiliate of H.I.G.) as modified, amended and restated (collectively, the “Grace Bay loan agreement”); and

e.	the Loan and Security Agreement by and among the Company, SVB and such other parties as named therein, as modified, amended and restated (collectively, the “SVB loan agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available by the Company to Houlihan Lokey, including (a) financial forecasts prepared by the Company’s management relating to the Company for the years ending 2012 through 2017, which assume a reorganization of the Company under Chapter 11 of the United States Bankruptcy Code and receipt by the Company of Debtor in Possession financing (the “Financial Forecasts”), and (b) a liquidity review performed by the Company’s management in order to determine projected monthly cash balances for the year ended December 31, 2012 (the “Liquidity Review”);

4.

spoke with certain members of the Company’s management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition, liquidity and prospects of the Company, the Offer and the Merger (collectively, the “transaction”) and related matters, including, but not limited to, the Company’s management’s views of the operational and financial risks and uncertainties attendant with not pursuing the transaction;

5.	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

7.	reviewed a certificate addressed to Houlihan Lokey from the Company’s senior management which contains, among other things, representations regarding the Company’s financial condition, liquidity and prospects, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

The Company’s management advised Houlihan Lokey prior to the delivery of the opinion, and Houlihan Lokey has relied upon such advice, that (a) the independent auditors of the Company’s audited financial statements for the year ended December 31, 2011 had raised substantial doubt as to the Company’s ability to continue to operate as a going concern; (b) the Company was out of compliance with respect to certain covenants of the Grace Bay loan agreement and the SVB loan agreement; (c) the Company was experiencing difficulty in obtaining required letters of credit, bid bonds or performance bonds to secure its performance under customer contracts or open-market programs; (d) Grace Bay had advised the Company that, absent the execution of the transaction documents and consummation of the related financing, Grace Bay (i) was unwilling to provide additional credit or other financial support to the Company; (ii) was unwilling to defer or provide forbearance with respect to the debt owed under the Grace Bay loan agreement; (iii) was likely to declare a default under the Grace Bay loan agreement with respect to the Company’s non-compliance with certain covenants thereunder; and (iv) would have the ability to and may elect to accelerate amortization of the notes it holds under the Grace Bay Loan Agreement if such a default is declared; and (e) even in the absence of default under the Grace Bay loan agreement and the SVB loan agreement, the Company’s management believes that, if the Company did not enter into the transaction documents and consummate the related financing, (i) the Company’s financial and operational viability will be uncertain, and there is a substantial doubt about the Company’s ability to continue as a going concern; (ii) such impairment would reasonably be expected to result in a voluntary or involuntary bankruptcy filing; and (iii) as a result of the Company’s entry into bankruptcy, the holders of the Company’s common stock would likely receive less value than the consideration anticipated to be received in connection with the transaction.

Houlihan Lokey has relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, the Company’s management has advised Houlihan Lokey, and it has assumed, that the Financial Forecasts reviewed by it have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management as to the Company’s future financial results and condition, and Houlihan Lokey expresses no opinion with respect to such projections or the assumptions on which they are based. The Company’s management has advised Houlihan Lokey, and it has assumed, that the Liquidity Review reviewed by the Company’s management has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management as to the Company’s future financial results and condition, and Houlihan Lokey expresses no opinion with respect to these projections or the assumptions on which they are based. The Company informed Houlihan Lokey that the Financial Forecasts reflect the best estimates of the Company’s management of the Company’s financial performance should the Company not enter into the transaction and the related financing. The Company further informed Houlihan Lokey that it was unable to secure any other financing at the date of the opinion from any source other than as contemplated by the transaction and the related financing. Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the Company’s business, assets, liabilities, financial condition, results of operations, cash flows or prospects since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or the opinion, and that there is no information or any facts that would make any of the information reviewed by it incomplete or misleading. The Company provided alternative Financial Forecasts and other forward-looking information to Houlihan Lokey and others, but these alternative Financial Forecasts and forward-looking information were determined by the Company to not be relevant at that point in time given the Company’s current financial condition and prospects, and were therefore not used in any analysis nor relied upon by Houlihan Lokey.

Houlihan Lokey has relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the transaction documents and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the transaction documents and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the transaction will be satisfied without waiver thereof, and (d) the transaction will be consummated in a timely manner in accordance with the terms described in the transaction documents and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey has relied upon and assumed, without independent verification, that (i) the transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the transaction will be obtained and that no delays, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the transaction or us that would be material to our analyses or the opinion. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that the final form of each of the transaction documents would not differ in any respect from the draft of each of the transaction documents identified above.

Furthermore, in connection with the opinion, Houlihan Lokey has not been requested to make, and has not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Although Houlihan Lokey reviewed the Liquidity Review prepared by the Company’s management, Houlihan Lokey did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or are or may be subject.

Houlihan Lokey has not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the transaction, the securities, assets, businesses or our operations or any other party, or any alternatives to the transaction, (b) negotiate the terms of the transaction, or (c) advise the Committee, the Company Board or any other party with respect to alternatives to the transaction. The Committee has not requested Houlihan Lokey to participate in any negotiations between the Committee and third parties with respect to a transaction different from those contemplated under the transaction documents and the consummation of the related financing. Houlihan Lokey’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of the date of the opinion. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion.

The opinion was directed to the Committee (in its capacity as such) in connection with its evaluation of the transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent. The opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Neither the opinion nor this summary of the opinion and the related analyses are intended to be, and do not constitute, advice or a recommendation to the Committee, or any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the transaction or otherwise.

Houlihan Lokey was not requested to opine as to, and the opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Company Board, the Company, the Company’s security holders or any other party to proceed with or effect the transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the transaction or otherwise (other than the consideration payable in the transaction, to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to the Company or any other party, (v) the fairness of any portion or aspect of the transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration payable in the transaction amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Company’s security holders or any other party is receiving or paying reasonably equivalent value in the transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the transaction, any class of such persons or any other party, relative to the consideration payable in the transaction or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. The Company may have greater value to a party with access to sufficient capital to fund the Company future business and operations than the Company. The opinion only addresses whether the consideration to be received by the unaffiliated holders of the Company’s common stock in the transaction is fair to them from a financial point of view, given the Company’s current financial condition and prospects as provided by and reviewed and discussed with the Company’s management and does not address whether the consideration payable in the transaction is the highest price reasonably obtainable for the Company’s capital stock or assets or the Company’s value to a party with access to sufficient capital to fund the Company’s future business and operations. Furthermore, Houlihan Lokey relied, with the consent of the Committee, on the assessments by the Committee, the Company Board, the Company and the Company’s respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the transaction or otherwise. The Committee made Houlihan Lokey aware of (i) the preliminary, contingent and non-binding expressions of interest received by the Committee from a certain third party relating to the acquisition of the Company and (ii) a letter from a current stockholder that expresses a preliminary, non-binding interest in exploring or possibly participating in some form of financing of the Company. At the Committee’s direction, Houlihan Lokey has disregarded each of such preliminary, contingent and non-binding expressions of interest for purposes of its analyses in connection with the opinion. The issuance of the opinion was approved by a Houlihan Lokey committee authorized to approve opinions of this nature.

In preparing the opinion to the Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at the opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed transaction and related matters, and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of the Company’s assets, businesses or securities do not purport to be appraisals or to reflect the prices at which the Company’s businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

The opinion was directed to the Committee in connection with the Committee’s evaluation of the transaction and was only one of many factors considered by the Committee in evaluating the proposed transaction and related matters. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the consideration payable in the transaction or of the views of the Committee, the Company Board or management with respect to the transaction and related matters. The type and amount of consideration payable in the transaction were determined through negotiation between the Company and H.I.G., and the decision to enter into the transaction and related matters was solely that of the Committee.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Committee in connection with Houlihan Lokey’s opinion rendered on March 24, 2012. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-recurring items, or Adjusted EBITDA.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of the Company’s common stock and the common stock of the selected companies listed below as of March 22, 2012 (the selected companies). Accordingly, this information may not reflect current or future market conditions. Estimates of 2012 EBITDA for the Company used in connection Houlihan Lokey’s selected companies analysis and estimates of 2012 and 2013 EBITDA for the Company used in connection with the discounted cash flow analysis were based on estimates provided by the Company’s management. Estimates of 2012 and 2013 EBITDA for the selected companies listed below were based on certain publicly available consensus research analyst estimates for the selected companies.

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the Company and the following selected companies:

•	Echelon Corporation

•	EnerNOC, Inc.

•	ESCO Technologies Inc.

•	Itron, Inc.

•	Lime Energy Co.

•	PowerSecure International, Inc.

The calculated multiples included:

•	Enterprise value as multiple of 2011 Adjusted EBITDA in the most recently completed fiscal year for which financial information has been made public (“FYE Adjusted EBITDA”);

•

Enterprise value as a multiple of the last twelve month period Adjusted EBITDA for the most recently completed twelve month period for which financial information has been made public (“LTM Adjusted EBITDA”);

•	Enterprise value as a multiple of estimated 2012 Adjusted EBITDA for the next fiscal year based on equity analysts’ consensus estimates (“NFY Adjusted EBITDA”); and

•	Enterprise value as a multiple of estimated 2013 Adjusted EBITDA for the fiscal year following the next fiscal year based on equity analysts’ consensus estimates (“NFY+1 Adjusted EBITDA”).

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies to corresponding financial data for the Company:

Multiple Description	Indicated Multiples for the Selected Companies
Enterprise Value as a multiple of:	Low	High
FYE Adjusted EBITDA	6.4x	12.7x
LTM Adjusted EBITDA	6.4x	12.7x
NFY Adjusted EBITDA	7.1x	13.6x
NFY+1 Adjusted EBITDA	3.1x	10.1x

The selected companies analysis indicated the following implied per share reference range, based on enterprise value as a multiple of NFY Adjusted EBITDA, for the Company, as compared to the proposed per share consideration payable in the transaction:

Implied Per Share Equity Reference Range for the Company based on NFY Adjusted EBITDA	Per Share Consideration
$1.10 - $1.28	$1.75

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate through 2017 based on internal estimates provided by our company’s management. Houlihan Lokey calculated terminal values for our company by applying a range of terminal value EBITDA multiples of 6.0x to 7.0x to the Company’s fiscal year 2017 estimated EBITDA. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 15.0% to 17.0%. The discounted cash flow analysis indicated the following implied per share reference range for the Company, as compared to the proposed per share consideration payable in the transaction:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$1.23 - $1.43	$1.75

Other Matters

Houlihan Lokey was engaged by the Company to provide an opinion to the Committee regarding the fairness from a financial point of view of the consideration to be received by the unaffiliated holders of the Company’s common stock in the Offer and Merger. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to the Company’s engagement letter with Houlihan Lokey, the Company paid Houlihan Lokey a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Offer or Merger and related matters. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, H.I.G. or any other party that may be involved in the transaction and their respective affiliates or any currency or commodity that may be involved in the transaction.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to H.I.G. and the private equity and investment funds affiliated or associated therewith and the portfolio companies thereof (collectively, the “H.I.G. Group”) and/or certain of its affiliates or security holders, for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, having provided certain valuation advisory and financial opinion services to the H.I.G. Group and/or certain of its affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the H.I.G. Group, other participants in the transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of the Company’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by H.I.G., other participants in the transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the H.I.G. Group, other participants in the transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the H.I.G. Group, other participants in the transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

SOLICITATION/RECOMMENDATION STATEMENT

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company is Comverge, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092. The telephone number of the Company at its principal executive offices is (678) 392-4954.

(b)	Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule”) relates is the Company’s common stock, par value $0.001 per share (“Common Stock”). As of March 31, 2012, there were 27,577,716 shares of Common stock issued, of which 27,479,908 shares of Common Stock were outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

The person filing this Statement is the Company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above and incorporated by reference into this Item 2(a).

(b)	Tender Offer

This Schedule relates to a tender offer by Purchaser to purchase for cash all outstanding shares of the Company’s Common Stock (“Shares”) not held by Purchaser or Parent at a price of $1.75 per Share, net to the stockholder in cash, without interest thereon, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Offer is being made pursuant to the Merger Agreement by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will merge with and into the Company, and each Share not acquired in the Offer (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their wholly-owned subsidiaries, and Shares held by stockholders who properly demand appraisal rights) will be cancelled and converted into the right to receive the Offer Price. Following the Effective Time, the Company will continue as a wholly-owned subsidiary of Parent.

The initial expiration date of the Offer is midnight, New York City time, at the end of day on May 8, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The Company has provided Purchaser with the names and addresses of all record holders of the Shares, security position listings, beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares for the purpose of disseminating the Offer to the holders of Shares. Purchaser mailed the Offer to Purchase, the related Letter of Transmittal and this Schedule on or about April 11, 2012 to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is in care of H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the SEC’s website at www.sec.gov or on the Company’s website at www.comverge.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring Shares representing at least a majority of the Shares pursuant to the Offer) to designate to the Company Board, other than at a meeting of the stockholders of the Company, such number of directors as is equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the total number of Shares then outstanding (not on a fully-diluted basis). The Information Statement is incorporated herein by reference.

(a)    Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, attached hereto as Annex I, including the information under the headings “Components of Compensation”, “Employment Agreements”, “Potential Post-Employment Payments Upon Termination or Change-of-Control”, and “Director Compensation.”

Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer

The Company has granted forfeitable Shares (the “Restricted Stock”) under the Comverge, Inc. 2006 Long-Term Incentive Plan, as amended (the “Company Stock Plan”), to its executive officers and its non-employee directors. The consummation of the Merger will cause each Share of Restricted Stock granted to executive officers and non-employee directors to convert to the right to receive the Offer Price for each Share of Restricted Stock.

As of March 31, 2012, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,767,479 Shares, including 857,931 Shares of Restricted Stock (in addition to Shares issuable upon exercise of options, which are discussed below). Each outstanding Share of Restricted Stock will be converted to the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash for each such Share equal to the Offer Price, less any required withholding taxes. If the directors and executive officers were to tender all 857,931 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $1,501,379 in cash for those Shares.

The beneficial ownership of Shares, including Shares of Restricted Stock held by each director and executive officer, is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan-Based Awards in Fiscal Year 2011,” “Amounts Earned under 2011 Executive Officer Incentive Plan” and “Outstanding Equity Awards at Fiscal 2011 Year-End.” The table below sets forth the number of Shares of Restricted Stock held by directors and executive officers of the Company as of March 31, 2012 that will convert as soon as practicable after the Effective Time, and the amount of cash consideration they will receive for those Shares.

Executive Officer	Restricted Stock	Price	Cash Consideration
R. Blake Young	245,310	$1.75	$429,292.50
David Mathieson	73,000	$1.75	$127,750.00
Steven Moffitt	87,420	$1.75	$152,985.00
Teresa Naylor	23,977	$1.75	$41,959.75
Matthew H. Smith	33,775	$1.75	$59,106.25
Arthur Vos IV (1)	54,855	$1.75	$95,996.25
John Rossi	28,146	$1.75	$49,255.50
Gregory Allarding	27,000	$1.75	$47,250.00
George Hunt	25,684	$1.75	$44,947.00
Jason Cigarran	9,000	$1.75	$15,750.00
David Ellis	21,790	$1.75	$38,132.50

	629,957		$1,102,424.75

(1)	On April 7, 2012, Mr. Vos submitted his resignation as the Senior Vice President of Utility Sales and Chief Technology Officer of the Company. Mr. Vos will remain employed by the Company’s until May 14, 2012.

Directors	Restricted Stock	Price	Cash Consideration
Nora Brownell	5,585	$1.75	$9,773.75
Alec G. Dreyer	5,585	$1.75	$9,773.75
A. Laurence Jones	6,901	$1.75	$12,076.75
John McCarter	12,086	$1.75	$21,150.50
Joseph O’Donnell	6,901	$1.75	$12,076.75
John Rego	12,086	$1.75	$21,150.50
Rudolf Hoefling	59,610	$1.75	$104,317.50
David Kuzma	59,610	$1.75	$104,317.50
James Moore, Jr.	59,610	$1.75	$104,317.50

	227,974		$398,954.50

Treatment of Options

Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under the Company Stock Plan that is outstanding and unexercised as of the Effective Time (whether vested or unvested), will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the total number of Shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share for such Option, less any required withholding taxes (the “Option Cash Payment”). As a result, as of the Effective Time, each Option will automatically cease to be outstanding, and each holder of an Option will cease to have any rights other than the right to receive the Option Cash Payment. The majority of the Company’s outstanding Options have an exercise price higher than the Offer Price.

As of March 31, 2012, the directors and executive officers of the Company held, in the aggregate, Options to purchase 637,586 Shares. The beneficial ownership of Options held by each director and executive officer is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan Based Awards in Fiscal Year 2011,” “Amounts Earned under 2011 Executive Officer Incentive Plan” and “Outstanding Equity Awards at Fiscal 2011 Year-End.”

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the Merger, including the disposition of Shares by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Change-of-Control

The Company has entered into employment agreements with certain of its executive officers with change of control provisions, the terms of which are substantially similar. The Company entered into these agreements in order to provide stability to its key management if the Company experiences a change-of-control.

Pursuant to the employment agreement with Mr. Young, if the employment of Mr. Young is terminated by the Company for Cause or by Mr. Young without Good Reason, he shall not be entitled to any severance payments, but shall only be entitled (i) any unpaid, but earned salary, medical benefits, vested restricted stock and vested stock options, (ii) any unpaid but earned vacation in accordance with Company policy then in effect and (iii) any incurred but unpaid ordinary and necessary and documented business expenses. If Mr. Young’s employment is terminated without Cause or for Good Reason, Mr. Young will be entitled to (i) any unpaid but earned salary, medical benefits, vested stock options and vested restricted stock; (ii) any unpaid but earned vacation, (iii) any incurred but unpaid ordinary and necessary business expenses and (iv) severance pay equal to two times his annual base salary and target cash incentive. Provided however, if Mr. Young’s termination occurs concurrently with or within twenty-four (24) months following a Change in Control (as defined in the employment agreement), the severance pay will be equal to three times his annual base salary and target cash incentive for the last completed calendar year prior to such termination. In addition, Mr. Young is entitled to the continuation of benefits under the Company’s standard employee benefit plan during the period that they are entitled to receive severance payments.

Pursuant to the employment agreements entered into with each of Messrs David Mathieson, Steve Moffitt, Matthew Smith and Arthur Vos, the Company may be required to make payments to them upon a change in control. A change of control as defined under these agreements will occur upon the occurrence of any of the following events that result in a majority of the Company Board prior to the event not constituting the majority of the Company Board immediately after the completion of the transaction:

•

any person (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner of the Company’s securities (excluding those securities acquired directly from us or our affiliates) representing 50% or more of the combined voting power of our then outstanding voting securities;

•

a merger or consolidation of us with any other corporation unless the voting securities of the Company outstanding immediately prior to the transaction continue to represent (either by remaining outstanding or being converted into voting securities of another entity) more than 50% of the combined voting power of the voting securities of the surviving or parent company; or

•

the consummation of an agreement for the sale or disposition by us of all or substantially all of the Company’s assets, other than to an entity where at least 50% of the combined voting power of the voting securities are owned by the Company’s stockholders in substantially the same proportions as their ownership of the Company immediately prior to such sale.

If a termination without Cause or by the executive officer with Good Reason occurs within 12 months after the occurrence of a change in control, then the executive officer will be entitled to severance payments equal to 18 months of his base salary plus 150% of his prior year’s non-equity incentive award. In addition, each executive officer will immediately be vested in all unvested stock options upon a change in control.

Below are estimates of amounts that may be received by an executive officer upon the consummation of the Merger. The amounts set forth in the table below assume that the executive officers as of March 31, 2012 are terminated as set forth below in connection with the consummation of the transactions contemplated by the Merger Agreement. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Executive Officer	Benefit	Severance Payable w/Cause or w/o Good Reason		Severance Payable w/o Cause or for Good Reason		Severance Payable After Change in Control		Death or Disability		Other Post-Employment Payments
R. Blake Young	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	960,000 962,000 19,323 —	$ $ $ $	1,440,000 1,322,000 19,323 451,370	$ $ $ $	— — — 451,370	$ $ $ $	— — 6,441 —

David Mathieson	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	325,000 60,700 12,882 —	$ $ $ $	243,750 260,700 19,323 134,320	$ $ $ $	— — — 134,320	$ $ $ $	— — — —

Steven Moffitt	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	350,000 150,579 12,882 —	$ $ $ $	525,000 150,579 19,323 178,618	$ $ $ $	— — — 178,618	$ $ $ $	— — — —

Matthew H. Smith	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	225,000 64,600 12,882 —	$ $ $ $	337,500 64,600 19,323 67,865	$ $ $ $	— — — 67,865	$ $ $ $	— — — —

Arthur Vos IV(5)	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	240,000 230,000 12,882 —	$ $ $ $	360,000 230,000 19,323 108,764	$ $ $ $	— — — 108,764	$ $ $ $	— — — —

Teresa Naylor	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	225,000 71,900 4,415 —	$ $ $ $	337,500 71,900 6,622 44,118	$ $ $ $	— — — 44,118	$ $ $ $	— — — —

David Ellis	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	210,000 48,000 12,010 —	$ $ $ $	210,000 48,000 12,010 40,095	$ $ $ $	— — — 40,095	$ $ $ $	— — — —

Executive Officer	Benefit	Severance Payable w/Cause or w/o Good Reason		Severance Payable w/o Cause or for Good Reason		Severance Payable After Change in Control		Death or Disability		Other Post-Employment Payments

George Hunt	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	101,840 78,250 6,441 —	$ $ $ $	203,679 78,250 12,882 47,260	$ $ $ $	— — — 47,260	$ $ $ $	— — — —

John Rossi	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	142,347 70,000 6,475 —	$ $ $ $	189,796 70,000 8,633 51,789	$ $ $ $	— — — 51,789	$ $ $ $	— — — —

Greg Allarding	Severance(1) Bonus(2) Benefits(3) Stock (4)	$ $ $ $	— — — —	$ $ $ $	214,000 50,000 12,882 —	$ $ $ $	321,000 50,000 19,323 49,680	$ $ $ $	— — — 49,680	$ $ $ $	— — — —

(1)	Under the terms of his employment agreement, Mr. Young is entitled to (i) any unpaid but earned salary, health benefits, vested stock options and vested restricted stock if he is terminated for cause or for good reason. In addition, Mr. Young is also entitled to severance payments equal to two times his annual base salary if he is terminated without cause or for good reason and three times his annual base salary if he is terminated within 24 months following a change in control. Amounts payable to each executive were estimated based on their annual base salaries as of March 31, 2012.
(2)	Mr. Young is entitled to severance payments equal to two times his target cash incentive if he is terminated without cause or for good reason and three times his target cash incentive if he is terminated within 24 months following a change in control. The other listed executives, except for Mr. Young, are entitled to severance bonus payments equal to their pro-rated, where applicable, prior year’s cash incentive payments if their employment is terminated without cause or for good reason prior to a change in control or due to a change in control. The severance payments were estimated by utilizing special incentive awards in 2011 to Mr. Moffitt, Mr. Ellis, Mr. Rossi and Mr. Mathieson (Mr. Moffitt also received a thermostat independence special incentive plan award, Mr. Ellis received an ESKOM bonus, Mr. Rossi received an integration bonus award), a transactional bonus for Mr. Mathieson of $200,000 which would be triggered by a change in control or a strategic capital investment, 2012 retention awards accelerate payments under termination for cause or for good reason or for change in control, and with the assumption the executive was terminated on March 31, 2012. The Board exercised its discretion and did not award any cash incentives under the 2011 incentive compensation program. The Board approved the creation of a special 2012 retention program. The cash retention awards, to be paid quarterly in 2012, in the chart above were approved by the Compensation Committee with the agreement of the entire Board on March 8, 2012. The first quarterly payment of the 2012 retention program was paid before April 15, 2012. The 2012 retention awards for Young, Mathieson, Moffitt, Smith, Vos, Naylor, Ellis, Hunt, Rossi and Allarding, respectively, are as follows: $242,000, $60,700, $119,500, $64,600, $230,000, $71,900, $48,000, $78,250, $40,000, and $50,000.
(3)	In the case of Mr. Young, he is entitled to employer portion of the payment of his health benefits pursuant to the applicable severance period for up to 18 months. Thereafter, the Company is required to pay Mr. Young a lump sum equal to six times the employer portion of the premiums for such health benefits. In the case of all other listed executives, each is entitled to payment of his/her health benefits for his/her applicable severance period. All executives are responsible for the portion of the benefits an active employee would pay.
(4)

Upon a termination without cause or for good reason within 12 months after a change of control, the restricted stock held by Messrs. Young, Mathieson, Moffitt, Smith and Vos shall immediately vest, and any stock options held at the time of such termination shall immediately vest and become exercisable. These amounts represent restricted stock and in-the money stock options that vest upon such event, at an assumed value of $1.84 per share, the closing price of our common stock on March 31, 2012. In addition, for each named executive officer, any termination by reason of death or disability shall not give rise to any severance payments, but all of his unvested stock options and restricted stock shall vest upon his death or disability as provided in, and subject to the provisions of the Company’s policies or applicable equity plans.
(5)	On April 7, 2012, Mr. Vos submitted his resignation as the Senior Vice President of Utility Sales and Chief Technology Officer of the Company. Mr. Vos will remain in the Company’s employ until May 14, 2012.

The following executive officers could become entitled to payments in connection with the consummation of the transactions contemplated by the Merger Agreement that would not be deductible by the Company by reason of Section 280G of the Internal Revenue Code.

Name	Excess Parachute Payment
R. Blake Young	$2,823,301
Arthur Vos, IV (1)	$651,708

(1)	On April 7, 2012, Mr. Vos submitted his resignation as the Senior Vice President of Utility Sales and Chief Technology Officer of the Company. Mr. Vos will remain in the Company’s employ until May 14, 2012.

Further information relating to severance payments or change-of-control payments under employment agreements is set forth in the Information Statement under the heading “Potential Post-Employment Payments Upon Termination or Change-of-Control”.

Employee Benefit Matters

Under the terms of the Merger Agreement, Parent agrees that the employees of the Company and its subsidiaries who continue employment with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) will be given credit for all services with the Company and its subsidiaries under any employee benefit plan of the Parent or its affiliates in which such Continuing Employee is eligible to participate to the extent past service was recognized for such Continuing Employee under a comparable employee benefit plan of the Company and past service is credited under similarly situated employees of Parent.

Indemnification and Insurance

Consistent with Section 102(b)(7) of the DGCL, the Company’s Fifth Amended and Restated Certificate of Incorporation (as amended, the “Certificate”) provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

In addition, the Certificate provides that the Company shall to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), indemnify and hold harmless any person who is or was a director or officer of the Company, and may indemnify each employee and agent of the Company and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, (hereinafter an “Indemnitee”) from and against all expenses, liabilities and or other matters arising out of or in any way related to their status as such or their acts, omissions or services rendered in such capacities. The Company has entered into indemnification agreements with all of the Company’s directors and executive officers under which the Company has agreed to indemnify such persons against all direct and indirect costs of any type or nature whatsoever (including attorneys’ fees) incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons are indemnified to the fullest extent now or hereafter permitted by the DGCL.

The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses pursuant to the Certificate or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

The DGCL provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The DGCL also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company has a standard policy of directors’ and officers’ liability insurance covering directors and officers of the Company and its subsidiaries with respect to liabilities incurred as a result of their service in such capacities.

The Merger Agreement provides that, from the Acceptance Time through the sixth (6th) anniversary of the Board Appointment Date (as defined in the Merger Agreement), the Parent shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of the current or former directors and officers of the Company and its subsidiaries and advancement of expenses than are set forth in the date of Merger Agreement in the Certificate and the Company’s by-laws to the extent permitted by applicable law.

The Merger Agreement provides that, from the Acceptance Time through the sixth (6th) anniversary of the Board Appointment Date (as defined in the Merger Agreement), Parent shall (or shall cause the Surviving Corporation to) either (i) maintain in effect the Company’s currently existing fiduciary liability insurance policies (collectively, “D&O Insurance”), with terms and conditions that are at least as favorable to the insureds in the aggregate as the Company’s current policies, or (ii) use reasonable best efforts to obtain comparable D&O Insurance for such 6-year period, with terms and conditions that are at least as favorable in the aggregate to the insureds as the Company’s current policies. In accordance with the Merger Agreement, Parent or the Surviving Corporation will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 200% of the current annual premium; and, if the annual premiums of such coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Consistent with the foregoing, the Company’s directors and certain of its current and former executive officers are currently being indemnified against the payment of fees and expenses in connection with certain outstanding litigation matters commenced in connection with the Merger and related transactions, and have each provided to the Company an undertaking that provides for the repayment of such fees and expenses if it shall be ultimately determined by a final judicial decision from which there is no further right to appeal that he or she is not entitled to be indemnified by the Company pursuant to the Certificate or otherwise.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

(b)    Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer.

The Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule, are incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide Company stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Merger Agreement (1) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (3) will not survive consummation of the Merger, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (6) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

Note Purchase and Security Agreement and Forbearance Agreements

On March 26, 2012, simultaneously and in connection with entering into the Merger Agreement, the Company also entered into (1) a Note Purchase and Security Agreement by and among the Company, Peak Holding Corp. and the Purchasers and subsidiaries of the Company named therein (the “Note Purchase Agreement”), (2) a Forbearance Agreement by and among the Company, Grace Bay Holdings II, LLC (“Grace Bay”) and the subsidiaries of the Company named therein (the “Grace Bay Forbearance Agreement”), (3) a Forbearance Agreement by and among the Company and the other parties to the Note Purchase Agreement (the “NPA Forbearance”), and (4) a Forbearance and Sixth Amendment Agreement by and among the Company, Silicon Valley Bank and the subsidiaries of the Company named therein (the “SVB Forbearance and Amendment”).

Pursuant to the Note Purchase Agreement, the Company borrowed $12 million, which amount was funded on March 26, 2012. The notes issued pursuant to the Note Purchase Agreement bear interest at a rate of 15% per annum, which rate increases 0.5% per year on the anniversary of the effective date of the agreement, which is March 26, 2012. The amounts outstanding pursuant to the Note Purchase Agreement are secured by substantially all of the assets of the Company and its subsidiaries. Additionally, the indebtedness under the Note Purchase Agreement is convertible under certain circumstances into shares of common or preferred stock of the Company. The Note Purchase Agreement also contains certain covenants of the Company that must be maintained during the time that the indebtedness under the Note Purchase Agreement is outstanding, including certain financial covenants.

In connection with the Company’s entry into the Merger Agreement, the Company also entered into the Grace Bay Forbearance Agreement, pursuant to which Grace Bay agreed to forbear its right to exercise rights and remedies under that certain Loan and Security Agreement dated as of November 5, 2010, as amended, originally between the Company and Partners for Growth III, L.P., which loan agreement was acquired by Grace Bay as previously disclosed by the Company (the “Grace Bay Loan Agreement”). Grace Bay’s forbearance of its rights and remedies under the Grace Bay Loan Agreement extends until July 10, 2012, unless otherwise terminated earlier. The Grace Bay Forbearance terminates in the event of a Material Default (as defined in the Grace Bay Forbearance Agreement) or a Company breach of the terms of the Grace Bay Forbearance Agreement. Additionally, the Grace Bay Forbearance Agreement terminates immediately in certain other events where the Merger Agreement is terminated other than in connection with the Company’s pursuit of a Superior Proposal. In the event the Merger Agreement is terminated in connection with the Company’s pursuit of a Superior Proposal, the forbearance period will continue for an additional 45 days from termination of the Merger Agreement and the Grace Bay Forbearance Agreement provides that the amounts outstanding under the Grace Bay Loan Agreement may be repaid by the Company upon the successful completion of a tender offer by such other acquiring party in a Superior Proposal transaction. If the Grace Bay Forbearance Agreement terminates, Grace Bay would be able to pursue any and all rights and remedies it may have with respect to events of default under the Grace Bay Loan Agreement.

The provisions of the NPA Forbearance Agreement are generally consistent with those set forth in the Grace Bay Forbearance Agreement. The NPA Forbearance Agreement similarly provides that Peak Holding Corp. and the Purchasers of Notes under the Note Purchase Agreement forbear on their rights and remedies otherwise available due to events of default under the Note Purchase Agreement. The term of the NPA Forbearance Agreement is consistent with the term of the Grace Bay Forbearance Agreement, including the early termination provisions thereof. If the NPA Forbearance Agreement terminates, the Purchasers thereunder would be able to pursue any and all rights and remedies they may have with respect to events of default under the Note Purchase Agreement.

The SVB Forbearance and Amendment provides that SVB will forbear on its rights to exercise any rights and remedies available to it pursuant to the Loan and Security Agreement dated November 6, 2008, as amended (the “SVB Loan Agreement”). Unless otherwise terminated earlier, the forbearance set forth in the SVB Forbearance and Amendment terminates on July 10, 2012. The forbearance period; however, terminates immediately upon the occurrence of any event of default under the SVB Loan Agreement. Additionally, the forbearance period will terminate if the Company breaches the terms of the forbearance set forth in the SVB Forbearance and Amendment. Upon termination of the forbearance period, SVB may pursue any and all rights and remedies it may have with respect to events of default under the SVB Loan Agreement. Further, in the event one of the forbearance agreements (the Grace Bay Forbearance Agreement, the NPA Forbearance Agreement or the SVB Forbearance and Amendment) terminates, all of the forbearance agreements terminate. In addition to the forbearance terms set forth in the SVB Forbearance and Amendment, the agreement also amends the SVB Loan Agreement with respect to certain matters. The SVB Loan Agreement is amended to set the maturity date at July 10, 2012, which maturity date may be extended to December 31, 2012, if the Company consummates a sale of the Company pursuant to the Merger Agreement or with another acquiring party with respect to a Superior Proposal. Additionally, the SVB Loan Agreement has been amended to terminate the Company’s ability to borrow under the revolver set forth in the SVB Loan Agreement and requires that the outstanding term loans and revolving balance be repaid in full. Pursuant to the SVB Forbearance and Amendment the Company will have the ability to issue new letters of credit, which new letters of credit must be fully cash collateralized.

This summary of the Note Purchase Agreement and the Forbearance Agreements does not purport to be complete and is qualified in its entirety by reference to the Note Purchase Agreement, which is filed as Exhibit (e)(3) hereto, and the Forbearance Agreements, which are filed as Exhibits (e)(4)-(6) hereto. The Note Purchase Agreement and the Forbearance Agreements are incorporated herein by reference.

The Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and H.I.G. Middle Market LLC, an affiliate of Parent and Purchaser, entered into a confidentiality agreement, dated as of November 15, 2011 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, H.I.G. Middle Market LLC and its representatives agreed, subject to certain exceptions, that it would not:

(i)	for a period of one year from the date thereof, solicit for employment any of the current officers or employees of the Company, without obtaining the Company’s prior written consent; or

(ii)	until the earlier of two years from the date thereof and the time of public announcement by the Company that the Company has entered into a definitive agreement with a third-party relating to a transaction in which the third-party will acquire all of the outstanding capital stock of the Company:

(a)	acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of the Company, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities,

(b)	other than with respect to the potential investment in the Company by H.I.G. Middle Market LLC, enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company,

(c)	make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company;

(d)	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company,

(e)	call, request the calling of, or otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company,

(f)	other than with respect to the potential investment in the Company by H.I.G. Middle Market LLC, disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing, or

(g)	except as permitted in the Confidentiality Agreement, advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

By its terms, the Confidentiality Agreement does not limit the ability of H.I.G. or any of its representatives to engage in transactions with respect to any of the Company’s securities, bank debt, instruments or interests so long as such transactions do not violate applicable federal securities laws. The Confidentiality Agreement also permits H.I.G. and its representatives to engage in business with the Company’s competitors.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(10) to this Schedule and are incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser is entitled to designate directors to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the total number of Shares then outstanding (not on a fully-diluted basis). The Company has agreed, upon Purchaser’s exercise of such right, to use its best efforts to take all such actions as necessary to cause Purchaser’s designees to be elected or designated to the Company Board at such time, including increasing the size of the Company Board and seeking and accepting resignations from incumbent directors. The Company shall also cause the directors elected or designated by Purchaser to the Company Board to serve on and constitute the same percentage of each committee of the Company Board as such directors represent on the Company Board.

In the event that Purchaser’s directors are elected or designated to the Company Board, then until the Effective Time, the Company and Parent shall cause (i) at least 3 of the current members of the Company Board (the “Existing Directors”) to remain as directors on the Company Board, (ii) the Existing Directors to remain as members of the audit committee of the Company Board, and (iii) such audit committee to comply with all requirements of the securities laws and the Nasdaq applicable thereto (collectively, the “Audit Committee Requirement”). If any Existing Director is unable to serve due to death, disability or resignation, the remaining Existing Director(s) (or, if none of the Existing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another person (or persons) in conformity with the bylaws of the Company who will satisfy the Audit Committee Requirements to fill such vacancy and each such person shall be deemed to be an Existing Director. Notwithstanding the foregoing, at any time prior to the Effective Time when Purchaser’s designees constitute a majority of the Company Board, Purchaser shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of, any of its rights under, the Merger Agreement that would adversely affect the holders of Shares (other than Parent and Purchaser) or extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, unless such action is approved by a majority of the Existing Directors. The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board

At a meeting held on March 24, 2012, the Committee, acting with the advice and assistance of its legal advisors and Houlihan Lokey unanimously determined that it is fair and advisable for Purchaser to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, recommended to the Board of Directors that the Board of Directors adopt resolutions approving and declaring advisable the Merger Agreement and each other agreement necessary to complete each of the transactions contemplated by the parties in connection with the Merger Agreement and resolved to recommend that the holders of shares of the Company’s common stock accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement.

After careful consideration of the unanimous recommendation of the Committee and other factors deemed relevant, including a thorough review of the Offer with the assistance of its legal advisors and the Company’s senior management and Houlihan Lokey the Company Board unanimously (except for the abstention of Mr. Young because of potential conflicts of interest) found at a meeting held on March 24, 2012 that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, found that the price per share to be paid to the Company’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders, approved, adopted and confirmed in all respects the Merger Agreement and the consummation of the transactions contemplated thereby, authorized and directed the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, and resolved to recommend that the holders of shares of the Company’s common stock accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement (see Item 8 — “Stockholders’ Meeting” for a discussion of circumstances in which adoption of the Merger Agreement by the stockholders is required by law).

Accordingly, and for the reasons described in additional detail below, the Committee and the Board of Directors recommends that holders of shares of the Company’s common stock accept the Offer and tender their shares in the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

Accordingly, and for other reasons described in more detail under “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD,” the Company

Board unanimously recommends that you accept the Offer, tender your Shares pursuant to the

Offer and, if necessary, approve and adopt the Merger Agreement.

(b)	Background of the Transaction

See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Background of the Transaction” above.

(c)	Reasons for the Recommendation of the Company Board

See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Reasons for the Recommendation of the Company Board” above.

(d)	Opinion of Financial Advisor

See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Opinion of Financial Advisor” above.

(e)	Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement and approval of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company retained J.P. Morgan, UBS and Houlihan Lokey as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer.

Pursuant to an engagement letter dated June 22, 2011 with the Company, J.P. Morgan was formally retained to provide financial advisory services in connection with any transaction or series of transactions involving a sale of 50% or more of the outstanding capital stock of the Company, and the Company agreed to pay J.P. Morgan a transaction fee equal to $3,250,000 plus an agreed-upon percentage of any consideration (as defined in the engagement letter) exceeding a predetermined amount that was not met in the transactions contemplated by the Merger Agreement, which fee is payable upon the closing of such a transaction. If the Company were to have completed an alternative transaction with J.P. Morgan’s assistance, the engagement letter provides for the Company and J.P. Morgan to negotiate appropriate consideration in good faith. In addition, the Company also agreed to reimburse J.P. Morgan for certain reasonable and documented out-of-pocket expenses and to indemnify J.P. Morgan and related parties against certain liabilities arising out of its engagement. On March 25, 2012, at the request of the Company, in order to reflect the deterioration of the Company’s financial position since the inception of the process, J.P. Morgan agreed to reduce its transaction fee to $2,500,000, payable upon the consummation of the Offer. Inclusion of the disclosure in this Item 5 does not constitute an indication that J.P. Morgan was retained, intends to, or is compensated to make solicitations or recommendations in connection with the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

In the past, J.P. Morgan has provided services to the Company unrelated to the Offer and the Merger, in connection with its consideration of other strategic alternatives.

Pursuant to an engagement letter dated June 24, 2011 with the Company, UBS was formally retained to provide financial advisory services in connection with any transaction or series of transactions involving a merger or sale of 50% or more of the outstanding capital stock of the Company, and the Company agreed to pay fees for its services in connection with any such transaction.

Under the terms of UBS’s engagement letter, the Company agreed to pay UBS a total fee of $500,000 for the services described in the engagement letter. The Company also agreed to reimburse UBS for its reasonable out-of-pocket expenses up to $100,000 in the aggregate incurred from time to time in connection with its services under the engagement letter, regardless of whether a transaction is consummated.

Pursuant to an engagement letter dated March 13, 2012, Houlihan Lokey was formally retained by the Company on behalf of the Committee to provide a written opinion as to whether the consideration to be received by the Company’s unaffiliated stockholders pursuant to the proposed Merger Agreement is fair to such stockholders from a financial point of view as of the date of such opinion, and the Company agreed to pay fees for its services in connection with any such transaction.

Under the terms of Houlihan Lokey’s engagement letter, the Company agreed to pay Houlihan Lokey the following fees for the services described in the engagement letter: (a) $500,000 upon execution of the engagement letter; (b) $400,000 upon Houlihan Lokey’s delivery of its fairness opinion; (c) $300,000 upon Houlihan Lokey’s delivery, if requested, of a fairness opinion with respect to any other alternative transaction considered by the Company; and (d) $300,000 upon the date, if any, Houlihan Lokey is requested to participate in negotiations between the Committee and third parties with respect to an alternative transaction during the Merger Agreement’s Go Shop Period. The Company also agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses incurred from time to time in connection with its services under the engagement letter, regardless of whether a transaction is consummated. See “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD—Opinion of Financial Advisor—Other Matters” for a description of Houlihan Lokey’s relationship with the Company.

Neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

Item 6. Interest in Securities of the Subject Company.

Except as set forth below and except for the scheduled vesting of outstanding option awards, during the past 60 days, no transaction with respect to the Shares have been effected by the Company or, to the Company’s knowledge, by an of its executive officers, directors, affiliates or subsidiaries.

Identity of Person	Position	Date	Number of Shares	Nature of the Transaction	Price per Share
Aspire Capital Fund LLC	Affiliate	2/1/2012	100,000	Sale	$1.31

Aspire Capital Fund LLC	Affiliate	2/17/2012	100,000	Sale	$1.36

Aspire Capital Fund LLC	Affiliate	2/24/2012	100,000	Sale	$1.31

Aspire Capital Fund LLC	Affiliate	2/29/2012	100,000	Sale	$1.35

Aspire Capital Fund LLC	Affiliate	3/2/2012	100,000	Sale	$1.36

Rudolf Hoefling	Director	3/7/2012	59,610	Acquisition - Award of Restricted Stock	$—

David Kuzma	Director	3/7/2012	59,610	Acquisition - Award of Restricted Stock	$—

James Moore, Jr.	Director	3/7/2012	59,610	Acquisition - Award of Restricted Stock	$—

R. Blake Young	Officer	3/8/2012	180,000	Acquisition - Award of Restricted Stock	$—

Steven Moffitt	Officer	3/8/2012	54,000	Acquisition - Award of Restricted Stock	$—

David Mathieson	Officer	3/8/2012	48,000	Acquisition - Award of Restricted Stock	$—

Arthur Vos IV	Officer	3/8/2012	49,000	Acquisition - Award of Restricted Stock	$—

Matthew Smith	Officer	3/8/2012	21,000	Acquisition - Award of Restricted Stock	$—

Teresa Naylor	Officer	3/8/2012	18,000	Acquisition - Award of Restricted Stock	$—

George Hunt	Officer	3/8/2012	20,000	Acquisition - Award of Restricted Stock	$—

David Ellis	Officer	3/8/2012	17,000	Acquisition - Award of Restricted Stock	$—

Gregory Allarding	Officer	3/8/2012	17,000	Acquisition - Award of Restricted Stock	$—

John Rossi	Officer	3/8/2012	14,000	Acquisition - Award of Restricted Stock	$—

Jason Cigarran	Officer	3/8/2012	9,000	Acquisition - Award of Restricted Stock	$—

Nora Brownell	Director	2/10/2012	5,585	Vesting of Restricted Stock	$1.44

Identity of Person	Position	Date	Number of Shares	Nature of the Transaction	Price per Share
Alec Dreyer	Director	2/10/2012	5,585	Vesting of Restricted Stock	$1.44

Alec Dreyer	Director	2/10/2012	1,844	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

A. Laurence Jones	Director	2/10/2012	5,585	Vesting of Restricted Stock	$1.44

John T. McCarter	Director	2/10/2012	5,585	Vesting of Restricted Stock	$1.44

John T. McCarter	Director	2/10/2012	2,338	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

Joseph O’Donnell	Director	2/10/2012	5,585	Vesting of Restricted Stock	$1.44

Joseph O’Donnell	Director	2/10/2012	1,844	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

John S. Rego	Director	2/10/2012	5,585	Vesting of Restricted Stock	$1.44

John S. Rego	Director	2/10/2012	1,724	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

David Ellis	Officer	2/12/2012	250	Vesting of Restricted Stock	$1.44

David Ellis	Officer	2/12/2012	85	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

George Hunt	Officer	2/12/2012	250	Vesting of Restricted Stock	$1.44

George Hunt	Officer	2/12/2012	85	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

John Rossi	Officer	2/12/2012	250	Vesting of Restricted Stock	$1.44

John Rossi	Officer	2/12/2012	92	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

Matthew Smith	Officer	2/12/2012	250	Vesting of Restricted Stock	$1.44

Matthew Smith	Officer	2/12/2012	89	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

Identity of Person	Position	Date	Number of Shares	Nature of the Transaction	Price per Share
Arthur Vos IV	Officer	2/12/2012	250	Vesting of Restricted Stock	$1.44

Arthur Vos IV	Officer	2/12/2012	7	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.44

R. Blake Young	Officer	2/18/2012	46,000	Vesting of Restricted Stock	$1.42

R. Blake Young	Officer	2/18/2012	18,223	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.42

David Ellis	Officer	3/3/2012	2,541	Vesting of Restricted Stock	$1.40

David Ellis	Officer	3/3/2012	857	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.40

George Hunt	Officer	3/3/2012	2,772	Vesting of Restricted Stock	$1.40

George Hunt	Officer	3/3/2012	935	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.40

John Rossi	Officer	3/3/2012	3,021	Vesting of Restricted Stock	$1.40

John Rossi	Officer	3/3/2012	1,108	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.40

Matthew Smith	Officer	3/3/2012	3,108	Vesting of Restricted Stock	$1.40

Matthew Smith	Officer	3/3/2012	1,104	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.40

Arthur Vos IV	Officer	3/3/2012	2,240	Vesting of Restricted Stock	$1.40

Arthur Vos IV	Officer	3/3/2012	791	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.40

Steven Moffitt	Officer	3/3/2012	9,655	Vesting of Restricted Stock	$1.40

Steven Moffitt	Officer	3/3/2012	3,829	Disposition - Purchased by the Company for tax liability purposes in connection with previous award	$1.40

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a)    Except as set forth in this Schedule, including with respect to any negotiations that may be ongoing in respect of the Go Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)    Except as set forth in this Schedule, including with respect to any negotiations that may be ongoing in respect of the Go Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)    Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information. Certain Litigation

On March 29, 2012, a purported shareholder of the Company filed a putative class action lawsuit, captioned Stourbridge Investments LLC v. Dreyer, et al., Case No. 12A-02787-8, in the Superior Court of Gwinnett County, Georgia, naming as defendants the Company, the Company’s directors, Purchaser and Parent. Also on March 29, 2012, a putative class action lawsuit, captioned Schultz v. Young, et al., Case No. 7368, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Purchaser, Parent, and H.I.G. On March 30, 2012, a putative class action lawsuit, captioned Somlinga v. Dreyer, et al., Case No. 7371, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Purchaser, and H.I.G. On April 2, 2012, a putative class action lawsuit, captioned Cohen v. Young, et al., Case No. 7386, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Purchaser, Parent and H.I.G. On April 3, 2012, a putative class action lawsuit, captioned Cunningham v. Comverge, Inc., et al., Case No. 12A-02929-2, was filed in the Superior Court of Gwinnett County, Georgia, naming as defendants the Company, the Company’s directors, Purchaser, Parent and H.I.G. On April 4, 2012, a putative class action lawsuit, captioned Kanakamedala v. Young, et al., Case No. 7399, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Parent and Purchaser. Also on April 4, 2012, a putative class action lawsuit, captioned Walker v. Comverge, Inc., et al., Case No. 7398, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Parent, Purchaser, and H.I.G.

Each of the filed lawsuits alleges that the Company’s directors breached their fiduciary duties in connection with the Proposed Transaction and that some or all of the Company, Parent, Purchaser and H.I.G. aided and abetted the breaches. The actions purport to be brought individually and on behalf of similarly situated public shareholders of the Company and seek various forms of relief, including an injunction of the Proposed Transaction, rescission of the Proposed Transaction to the extent it is consummated prior to the entry of a final judgment, an accounting to the plaintiffs and the class for any damages suffered as a result of the defendants’ alleged wrongdoing, and the costs and expenses of the actions.

On April 2, 2012, the plaintiff in the Stourbridge Investments action filed a motion for expedited discovery and proceedings and a motion for preliminary injunction with the Superior Court of Gwinnett County, Georgia. Plaintiffs in the Somlinga, Cohen, and Cunningham actions also filed requests for the production of documents. On April 6, 2012, the Delaware Court of Chancery consolidated the individual cases pending in Delaware under the caption In re Comverge, Inc. Shareholders Litigation, Case No. 7368-VCP and designated the complaint in the Somlinga action as the operative complaint.

The foregoing description is qualified in its entirety by reference to each of the class action complaints, which are filed as Exhibits (a)(12) through (a)(18) hereto and are incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), upon the terms and subject to the conditions set forth in the Merger Agreement (including that the Minimum Condition has been satisfied), to purchase from the Company, at a price per share equal to the Offer Price, an aggregate number of Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares then owned of record by Parent or Purchaser, constitutes one Share more than 90% of the sum of the Shares then outstanding and the Shares the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of vesting, conversion or exercise of the Company’s stock options or other derivative securities, including convertible securities and other rights to acquire the Company’s common stock. However, in no event shall the Top-Up Option be exercisable if the number of Top-Up Shares would exceed the number of authorized but unissued Shares that are not already reserved for issuance as of immediately prior to the issuance of the Top-Up Shares. The Company has approximately 147,698,561 authorized but unissued Shares, after giving effect to all outstanding Options as of March 31, 2012.

The Top-Up Option is exercisable in whole or in part at any time after the Acceptance Time and prior to the Effective time (each as defined in the Merger Agreement); provided, however, that the Top-Up Option will not be exercisable if the Minimum Condition is not satisfied and will terminate on the End Date. The Top-Up Option will terminate concurrently with the termination of the Merger Agreement in accordance with its terms.

Purchaser must provide the Company with notice of its intention to exercise the Top-Up Option, the number of Shares that Parent or Purchaser intends to purchase pursuant to the Top-Up Option and the place and time for the closing of the purchase of the Top-Up Shares (the “Top-Up Closing”). At the Top-Up Closing, the aggregate purchase price for the Top-Up Shares may be paid by Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 3% per annum, will be full recourse to Parent and Purchaser, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Item 8—“Appraisal Rights” for a discussion of the impact of the Top-Up Shares on the stockholders’ appraisal rights.

This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Company Financial Forecasts

The Company does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. The Company’s management provided certain unaudited forecasts set forth in the table below (the “Company Financial Forecasts”) regarding the Company’s possible future operations to Purchaser and Parent in connection with their due diligence review of the Company. The Committee directed Houlihan Lokey to disregard and not rely on the Company Financial Forecasts for use in its financial analysis and in connection with rendering its fairness opinion to the Company

Board in connection with the Company Board’s review of the Offer, as the Committee determined such Company Financial Forecasts to not be relevant at that point in time given the Company’s current financial condition and prospects and, in particular, the substantial doubt about the Company’s ability to continue as a going concern and the Company’s believed alternative to the Offer, given conversations with Grace Bay and SVB, of a reorganization under the bankruptcy protection following a Chapter 11 filing.

The Company Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Company Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Company Financial Forecasts herein will not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Company Financial Forecasts should not be regarded as an indication that the Company, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of the Company or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The Company Financial Forecasts were based on information prepared by the Company using a variety of assumptions and estimates. The assumptions and estimates underlying the Company Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the information in the Company Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, all of which are difficult to predict. The Company Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Company Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Company Financial Forecasts will prove to be accurate, and actual results may materially differ. The Company Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.

The Company Financial Forecasts assume, among other things and using various assessments of probability, that certain Company product candidates would be successfully developed and commercialized and available for sale for the treatment of certain indications. However, it is unknown whether the Company’s product candidates will ultimately be successfully commercialized for any such possible indications within the timeframe of the Company Financial Forecasts or at all.

Comverge, Inc. Projections	Total 2012	Total 2013	Total 2014	Total 2015	Total 2016	Total 2017
Revenue	$169,996	$203,696	$222,942	$262,971	$297,983	$328,654
Net Income (Loss)	(8,152)	1,160	8,547	13,370	19,030	22,621
Adjusted EBITDA	$10,332	$17,741	$25,251	$37,510	$47,077	$51,931
Capital Expenditures	10,082	10,093	11,512	11,556	11,602	11,648

Regulation G Disclosure—Non-GAAP Financial Information

Non-GAAP financial measures are based upon our unaudited consolidated statements of operations for the periods shown, giving effect to the adjustments shown in the reconciliations set forth below. This presentation is not in accordance with, or an alternative for, U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, the Company believes that non-GAAP reporting, giving effect to the adjustments shown in the reconciliations below, provides meaningful information and therefore uses it to supplement its GAAP reporting and internally in evaluating operations, managing and benchmarking performance. The Company has chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance.

	2012	2013	2014	2015	2016	2017
Net Income (Loss)	$(8,152)	$1,160	$8,547	$13,370	$19,030	$22,621
Depreciation & Amortization	12,298	10,913	11,046	12,492	13,327	12,629
Noncash Stock Compensation	3,185	3,281	3,379	3,481	`3,585	3,693
Interest Expense/(Income)	1,664	1,245	1,173	1,173	1,173	1,173
Income Tax Expense	1,337	1,142	1,106	6,994	9,962	11,816
Adjusted EBITDA	$10,332	$17,741	$25,251	$37,510	$47,077	$51,931

Anti-Takeover Statutes and Provisions

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement and the Offer.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights.

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern on the date of the merger,” and must be included in the appraisal process. Since any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger. Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and Merger.

Pursuant to the Merger Agreement, the Company, Parent and Purchaser have expressly agreed that in any appraisal action with respect to the Shares, none of them will assert that the number of Shares issued and outstanding for purposes of such appraisal proceeding should include the Top-Up Option Shares, and that the consideration paid for the Top-Up Option Shares and any effect of any promissory note issued by Purchaser or Parent will likewise be excluded from the calculation of the fair value of the Shares to be appraised in such action. To the fullest extent permitted by law, any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares and any impact on the value of the Shares as a result of the payment of consideration for the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES FOR STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT TO THOSE SHARES BUT INSTEAD WILL RECEIVE THE OFFER PRICE.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL.

Stockholders’ Meeting

Unless Parent and Purchaser own 90% or more of the outstanding Shares after purchasing Shares in the Offer and, if applicable, pursuant to the Top-Up Option, (i) the Company will prepare and file with the SEC, as promptly as practicable after such purchase in the Offer, a proxy statement in preliminary form relating to the Stockholders Meeting (defined below); and (ii) the Company will take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after such purchase in the Offer for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting. The Company shall not postpone or adjourn such meeting except to the extent required by law.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3(b) above.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Acceptance Time. Immediately prior to the Acceptance Time, all outstanding Company Options will vest and be converted into cash as described above in Item 3.

Each of our named executive officers is also entitled to certain severance payments and benefits pursuant to the Change in Control Agreements described above in Item 3.

Certain Forward-Looking Statements.

This Schedule contains forward-looking statements. Statements in this Statement that are not historical in nature are forward-looking and are not statements of fact. Forward-looking statements represent the Company’s beliefs and assumptions based on currently available information. In some cases you can identify these forward-looking statements by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although the Company believes the expectations reflected in forward-looking statements are reasonable, it does not know if these expectations will be correct. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. While it is not possible to identify all factors, the Company continues to face many risks and uncertainties. Among the factors that could cause the Company’s actual future results to differ materially from those described herein are the risks and uncertainties discussed from time to time in the Company’s filings with the SEC.

Should one or more of these risks materialize, if the consequences worsen, or if the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. The Company disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Additional Information and Where it Can be Found.

The Company files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders may obtain free copies of the documents filed with the SEC by contacting Comverge, Inc. Attention: Matthew Smith, Senior Vice President, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling General Counsel and Secretary at (678) 392-4954.

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated April 11, 2012.* †

(a)(2)	Form of Letter of Transmittal (including Substitute Form W-9).* †

(a)(3)	Form of Notice of Guaranteed Delivery.* †

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. * †

(a)(6)	Form of Summary Advertisement as published on April 11, 2012 in The New York Times.*

(a)(7)	Press Release dated March 26, 2012 of the Company regarding execution of the Agreement and Plan of Merger (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D-9C by the Company on March 26, 2012).

(a)(8)	Joint Press Release issued by H.I.G. Capital, LLC and the Company on April 11, 2012 regarding the launch of the Offer.

(a)(9)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). †

(a)(10)	Opinion of Houlihan Lokey dated March 24, 2012 (incorporated by reference to Annex II attached to this Schedule 14D-9). †

(a)(11)	Letter dated April 11, 2012 to the Company’s stockholders. †

(a)(12)	Complaint filed March 29, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Stourbridge Investments LLC v. Dreyer et al.

Exhibit No.	Description

(a)(13)	Complaint filed March 29, 2012 in the Court of Chancery of the State of Delaware, captioned Schultz v. Young et al.
(a)(14)	Complaint filed March 30, 2012 in the Court of Chancery of the State of Delaware, captioned Somlinga v. Dreyer et al.

(a)(15)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Walker v. Comverge, Inc. et al.

(a)(16)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Kanakamedala v. Young et al.

(a)(17)	Complaint filed April 2, 2012 in the Court of Chancery of the State of Delaware, captioned Cohen v. Young et al.

(a)(18)	Complaint filed April 3, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Cunningham v. Comverge, Inc. et al.

(e)(1)	Agreement and Plan of Merger, dated as March 26, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(2)	Amendment No. 1 dated April 5, 2012 to the Agreement and Plan of Merger, dated as March 26, 2012, by and among Parent, Purchaser and the Company.

(e)(3)	Note Purchase Agreement dated as of March 26, 2012, by and among Parent, the Company and certain of the Company’s subsidiaries set forth therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(4)	Forbearance and Sixth Amendment Agreement dated as of March 26, 2012, by and among the Company, Silicon Valley Bank and the subsidiaries of the Company named therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(5)	Forbearance Agreement dated as of March 26, 2012, by and among the Company, Grace Bay Holdings II, LLC and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(6)	Forbearance Agreement dated as of March 26, 2012, by and among the Company, Peak Holding Corp. and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(7)	Modification, dated April 3, 2012, to the Loan and Security Agreement between the Company and Grace Bay Holdings II, LLC

(e)(8)	Amended and Restated Comverge, Inc. 2006 Long Term Incentive Plan, effective March 24, 2008 (incorporated by reference to the Company’s Definitive 14A Proxy Statement filed on April 7, 2008).

(e)(9)	Exclusivity Agreement, dated as of January 26, 2012, by and between Comverge, Inc. and H.I.G. Middle Market LLC.*

(e)(10)	Non-Disclosure Agreement, dated as of November 15, 2011 by and between the Company and H.I.G. Middle Market, LLC.*

*	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on April 11, 2012.
†	Included in materials mailed to stockholders of the Company.

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Financial Advisor, Houlihan Lokey

Annex III—Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMVERGE, INC.

Date: April 11, 2012	By:	/s/ R. Blake Young
Name: R. Blake Young
Title: President and Chief Executive Officer

ANNEX I

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about April 11, 2012 to holders of record of the common stock, par value $0.001 per share (the “Common Stock”), of Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of Common Stock (the “Shares”). Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of the Company (the “Company Board” or “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of March 26, 2012 (as such agreement may be amended or supplemented, from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on April 11, 2012 to purchase for cash all outstanding Shares at a price of $1.75 per Share (such amount or any higher amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any required withholding of taxes by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Information Statement as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on the end of May 8, 2012, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2012.

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition and from time to time thereafter, Purchaser is entitled to designate directors (the “Purchaser Designees”) to serve on the Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage of the outstanding number of Shares (not determined on a fully diluted basis) beneficially owned by Purchaser and its affiliates. The Company has agreed, upon Purchaser’s exercise of such right, to take all such actions as necessary to cause Purchaser’s designees to be elected or designated to the Company Board at such time, including by increasing the size of the Company Board and seeking and accepting resignations from incumbent directors. The Company shall also cause, to the fullest extent permitted by applicable law and the rules of the Nasdaq Stock Market LLC (“Nasdaq”), the directors elected or designated by Purchaser to the Company Board to serve on and constitute the same percentage of each committee of the Company Board as such directors represent on the Company Board.

In the event that the Purchaser Designees are elected or designated to the Company Board, then until the Effective Time, the Company and Parent will cause (i) the Existing Directors to remain as members of the audit committee of the Company Board and (ii) such audit committee to comply with all requirements of the Securities Laws and the Nasdaq applicable thereto (collectively, the “Audit Committee Requirements”). If any Existing Director is unable to serve due to death, disability or resignation, the remaining Existing Director(s) (or, if none of the Existing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another person (or persons) in conformity with the Bylaws of the Company who will satisfy the Audit Committee Requirements to fill such vacancy and each such Person shall be deemed to be an Existing Director.

At any time prior to the Effective Time, when the Purchaser Designees constitute a majority of the Company Board, Purchaser shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of, any of its rights under, the Merger Agreement that would adversely affect the holders of Shares (other than Parent and Purchaser) or extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, unless such action is approved by a majority of the Existing Directors.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-l promulgated thereunder in connection with the appointment of Purchaser’s Designees to the Board.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning the Purchaser Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table and that each such person has consented to act as a director of the Company, if so appointed or elected. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Purchaser has informed the Company that, to its knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been an executive officer of any corporation or a general partner of any partnership within two years of the filing by or against such company of a petition under the federal bankruptcy laws or any state insolvency law or of the appointment of a receiver by a court for the business or property of such company, (iii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, or (iv) otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K.

Brian D. Schwartz, 44, is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Schwartz joined H.I.G. Capital Management, Inc. in 1994. From 1991 to 1992, he was a Manager in the Strategic Planning Group at PepsiCo, Inc, a global food and beverage company, and from 1989 to 1991 was at Dillon, Read & Co., a U.S. based investment bank. Mr. Schwartz earned his M.B.A. degree from Harvard Business School and a Bachelor of Science degree with Honors from the University of Pennsylvania.

Fraser Preston, 41, is a Principal at H.I.G. Capital Management, Inc. Mr. Preston joined H.I.G. Capital Management, Inc. in 2009. From 2001 to 2008, he was employed in various positions at Nautic Partners, where he focused on leveraged buyouts of middle market companies. Prior to his employment at Nautic Mr. Preston attended Stanford University where he received a J.D. and an M.B.A. From 1994 to 1998, he was with Indosuez Emerging Markets investing in emerging markets equities. Mr. Preston received a B.A. from Yale University in 1993.

Joseph Zulli, 34, is a Principal at H.I.G. Capital Management, Inc. Mr. Zulli joined H.I.G. Capital Management, Inc. in 2011. From 2003 to 2005 and 2007 to 2011, he was employed at Nautic Partners where he focused on leveraged buyouts of middle market companies. From 2005 to 2007, Mr. Zulli attended The Wharton School where he received an M.B.A. Prior to Nautic Partners, Mr. Zulli was employed at Morgan Stanley in the utilities and energy investment banking group from 2000 to 2003. Mr. Zulli received a B.A. from Notre Dame in 2000.

Rick Rosen, 42, is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Rosen joined H.I.G. Capital Management, Inc. in 1998. Prior to joining H.I.G. Capital Management, Mr. Rosen worked at General Electric Company and GE Capital. Mr. Rosen earned his M.B.A. from Harvard Business School and his undergraduate degree from Stanford University.

None of the Purchaser Designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, except to the extent disclosed in the Offer to Purchase, none of its designees (1) has a familial relationship with any directors or executive officers of the Company, (2) none of the individuals listed below beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and (3) none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than May 9, 2012, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.001 per share, and 15,000,000 shares of Preferred Stock, par value $0.001 per share. As of the close of business on March 31, 2012, there were 27,479,908 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The current directors and executive officers of the Company as of March 31, 2012 are as follows:

Name	Age	Position
Alec G. Dreyer	54	Independent Director
David R. Kuzma	66	Independent Director
James J. Moore, Jr.	53	Independent Director
Rudolf J. Hoefling	69	Independent Director
John T. McCarter	60	Independent Director
R. Blake Young	53	Director, President and CEO
Joseph O’Donnell	66	Independent Director
Nora Mead Brownell	63	Independent Director
A. Laurence Jones	59	Independent Director
John S. Rego	50	Independent Director
David Mathieson	57	Executive Vice President and CFO
Stephen Moffitt	46	Chief Operating Officer
Teresa Naylor	49	Senior Vice President—Human Resources
Matthew H. Smith	37	Senior Vice President, General Counsel and Secretary
Arthur Vos IV*	37	Senior Vice President of Utility Sales and CTO
Greg Allarding	47	Senior Vice President of Operations
David Ellis	44	Managing Director—Comverge International
George Hunt	53	Senior Vice President of C & I Sales
John Rossi	62	Senior Vice President of Corporate Strategy
Kyle Wiggins	30	Vice President and Corporate Controller
Jason Cigarran	41	Vice President, Marketing and Investor Relations

*	On April 7, 2012, Mr. Vos submitted his resignation as the Senior Vice President of Utility Sales and Chief Technology Officer of the Company. Mr. Vos will remain in the Company employ until May 14, 2012.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of March 31, 2012 are as follows:

R. Blake Young, 53, became our President and Chief Executive Officer in February 2010 and has served as a member of the Comverge Board of Directors since August 2006. Prior to his appointment as President and Chief Executive Officer, Mr. Young was the founder and Managing Partner of Cap2ity Consulting Group, a business, technology and management consulting group from June 2009 to February 2010. Previously, he served as Senior Vice President, Global IT & Technology for BG Group, a global energy company based in London from January 2007 to June 2009. Prior to that, Mr. Young held various senior management positions with Dynegy Inc., including Executive Vice President and Chief Administrative Officer as well as Executive Vice President & President of Global Technology from 1998 to 2005. He also served as President of Illinois Power Company, Dynegy’s electric and gas transmission and distribution company. Prior to his eight years at Dynegy, Mr. Young served as Chief Information Officer of the US Grocery Division of Campbell Soup Company. Before that, Mr. Young had a 14-year career with Tenneco Energy, an integrated natural gas transporter and marketer, where he served in a number of senior administrative and commercial management positions, including Chief Information Officer and Executive Director of national accounts. Mr. Young received a Bachelor of Science degree from Louisiana State University.

David Mathieson, 57, has served as our Executive Vice President and Chief Financial Officer since May 2011. Prior to joining our company, Mr. Mathieson was Senior Vice President and Chief Financial Officer of RSC Holdings, Inc., a rental equipment provider servicing the industrial, maintenance and non-residential construction markets, from January 2008 to May 2010. In addition, Mr. Mathieson served as Senior Vice President and Chief Financial Officer of The Brady Corporation, a global manufacturer and marketer of complete identification solutions, from December 2003 to December 2007. Before joining The Brady Corporation, Mr. Mathieson spent more than 20 years in various leadership roles at Honeywell, Inc., where he held the position of Vice President and Chief Financial Officer of Honeywell-Europe from June 1981 to September 2001.

Steven Moffitt, 46, has served as our Chief Operating Officer since May 2011 and previously served as our Executive Vice President of Engineering and Operations from July 2010 until May 2011. Mr. Moffitt has over 20 years of experience in information technology leadership, strategy development, project management and systems development. Prior to joining our company, Mr. Moffitt served as Vice President and Divisional Chief Information Officer of the BG Group from November 2008 to March 2010 where he managed the BG Infrastructure globally, including data centers, network, computer and storage environments. Prior to that Mr. Moffitt was Managing Director, Global Head of Commodities Technology at UBS Investment Bank from September 2006 to November 2008. Mr. Moffitt also served as Senior Vice President & Divisional CIO of FiServ, Inc., a provider of technology solutions to the financial world, including banks, credit unions, and securities processing organizations from March 2006 to September 2006. Mr. Moffitt has also served as Senior Vice President & Chief Information Officer of Dynegy, Inc. from January 2000 to December 2005. Mr. Moffitt holds a Bachelor of Science degree from the University of Texas-Arlington where he majored in Information Systems.

Teresa Naylor, 49, joined our company in September 2010 as our Senior Vice President of Human Resources. Ms. Naylor has over 20 years of human resources management and leadership experience and she leads the human resources business, including leadership development, talent management, compensation, benefits, compliance and all human resources generalist responsibilities. Prior to joining the company, Ms. Naylor served as Vice President of Human Resources for MXENERGY from 2006 to 2010, where she was responsible for the human resource functions and team development. Prior to MXENERGY, she was the Vice President of Human Resources for CenterPoint Energy, Inc. from 2004 to 2006, where she was responsible for all enterprise-wide executive leadership succession planning and corporate human resources services to over 9,000 employees. Previously, she also held executive level positions with Dynegy, Inc. including leadership roles at Illinois Power and Illinova Generating Company from 1998-2004, and Lincolnland Visiting Nurse Association from 1991 to

1998. Ms. Naylor holds a Bachelor of Science degree in interdisciplinary studies (organizational management) from Cameron University and a Master of Science degree from University of St. Francis.

Matthew H. Smith, 37, has served as our Senior Vice President, General Counsel and Secretary since January 1, 2008. Mr. Smith joined us in January 2005 as Senior Counsel responsible for contract negotiations, intellectual property, litigation and corporate governance matters. Prior to joining us, Mr. Smith worked for the law firm King & Spalding LLP concentrating primarily on intellectual property and litigation matters. Mr. Smith began his legal career as a federal appellate court clerk for Judge H. Emory Widener, Jr. on the U.S. Court of Appeals for the Fourth Circuit. Mr. Smith obtained a B.A. in History and Psychology and a J.D. from the University of North Carolina, Chapel Hill.

Arthur Vos IV, 37, has served as our Senior Vice President of Utility Sales and Chief Technology Officer since October 2011. Prior to that, Mr. Vos serviced as our Senior Vice President of Product Management and Alliances since November 2009. From September 2007 to November 2009, he served as our Vice President, Marketing and Strategy. Mr. Vos was named Vice President, Marketing, Products and Strategy in 2004. Mr. Vos joined us in April 2003 as our Vice President of Development for our 6DiNET Group after the acquisition of Sixth Dimension, Inc. Over a 12-year history in the electric power industry, Mr. Vos has led and architected numerous demand response and energy monitoring solutions. As the Chief Technology Officer of Comverge, Mr. Vos now leads our entire development effort which includes an advanced SmartGrid software suite, intelligent communicating in-home devices and distributed energy management solutions. Mr. Vos obtained B.S. and M.S. degrees from Colorado State University with an emphasis in artificial intelligence, distributed control systems, manufacturing systems and embedded system design. On April 7, 2012, Mr. Vos submitted his resignation, and will remain in the Company’s employ until May 14, 2012.

Greg Allarding, 47, has served as our Senior Vice President of Operations since October 2011 and is responsible for our Utility Program Operations, Information Technology, Network Operations Center, Supply Chain and Call Center Operations. He joined the Company in August 2010 as Vice President of Network Operations & CIO. Prior to joining the Company, Mr. Allarding was an Accenture executive with over 16 years of experience in the utilities industry, managing large complex system implementations, leading high performance teams focused on process improvement, implementation and operations methodologies; and managing people and processes to drive operational results and excellence in delivery. Mr. Allarding obtained a B.S. in Management Information Systems from the University of South Florida.

David Ellis, 44, has over twenty years experience in energy and energy infrastructure management. He has been with the Company since its 2007 acquisition of its wholly-owned subsidiary, Enerwise Global Technologies, Inc. where he was part of the executive management team in his role as Senior Vice President of Business Development. Mr. Ellis currently leads expansion into international markets for the Company working with governmental, regulatory, and utility interests around the world. In addition to his role at the Company, he is President of its wholly owned subsidiary Clean Power Markets, Inc. which develops and administers renewable portfolio standards in US compliance markets. Mr. Ellis has a very diverse background in regulatory and public policy, energy management, power engineering, software & hardware technology development, and information technology systems associated with the energy service industry. As former Vice President of Technology, he was responsible for the development and oversight of the patented Enerwise Energy Manager and Virtual Energy Manager Internet based software platforms and related power metering technologies. Mr. Ellis holds a Master’s degree in Business Administration (MBA) from Eastern College and a Bachelor of Science degree in Electrical Engineering Technology from Penn State University.

George Hunt, 53, has worked in the energy industry for more than 29 years. Directly or supervising personnel, George has implemented demand side strategies such as combined heating power studies, performance contracts, energy conservation projects, load shedding utilizing existing building automation systems, special energy contracts utilizing capacity and energy resources, operating generators for peak shaving, and working with customers to optimize their operations. Mr. Hunt directly supervises the account analysts, energy engineers and digital system analyst. Mr. Hunt is a graduate of Spring Garden College with a BS in Civil Engineering.

John Rossi, 62, has held a number of senior management positions in his 15 years with the Company. His current role with the Company is Senior Vice President of Corporate Strategy. In addition, he has been instrumental in supporting Comverge’s International expansion. Prior to joining the Company, Mr. Rossi spent 25 years at Bell Laboratories, the research and development arm of AT&T and later Lucent Technologies. At Bell Laboratories, Mr. Rossi held a number of engineering and management positions, including heading the Electronics and Photonics Development Department. His development work centered on digital signal processing and fiber optical communication. Mr. Rossi later co-founded and acted as Technical Director for the Lucent Utilities Solutions business unit. This unit focused on a number of R&D projects for the utility industry including automated feeder fault detection and energy data communication initiatives. In 1997, he co-founded Comverge, Inc. He holds seven patents on utility-related technologies. Mr. Rossi received B.S. and M.S. degrees in electrical engineering from the University of Detroit.

Kyle Wiggins, 30, has served as our Vice President and Corporate Controller since October 2011. Prior to that, Mr. Wiggins served as Assistant Controller of the Company from April 2008 to September 2011. Prior to joining the Company, Mr. Wiggins was a member of the audit services group of KPMG, LLP. As Vice President and Corporate Controller, Mr. Wiggins is responsible for the Company’s financial reporting and internal controls. Mr. Wiggins is a certified public accountant and earned his Bachelor’s and Master’s degrees in accounting from the University of Georgia.

Jason Cigarran, 41, is the Vice President, Marketing and Investor Relations for the Company. Prior to joining the Company, Mr. Cigarran was the Vice President, Investor Relations for Eclipsys Corporation, a healthcare information technology company. Prior to joining Eclipsys, he ran marketing programs for PCi Corporation, a division of Wolters Kluwer Financial Services. Mr. Cigarran has more than 18 years’ marketing and communications experience in the information technology (IT) industry.

BOARD OF DIRECTORS AND COMMITTEES

OUR DIRECTORS

The business of the Company is managed under the direction of its ten-member Board. The Board is divided into three classes and, generally, one class is elected each year for a three-year term, as indicated in the table below.

Name	Age	Class	Position
Alec G. Dreyer	54	I	Independent Director
David R. Kuzma	66	I	Independent Director
James J. Moore, Jr.	53	I	Independent Director
Rudolf J. Hoefling	69	II	Independent Director
John T. McCarter	60	II	Independent Director
R. Blake Young	53	II	Director, President and CEO
Joseph O’Donnell	66	II	Independent Director
Nora Mead Brownell	63	III	Independent Director
A. Laurence Jones	59	III	Independent Director
John S. Rego	50	III	Independent Director

Mr. Alec G. Dreyer, 54, became a member of our Board of Directors in January 2008 and serves as the Chairman of the Board and lead director. Mr. Dreyer also serves on the Audit, Compensation and Strategy Committees of the Board. Mr. Dreyer most recently served as Chief Executive Officer of the Port of Houston Authority in Houston, Texas from October 2009 to January 2012. Mr. Dreyer also previously served as the Chief Executive Officer and a director of Horizon Wind Energy, LLC, a wind energy developer, from September 2005 to July 2007, when Horizon was sold to Energias de Portugal, S.A., a major Portuguese utility. From February 2000 to September 2005, Mr. Dreyer served as an Executive Vice President of publicly traded Dynegy, Inc. and President of Dynegy Generation, a division of Dynegy Inc. Prior to February 2000 Mr. Dreyer was President of Illinova Generating Company, and a Senior Vice President of Illinois Power Company. Before starting his career at Illinova, Mr. Dreyer was a Senior Manager in the Accounting and Auditing Services division of PriceWaterhouse in St. Louis. In November 2009, Mr. Dreyer resigned from the board of directors of publicly traded EcoSecurities Group PLC, which is in the business of sourcing, developing and trading carbon credits. Mr. Dreyer had been a non-executive director of EcoSecurities’ board since February 2008, and had served on the audit committee and as Chair of the remuneration committee of EcoSecurities’ board of directors. Mr. Dreyer received a B.A. from the University of Illinois and an M.B.A. from Washington University in St. Louis.

Mr. Joseph O’Donnell, 66, became a member of our Board of Directors in October 2009 and currently serves as the chair of our Nominating and Corporate Governance Committee since October 2010. Mr. O’Donnell previously served as chairman of our Compensation Committee from October 2009 to October 2010. Mr. O’Donnell is currently retired and most recently served as Chief Executive Officer of Inmar, Inc., a leading provider of technology-driven logistics and supply chain software and services. Prior to his tenure with Inmar, Mr. O’Donnell was Chairman and Chief Executive Officer of Artesyn Technologies for 12 years. Mr. O’Donnell currently serves on the boards of Comverse Technology and the University of Tennessee, College of Business. Mr. O’Donnell received his Bachelor of Science and MBA degrees from the University of Tennessee.

Mr. John T. McCarter, 60, became a member of our Board of Directors in October 2010 and serves on the Compensation, Nominating and Corporate Governance and Strategy Committees of the Board. Mr. McCarter retired in 2004 from General Electric (GE) after more than thirty years and serving in corporate officer roles in GE’s Energy business and its corporate region management. In his final position with GE, Mr. McCarter was responsible for consolidating and directing European commercial activities across the portfolio of GE’s business units dealing with electrical energy production and management, as well as the oil and gas energy industry, from 2001 to 2003. During his tenure with GE, from 1996 to 2001, Mr. McCarter also served as President and CEO of GE-Latin America, where he was responsible for growing and restructuring the spectrum of GE’s business lines in South and Central America, as well as the Caribbean. In addition, Mr. McCarter held general manager positions for GE’s Power Systems’ operations in Latin America, North America and global Customer Service from 1987 to 1996. Following graduation from NC State University with a Bachelor of Science degree in nuclear engineering, Mr. McCarter joined GE on its Technical Marketing Program. Mr. McCarter currently serves on NC State’s Board of Visitors and is also a member of the Inter-American Dialogue, a Washington-based think tank.

Mr. R. Blake Young, 53, became our President and Chief Executive Officer when he was appointed in February 2010 and has served as a member of the Comverge Board of Directors since August 2006. Prior to his appointment, Mr. Young was the founder and Managing Partner of Cap2ity Consulting Group, a business, technology and management consulting group from June 2009 to February 2010. Previously, he served as Senior Vice President, Global IT & Technology for BG Group, a global energy company based in London from January 2007 to June 2009. Prior to that, Mr. Young held various senior management positions with Dynegy Inc., including Executive Vice President and Chief Administrative Officer as well as Executive Vice President & President of Global Technology from 1998 to 2005. He also served as President of Illinois Power Company, Dynegy’s electric and gas transmission and distribution company. Prior to his eight years at Dynegy, Mr. Young served as Chief Information Officer of the US Grocery Division of Campbell Soup Company. Before that, Mr. Young had a 14-year career with Tenneco Energy, an integrated natural gas transporter and marketer, where he served in a number of senior administrative and commercial management positions, including Chief Information Officer and Executive Director of national accounts. Mr. Young received a Bachelor of Science degree from Louisiana State University.

Ms. Nora Mead Brownell, 63, became a member of our Board of Directors in December 2006 and currently serves as chair of our Nominating and Corporate Governance and Regulatory Committees. Ms. Brownell also served as Chairman of the Compensation Committee in fiscal 2011. In 2009, Ms. Brownell co-founded ESPY Energy Solutions, LLC, a woman-owned business providing consulting services. In May 2001, Ms. Brownell was confirmed as Commissioner of the Federal Energy Regulatory Commission where she served until the expiration of her term in June 2006. During her time as Commissioner, Ms. Brownell was an advocate for the development of regional transmission organizations, markets for wholesale power and national energy infrastructure development. After leaving the Federal Energy Regulatory Commission, Ms. Brownell started BC Strategies, a consulting firm. Prior to her time as Commissioner, she served as a member of the Pennsylvania Public Utility Commission where she took an active role in the rollout of electric choice in Pennsylvania, helped to establish a framework for one of the most successful retail electric markets in the country and worked towards a public policy to develop a robust competitive telecommunications market in the state. Ms. Brownell is the former President of the National Association of Regulatory Utility Commissioners. Ms. Brownell is currently a member of the board of directors of Oncor Holdings Corp., Spectra Energy Partners, Ener1, Tangent Energy Solutions, and SkyFuel, Inc. and has also served on the board of the Times Publishing Company. Ms. Brownell also serves on the advisory board of Starwood Energy Fund. Ms. Brownell attended Syracuse University. .

Mr. A. Laurence (Larry) Jones, 59, became a member of our Board of Directors in October 2009 and serves on our Audit and Compensation Committees, as well as Chair of our Strategy Committee. Mr. Jones is the former Chief Executive Officer and a member of the board of directors of StarTek, Inc. (NYSE: SRT), a provider of outsourced call center and customer support services for the communications industry with over 9,000 employees in the United States, Canada and the Philippines. From 2004 to 2006, Mr. Jones was Chief Executive Officer and President of Activant Solutions, a vertical market ERP software company which was sold to Hellman and Freidman, a private equity firm, in May 2006. Prior to that, Mr. Jones was chairman of WebClients, an internet marketing firm from 2004 to 2005, and also served as chairman and chief executive officer of Interelate, Inc., a CRM services firm from 2002 to 2004. In addition, Mr. Jones served as President and Chief Executive Officer of MessageMedia (NASDAQ: MESG), an email marketing firm from 1999 to 2002. Mr. Jones also served as Chief Executive Officer of Neodata Services, Inc. from 1993 to 1998, was founding chief executive officer of GovPX from 1992 to 1993, as Senior Vice President at Automatic Data Processing from 1987 to 1992 and spent the first 10 years of his career at Wang Laboratories from 1977 to 1987. Mr. Jones is currently chairman of the executive committee of the Deming Center entrepreneurial program at the Leeds School of Business at the University of

Colorado and has served in various capacities since 2002. He also serves on the board of directors at the Boulder Innovation Center, which provides start-up professional services, funding and networking for local entrepreneurs. Over the past 10 years, Mr. Jones has served as a director of numerous public and private companies, including Work Options Group, Exabyte, Activant Solutions, Realm Solutions, SARCOM, WebClients, DIMAC and Fulcrum Analytics. Mr. Jones graduated from Worcester Polytechnic Institute with a degree in computer sciences in 1975, and earned his MBA from Boston University in 1980.

Mr. John S. Rego, 50, became a member of our Board of Directors in October 2010 and serves on the Audit Committee. Since May 2010, Mr. Rego has been serving as the Chief Financial Officer and Treasurer of Petra Solar, Inc., a New Jersey-based clean energy technology company that provides solar and smart grid solutions for utility, commercial and residential applications. Prior to that, Mr. Rego served as Executive Vice President, Chief Financial Officer and Treasurer of Vonage Holdings Corp. from July 2002 to March 2010. Prior to his tenure with Vonage, Mr. Rego also served as Vice President Finance-Business Operations with RCN Corporation from August 2001 to May 2002. Mr. Rego is currently a member of the American Institute of Certified Public Accountants and the New Jersey State Society of Certified Public Accountants. Mr. Rego received his Bachelor of Arts degree from Rutgers University and is a certified public accountant.

Mr. David R. Kuzma, 66, joined our Board on February 27, 2012, and serves as the Chairman of the Compensation Committee. Mr. Kuzma is the former President of Sempra Energy Resources and has been the Chief Financial Officer/Treasurer of three Fortune 500 companies. Sempra is a diversified energy company involved in electric generation, oil and gas drilling, pipelines and gas processing. Prior to his tenure at Sempra Energy, Mr. Kuzma was Chief Financial Officer and Treasurer of Enova Corporation, which is the parent company of San Diego Gas & Electric (SDG&E) and several other U.S.-based subsidiaries. Prior to that, he also served as the Chief Financial Officer and Senior Vice President at Florida Progress Corporation. Mr. Kuzma began his career as an auditor for Price Waterhouse and is a Certified Public Accountant. Mr. Kuzma who has been serving as a director of Ecotality Corp., a manufacturer and service provider to the electric car industry since December 2009, resigned from its board as part of his agreement to join the Comverge Board. Mr. Kuzma received his Bachelor of Science in Accounting from Duquesne University and also earned a Masters of Business Administration from Duquesne University and is a retired Pennsylvania CPA.

Mr. Rudolf J. Hoefling, 69, joined our Board on February 27, 2012 and serves on the Audit and Nominating/Corporate Governance Committees. Mr. Hoefling is the founder of Globus LLC, an international consulting firm that provides solutions to clients operating in a broad cross-section of the energy industry. Mr. Hoefling also serves as a consultant for the Project Finance Group of WestLB AG, advising on the commercial and technical aspects of all domestic and international power generation projects. Prior to founding Globus LLC, Mr. Hoefling spent 20 years at Siemens, where he served as President of Siemens Power Ventures, Inc. from 1991 until his retirement in 1999, and served on the Board of Directors at Siemens Project Ventures GmbH in Germany. Since September 2004, Mr. Hoefling has also served as a member of the Board of Advisors for Greenwich Energy Investment. Mr. Hoefling received a degree as a diploma engineer from the Technical University Munich in 1968, and earned his MBA from Widener University in 1972.

Mr. James J. Moore, Jr., 53, joined our Board on February 27, 2012 and serves on the Nominating and Corporate Governance and Strategy Committees. Mr. Moore is currently the Chairman of Energy & Power investments at Diamond Castle LLC, a private equity investment firm. Prior to joining Diamond Castle in 2008, Mr. Moore was the CEO of Catamount Energy Corporation. Catamount is a wind energy company and was a portfolio company of Diamond Castle before it was sold to Duke Energy in 2008. Prior to joining Catamount in 2001, Mr. Moore was the Chairman and CEO of American National Power (ANP), one of the largest independent power producers in the United States, and a member of the Board of Directors of International Power Plc, the parent company of ANP. Mr. Moore was one of the founders of ANP in 1986. Previously, he served in a variety of legal, business development and executive roles in the energy industry since 1982. Mr. Moore received his Bachelor of Arts from the College of the Holy Cross, and earned his J.D. from the University of Houston Law School.

Independence of Directors

As required under the listing standards of the Nasdaq Global Market, on which our common stock is listed, a majority of the members of our Board of Directors qualify as “independent,” as affirmatively determined by our Board. In addition, we impose additional tests of independence with respect to members of the Audit Committee of the Board of Directors that are consistent with the Nasdaq Global Market listing standards and with applicable rules and regulations of the SEC. Our Board of Directors consults with our in-house and outside legal counsel to ensure that the Board’s determinations are consistent with listing standards, SEC rules and relevant securities and other laws and regulations regarding the definition of “independent.” Consistent with these considerations, and after reviewing all relevant transactions or relationships between each director, or any of their family members, and us, our senior management and our independent auditors, of which there were none that were disclosed, our Board of Directors has affirmatively determined that all of our directors, other than Mr. Young, are independent directors, including the other nominees for election, within the meaning of the applicable Nasdaq Global Market Listing Standards.

Board Leadership Structure / Independent Oversight

With the appointment in February 2010 of R. Blake Young as President and Chief Executive Officer of the Company, the positions of CEO and Chairman of the Board have been separated. Mr. Alec Dreyer serves as Chairman of the Board and Lead Director. The Board believes that this structure encourages the free and open dialogue of competing views and provides for strong checks and balances. Additionally, Mr. Dreyer’s attention to Board and committee matters allows Mr. Young to focus more specifically on overseeing the Company’s day-to-day operations and activities, as well as strategic opportunities and planning. The Board also believes that one of the key elements of effective, independent oversight is that our independent directors meet in executive sessions on a regular basis without the presence of management. In fiscal year 2012, our Board, including its committees, collectively held 57 meetings and, as part of the agenda, the independent directors met in executive session with Mr. Dreyer, the Lead Director presiding at such meetings.

Committees of the Board

Our Board of Directors has three permanent committees: Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. Our Board has affirmatively determined that all of the directors who serve, or previously served during 2012, on these committees are independent directors within the meaning of the applicable Nasdaq Global Market listing standards, SEC rules and relevant securities and other laws and regulations.

Audit Committee. The Audit Committee of our Board of Directors is currently composed of Messrs. Dreyer, Jones, Rego and Hoefling. Mr. Rego currently serves as Chairman of the Audit Committee. Our Board has determined that Messrs. Dreyer and Rego both qualify as audit committee financial experts under the current SEC regulations, and that the other members of our Audit Committee also satisfy the financial literacy and other requirements for audit committee members under the Listing Rules of the Nasdaq Global Market. The Audit Committee assists the Board in overseeing: (1) our accounting and financial reporting processes; (2) the audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent registered public accounting firm; and (5) the performance of our internal audit function and our independent registered public accounting firm. The Audit Committee’s charter further provides that the Audit Committee, among other things:

•	has sole authority to appoint, compensate, retain, evaluate and terminate our independent registered public accounting firm;

•	has sole authority to review and approve in advance all audit and permissible non-audit engagement fees, scope and terms with our independent registered public accounting firm;

•	review and approve all related party transactions between us and any executive officer or director;

•	will monitor the compliance of our officers, directors and employees with our code of business conduct and ethics; and

•

will establish and maintain procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters and (2) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee, whose members also made up the Transaction Committee of the Board during fiscal 2011, held 16 meetings during fiscal year 2011 and met in differing executive sessions with all non-employee directors and with our independent registered public accounting firm at each of its meetings. The written charter for the Audit Committee is available on our website at http://ir.comverge.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of our Board of Directors is composed of and Messrs. Hoefling, McCarter and Moore, and Ms. Brownell, who serves as Chair of the Committee. The principal duties of the Nominating and Corporate Governance Committee are to:

•

recommend to our Board proposed nominees for election to the Board by the stockholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board to fill vacancies that occur between stockholder meetings;

•	develop, in conjunction with executive management, and periodically report to our Board regarding succession plans for our chief executive officer and other officers; and

•	make recommendations to the Board regarding corporate governance matters and practices.

The Nominating and Corporate Governance Committee held five meetings during fiscal year 2011 and met in executive session with all non-employee directors at each of its meetings. The written charter for the Nominating and Corporate Governance Committee is available on our website at http://ir.comverge.com.

Compensation Committee. The Compensation Committee of our Board of Directors is composed of Messrs Jones, McCarter, Dreyer and Kuzma, who serves as the Chairman of the Committee. Pursuant to its charter, the Compensation Committee has the following responsibilities, among others:

•

to review and establish, at least annually, with the input of management, corporate goals, objectives, policies and philosophies for all compensation paid to our chief executive officer and other officers, for the defined performance period;

•	to determine and approve all compensation paid to the chief executive officer and other officers, including base salary, incentives, incentive plans and perquisites;

•

to establish the targets for performance-based compensation of the chief executive officer and other officers for the defined performance period and confirm whether such targets have been met for the completed performance period;

•

to report to our Board of Directors, based on input from the entire Board, on the performance of the chief executive officers and other officers in light of the corporate goals, objectives, policies and philosophies established with respect to compensation for the performance period and with respect to the overall management of the Company; and

•	to review and recommend to our Board of Directors compensation of non-employee directors, including committee chairpersons and members.

The Compensation Committee held twelve meetings during fiscal year 2011 and met in executive session with all non-employee directors at each of its meetings. The written charter for the Compensation Committee is available on our website at http://ir.comverge.com.

In addition, the Board also has three ad hoc committees: a Regulatory Committee; a Stockholder Communication/Investor Committee; and a Strategy Committee.

Regulatory Committee. Ms. Brownell currently chairs the Regulatory Committee whose purpose is to provide expertise and guidance to the Company Board and management on energy regulatory matters, including strategic planning in relation to regulatory filings, positions, and other federal, state, and local commission initiatives.

Stockholder Communication/Investor Committee. Mr. Jones currently chairs the Stockholder Communication/Investor Committee whose purpose is to act as a conduit between the Company Board and the Company’s stockholders.

Strategy Committee. The Strategy Committee was adopted by the Board on February 27, 2012 as part of a reconstituted ad hoc Transaction Committee. The current members of the Strategy Committee are Messrs Dreyer, McCarter, Moore and Jones who serves as Chairman of the Committee. The Committee has the power to examine all stockholder value-enhancing alternatives, including capital raising, acquisitions or dispositions, and sale of the Company. The Committee has the authority to take the following actions:

•

Engaging legal counsel of the Strategy Committee’s choice to advise the Strategy Committee concerning relevant legal issues, and otherwise to advise the Strategy Committee in discharging its duties and responsibilities, as contemplated by these resolutions;

•

Engaging financial advisors of the Strategy Committee’s choice to provide the Strategy Committee with financial and other business advice (including, without limitation, a customary fairness opinion if the Strategy Committee deems such to be advisable) in connection with its duties and responsibilities, as contemplated by these resolutions;

•

Engaging other independent professional advisors of the Strategy Committee’s choice as it deems necessary or appropriate in the exercise of its business judgment to assist it in connection with the fulfillment of its duties;

•	Entering into engagement letters, contracts and agreements with any or all of the foregoing advisors containing such terms as the Strategy Committee deems appropriate; and

•	Fulfilling and adhering to the Strategy Committee powers as set forth above.

The Nominating Process

Director Qualifications

The Nominating and Corporate Governance Committee of our Board of Directors, which is comprised entirely of independent directors, is responsible, in accordance with its charter, for establishing standards for members of the Board and overseeing the performance evaluation of the Board and its members. Based on these evaluations, the Nominating and Corporate Governance Committee recommends to the Board whether existing members should be nominated for new terms or replaced and whether more or fewer members are appropriate.

The Board, with the assistance of the Nominating and Corporate Governance Committee, establishes criteria for the selection of new members. The basic criteria are found in our Corporate Governance Guidelines under “Board Membership and Service,” located on our website at http://ir.comverge.com. These core competencies include individuals who:

•	have the business and/or professional knowledge and experience that will benefit Comverge, our business and the goals and interests of our stockholders,

•	are well regarded in the community, with a long-term reputation for honesty and integrity, have good common sense and judgment,

•	have a positive record of accomplishment in present and prior positions,

•	have an excellent reputation for preparation, attendance, participation, interest and initiative on other boards on which he or she may serve, and

•	have the time, energy, interest and willingness to become involved in Comverge and our future.

At any given time, in order to maintain a proper balance of expertise, individuals with particular skills may be favored over other candidates who lack such skills but otherwise possess a core competency.

In conjunction with the criteria set forth above, the following outlines the process for reviewing and evaluating incumbent directors:

1)	The Board is currently staggered, where Class I Directors are set for election in 2014 and every successive three years thereafter; the Class II Directors are set for election in 2012 and every successive three years thereafter, and Class III Directors are set for election in 2013 and every successive three years thereafter. The specific Class of incumbent Directors whose term is set to expire is the “Director(s) for Election”.

2)	Each Director shall complete an evaluation (the “Evaluation”), which shall utilize the metrics noted above and in the Corporate Governance Guidelines, for reviewing Directors for Election;

3)	Each Director shall send their completed Evaluation to the Company’s outside counsel for tabulation on the Director(s) for Election results;

4)	Outside counsel shall compile the information, prepare a short report, and report directly to the Chairman of the Committee (and to the Lead Director to the extent they are different individuals) the results of the evaluations. Where the Chairman and/or Lead Director is a Director for Election, the results shall be provided to the Class of Directors most recently elected to the Board;

5)	The Chairman of the Committee, or the Class of Directors most recently elected if the Chairman is a Director for Election, shall present the results and report to the entire Committee for the Committee to discuss before making a recommendation for nomination or expiration regarding the Director for Election to the Board; and,

6)	The Company’s Corporate Secretary shall circulate to the Directors the appropriate documentation and contact information prior to the meeting where such review shall occur.

In the case of new director candidates, the questions of independence and financial expertise will be important in determining what roles the candidate can perform. The Committee will determine whether the candidate meets the independence standards set forth in the Securities and Exchange Commission rules and regulations and the Nasdaq rules as well as the extent of the candidate’s experience in the areas of finance and accounting. Candidates will first be interviewed by the Committee. If approved by the Committee, candidates will then be interviewed by all other members of the Board. The full Board, with such interested directors recusing themselves as appropriate, will approve all final nominations after considering the recommendations of the Committee. The Chairman of the Board, acting on behalf of the other members of the Board, will extend the formal invitation to an approved candidate to stand for election to the Board. Qualified candidates for election to the Board will be considered without regard to race, color, religion, sex, ancestry, national origin or disability.

Director Skills and Experience

The Board seeks and is comprised of individuals whose backgrounds and experience complement those of other Board members. When considering whether the Board’s directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the Board focused primarily on discussing relevant issues with the directors and nominees and the information discussed in each of the board members’ or nominees’ biographical information set forth on pages 6 to 8 of this proxy statement. In particular, with regard to

Ms. Brownell, the Board considered her extensive experience in the utility and energy industries and her expertise as a former commissioner of the Federal Energy Regulatory Commission. Similarly, with regard to Mr. Jones, the Board considered his 33 years of business experience including his significant experience as the president, chief executive officer and member of the Board of both private and public companies. With regard to Mr. Dreyer, the Board considered his background and expertise in the energy industry and his significant experience while serving on other public company boards, including on their audit committees. With respect to Mr. McCarter, the Board considered his more than 30 years with General Electric, most of which were involved with GE’s Power Systems or Energy Business and which included key corporate officer roles. With regard to Mr. Hoefling, the Board considered his background in advising on the commercial and technical aspects of all domestic and international power generation projects and his more than 20 experience in the energy space, including at Siemens. As for Mr. Rego, the Board considered his financial expertise as chief financial officer at both public and private companies and his financial and business acumen. Similarly, with regard to Mr. Moore, the Board considered his experience as Chairman of Energy & Power investments at Diamond Castle LLC, a private equity investment firm and as former chairman and CEO of American National Power (ANP), one of the largest independent power producers in the United States. With respect to Mr. Kuzma, the Board considered his position as former President of Sempra Energy Resources and as the Chief Financial Officer/Treasurer of three Fortune 500 companies. As for Mr. Young, who serves as our President and Chief Executive Officer, the Board considered his executive management experience with both energy and utility companies and his significant knowledge of our business and industry sector.

Diversity Considerations in Identifying Director Nominees

Although the Board does not have a specific policy with regard to the consideration of diversity in identifying director nominees, the Nominating and Corporate Governance Committee will consider, among other things, the benefits to Comverge of diversity of race, gender, ethnicity and national origin.

Board Vacancies

When there is an opening or anticipated opening for a director position, our Board members are asked to submit recommendations. Outside sources or third parties may be used to find potential candidates and to evaluate or assist in evaluating nominees brought to the attention of the Nominating and Corporate Governance Committee. Should we use the services of a third party, we would expect to pay a fee for such services. The Nominating and Corporate Governance Committee will also consider director candidates recommended by stockholders. Such candidates will be evaluated using the same criteria and standards described above. Any such recommendation must be sent in writing sufficiently in advance of the annual meeting to permit adequate review by the Nominating and Corporate Governance Committee. The recommendation should also provide the reasons supporting a candidate’s recommendation, the candidate’s qualifications, the candidate’s consent to being considered as a nominee and a way to contact the candidate to verify his or her interest and to gather further information, if necessary. In addition, the stockholder should submit information demonstrating the number of shares he or she owns.

Stockholders who wish to nominate an individual to the Board must follow the advance notice and other requirements of our Bylaws.

Meetings of the Board of Directors and Committees

During fiscal year 2011, our Board of Directors held 24 meetings due to the significant time and effort spent on recapitalizing the Company. In addition, as part of the Company’s recapitalization efforts, the Board’s three standing committees (Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee) and two ad hoc committees (Regulatory Committee and Transaction Committee), collectively held a total of 33 meetings as the Board sought to spread the work out amongst its committee membership. The Board met in executive session with all non-employee directors during multiple board meetings in 2011. Each director attended at least 75% of the meetings (held during the period that such director served) of the Board and the Committees on which such director served in fiscal year 2011. Directors are recommended to attend annual meetings of stockholders. All members of our Board, who were appointed at that time, also attended the last Annual Meeting of Stockholders.

Board Leadership Structure

The Company separates the roles of Chief Executive Officer and Chairman of the Board to align the Chairman role with our independent directors and to further enhance the independence of the Board from management. Our Chairman works closely with our Chief Executive Officer to set the agenda for meetings and to facilitate information flow between the Board and management.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We believe that it is critically important that we maintain sound corporate governance policies and procedures, and we adopted our Corporate Governance Guidelines, as amended, in an effort to increase our focus on corporate governance matters and to enhance the effectiveness of our corporate governance processes. Our Board of Directors adopted these guidelines to ensure that the Board has the practices and procedures in place that are necessary to act on matters related to Comverge’s corporate governance. At its core level, the purpose of our focus on corporate governance, and the guidelines themselves, is to align the focus of our Board and management with the interests of our stockholders. The Corporate Governance Guidelines set forth, among other things, the practices and procedures that our Board and its committees follow with respect to board and committee qualification and composition, board and committee meetings, chief executive officer evaluation and succession planning and compensation of non-employee directors. A copy of our Corporate Governance Guidelines is available on the Investor Relations section of our website at http://ir.comverge.com.

Code of Ethics

We adopted a Code of Ethics that is applicable to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. The Code of Ethics is available on the Investor Relations section of our website at http://ir.comverge.com. If we make any amendments to our Code of Ethics other than technical, administrative, or their non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code of Ethics to our Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer, we will disclose the nature of the amendment or waiver, its effective date, and to whom it applies, on the Investor Relations section of our website at http://ir.comverge.com or in a Current Report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during 2011.

Code of Business Conduct and Ethics

We have also adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees of Comverge as required by the Nasdaq Listing Standards. The Code of Business Conduct and Ethics includes an enforcement mechanism, and any waivers for directors or executive officers must be approved by our Board and disclosed in a Current Report on Form 8-K within four days. The Code of Business Conduct and Ethics is available on the investor relations section of our website at http://ir.comverge.com. There were no waivers of the Code of Business Conduct and Ethics during 2011.

Oversight of Risk Management

Our Audit Committee and our Board of Directors monitor our enterprise risk management framework and regularly reviews our risk management methodologies, standards and tolerances. In addition, the Audit Committee oversees the Company’s major risk exposures, including financial risk and reviews the steps that management has taken to monitor and control such exposures. Our risk governance structure is also complemented by our Internal Audit department. Our internal auditor is an independent function that assesses the adequacy and effectiveness of our internal control systems, and also coordinates risk-based audits and compliance reviews to evaluate and address risk within specific areas of our business. At least quarterly, internal audit provides updates on risk assessment and risk management policies to the Audit Committee and/or Board of Directors.

Enterprise Risk Management. In addition, in fiscal year 2010, our Board of Directors approved an enterprise risk management program that includes a framework geared towards addressing the Company’s major risk exposures, including financial, operational, reporting and compliance risks. We are in the process of implementing the program on a company-wide basis, including identifying specific risk owners and identifying risk mitigation plans and due dates for completion. Our implementation process includes assessing, prioritizing, monitoring and reviewing each risk profile regularly for high risk exposures and periodically for low risk exposures.

Risk Management Related to Compensation Policies and Practices. We do not believe that our compensation policies and practices encourage excessive and unnecessary risk-taking. Furthermore, we believe that the level of risk that such policies and practices do encourage is not reasonably likely to have a material adverse effect on the Company. Our design of compensation policies and practices encourages employees to remain focused on both our short and long-term goals. In addition, our executives’ base salaries are fixed in amount and thus do not encourage risk-taking and our incentive eligibility and payments are tied to overall company performance based on pre-established goals. In general, we have discretion to reduce incentive payments (or pay no incentive) based on individual performance and any other factors we may determine to be appropriate in the circumstances. Similarly, as with the compensation of our executive officers, a substantial portion of their compensation generally is delivered in the form of equity awards that help further align the interests of the Company and employees with those of our stockholders. Furthermore, while our cash incentive plans measure performance on an annual basis, our equity awards typically vest over a number of years, which the Company and Board of Directors believes encourages employees to focus on appreciating our stock price, thus limiting the potential value of excessive risk-taking. Our Compensation Committee also believes that the design of our annual cash and long-term equity incentives provides an effective and appropriate mix of incentives to help ensure the Company’s performance is focused on long-term stockholder value creation and does not encourage the taking of short-term risks at the expense of long-term results.

Stockholder Communications with the Board of Directors

Stockholders wishing to communicate with the Board of Directors should send any communication to the Secretary at our principal executive office. Any such communication must state the number of shares beneficially owned by the stockholder making the communication. The Secretary will forward such communication to the Chairman or to directors to whom the communication is directed, unless the Secretary determines that the communication does not relate to the business or affairs of the Company or the functioning or constitution of the Board or any of its committees, relates to routine or insignificant matters that do not warrant the attention of the Board, is an advertisement or other commercial solicitation or communication, is frivolous or offensive, or is otherwise not appropriate for delivery to directors. The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made through the Secretary and only in accordance with our policies and procedures and applicable law and regulations relating to the disclosure of information.

COMPANY INFORMATION AVAILABLE ON WEBSITE

The Company has posted on its website, www.comverge.com, its (1) Code of Ethics; (2) Code of Business Conduct and Ethics, and (3) the Company’s charters for the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. In addition, the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Statements of Beneficial Ownership of Securities on Forms 3, 4 and 5 for directors and officers of the Company and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge at the SEC website at www.sec.gov. The Company’s website at http://www.comverge.com contains its filings with the SEC.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Since our initial public offering in April 2007, our compensation programs have been and continue to be designed to play a core role in maintaining our leadership position in the intelligent energy solutions markets we serve and enabling us to attract and retain employees by rewarding our employees for successful execution of our business strategies. Our goals are to expand the market for intelligent energy solutions and to further penetrate those markets, develop new distribution channels for our products, continue to be a leader in our sector and to generally grow our business and stockholder value, through attracting and retaining exceptional employees.

In 2011, we continued our evolution of streamlining the Company by focusing on integration and reorganization of our four main core competencies: (1) Development; (2) Sales; (3) Delivery and (4) Support. In addition, on May 31, 2011, we appointed Mr. David Mathieson as our Executive Vice President and Chief Financial Officer in charge of our Finance department. We also appointed Mr. Steven Moffitt as our Chief Operating Officer to lead our hardware and software development solutions and operations. In addition, in 2011, our Chief Technology Officer, Mr. Arthur Vos, who is responsible for the development of our proprietary software, IntelliSource was also appointed as our Senior Vice President of Utility Sales where he is responsible for running the utility sales team, sales positioning and key account strategy. On April 7, 2012 Mr. Vos submitted his resignation, and will remain in the Company’s employ until May 14, 2012. Mr. Matthew Smith, Senior Vice President and General Counsel is in charge of our Legal and Regulatory support function.

For fiscal year 2011, our named executive officers were Mr. R. Blake Young, our President and Chief Executive Officer; Mr. David Mathieson, our Executive Vice President and Chief Financial Officer; Mr. Steven Moffitt, our Executive Vice President and Chief Operating Officer; Mr. Matthew Smith, our Senior Vice President and General Counsel and Mr. Arthur Vos, our Senior Vice President of Utility Sales and Chief Technology Officer. In addition, information is included for Mr. Michael Picchi, former Executive Vice President and Chief Financial Officer and Mr. Christopher Camino, our former Executive Vice President of Sales and Chief Marketing Officer, both of whom served in such respective capacity during the fiscal year. Mr. Picchi left the Company on July 13, 2011, and Mr. Camino left the Company effective December 31, 2011. Mr. Vos tendered his resignation on April 7, 2012 and will remain employed by the Company until May 14, 2012.

Comparative Framework

We, with the assistance of our compensation consultant, Pearl Meyer & Partners LLC (“PM&P”), reviewed relevant market and industry practices at least annually in an attempt to design and offer compensation packages that are competitive with our competitors for talent. It is our goal to properly balance our need to compete for qualified individuals with our responsibility to maintain a reasonable cost structure with respect to compensation.

To compare our executive compensation program with market practices, in 2011, our Compensation Committee reviewed benchmarking data provided to them by PM&P, the Compensation Committee’s compensation consultant. PM&P derived the benchmarking data from the peer group, as described below, and from compensation surveys. As such, for fiscal year 2011, our peer group included five companies that normally directly compete against the Company and/or were of the same general revenue size as well as nine broader industry reference companies:

Direct Company Peer Group	General Industry Peer Group

• PowerSecure International, Inc.	• ESCO Technologies, Inc.

• EnerNoc, Inc.	• First Solar, Inc.

• EnergyConnect Group, Inc.	• Energy Conversion Devices, Inc.

• Cooper Industries Plc	• Echelon Corporation

• Lime Energy Company	• Evergreen Solar, Inc.

Direct Company Peer Group	General Industry Peer Group

• Fuel Cell Energy, Inc.

• Orion Energy Systems, Inc.

• Itron, Inc.

• A123 Systems Inc.

During the fourth quarter of 2011, the Compensation Committee requested a review of the appropriateness of the Company’s peer group as a matter of normal course and in consideration of comments received from stockholder activists. In determining the new peer group, PM&P recommended, with input from our executive officers and our Board, a list of companies to the Compensation Committee. The companies selected in the new 2012 compensation peer group are generally comparable in size to the Company with respect to revenues, market capitalization, businesses and/or number of employees. For fiscal year 2012, our new peer group will again include five companies that normally directly compete against the Company and/or are of the same general revenue size, as well as six broader industry reference companies as follows:

Direct Company Peer Group	General Industry Peer Group

• PowerSecure International, Inc.	• A123 Systems, Inc.

• EnerNoc, Inc.	• ESCO Technologies, Inc.

• EnergyConnect Group, Inc.	• Energy Conversion Devices, Inc.

• Digi International	• Echelon Corporation

• Lime Energy Company	• Fuel Cell Energy, Inc.

• Orion Energy Systems, Inc.

The Committee reviews the peer group annually and adjusts it as needed to ensure the peer group continues to be aligned on a size and business model basis.

The Compensation Committee uses peer data and general industry data as a reference to help evaluate the competitiveness of our compensation structure and the reasonableness of each named executive officer’s compensation in relation to their peers and each other. In keeping with our current philosophy, the 2011 compensation strategy was to target base salary and incentive compensation at the 50th percentile of our peer group and to target long-term incentive compensation at the 75th percentile. This strategy is based on our goals of incentivizing the executive group to create stockholder value and to perform above median levels.

Corporate Governance Related to Compensation Matters

Compensation Committee Authority

For fiscal 2011, executive officer compensation was administered by the Compensation Committee composed of three independent members of our Board of Directors: Ms. Nora Mead Brownell and Messrs Alec Dreyer and John T. McCarter. Ms. Brownell served as Compensation Committee chairperson from November 2010 until February 27, 2012. Mr. McCarter was appointed to the Committee in October 2010 when he joined the Company Board. Mr. Dreyer was appointed to the Compensation Committee in January 2008 when he joined the Company Board. Ms. Brownell and Messrs McCarter and Dreyer served on the Compensation Committee for the entire 2011 calendar year and approved the 2011 compensation arrangements described in this Compensation Discussion and Analysis. Effective February 27, 2012, the Compensation Committee was reconstituted to consist of Messrs Kuzma, Dreyer, McCarter and Jones. Our Board of Directors appoints the Compensation Committee membership and delegates to the Compensation Committee the direct responsibility for, among other matters:

•	Approving in advance, the compensation and employment arrangements for our executive officers;

•	Reviewing all of the compensation plans and select benefit-based plans and programs in which our executive officers participate; and

•	Reviewing and recommending changes to all our equity-based plans to our Board of Directors as appropriate, subject to stockholder approval as required.

Our Company Board has determined that each committee member is independent under the listing standards of the Nasdaq Global Market, the Securities and Exchange Commission rules and the relevant securities laws, and that each member is an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The Compensation Committee held 12 formal meetings in 2011. For fiscal 2012, the members of the Compensation Committee is composed of Messrs David Kuzma (Chair), Alec Dreyer, Larry Jones, and John McCarter.

Role of Compensation Consultants

Pursuant to its charter, the Compensation Committee is authorized to obtain, at Comverge’s expense, compensation surveys, reports on the design and implementation of compensation programs for directors, officers and employees, and other data and documentation as the Compensation Committee considers appropriate. In addition, the Compensation Committee has the sole authority to retain and terminate any outside counsel or other experts or consultants engaged to assist it in the evaluation of compensation of our directors and executive officers, including the sole authority to approve such consultants’ fees and other retention terms.

The Compensation Committee retained the services of PM&P as its compensation consultant to assist the committee in the design, review and evaluation of our executive compensation arrangements for 2011. PM&P has not performed and does not currently provide any services to management. PM&P attends Compensation Committee meetings, at the Compensation Committee’s request, and meets with the Compensation Committee without management present. PM&P provides the Compensation Committee with third-party data analysis, advice and expertise on competitive practices and trends, executive compensation plan design, burn rate analysis, proposed executive and director compensation, and any other executive compensation related topics that need to be addressed from time to time. PM&P reports directly to the Compensation Committee and, as directed by the Compensation Committee, works with management and the Chairman of the Compensation Committee. The Compensation Committee retains its authority over, and is solely responsible for all compensation decisions. In addition to information presented to the Compensation Committee by PM&P, the Compensation Committee considered the following factors, among other matters, in determining compensation levels for our executive officers:

•	The qualifications, skills and experience level of the respective executive officer;

•	The position, role and responsibility of the respective executive officer in the Company; and

•	The general business and particular compensation experience and knowledge of the Compensation Committee’s members gained through their cumulative prior experience.

Role of Our Executive Officers in the Compensation Process

The Company’s President and Chief Executive Officer, Mr. Young, is involved in providing recommendations to the Compensation Committee in its evaluation and design of 2011 compensation programs for the Company’s executive officers, including the recommendation of individual compensation levels for executive officers other than himself. However, the Compensation Committee makes all final determinations with respect to Named Executive Officers’ compensation. Mr. Young attended portions of the majority of the Compensation Committee’s meetings. Mr. Young was not present during Compensation Committee executive sessions, or any deliberations and voting pertaining to the determination of his own compensation. No other named executive officer assumed an active role in the evaluation, design or administration of 2011 executive officer compensation programs. The Compensation Committee met in executive session with all non-employee directors at each of its 2011 meetings.

Executive Officer Compensation Strategy and Philosophy

The Company’s executive officer compensation strategy has been designed to attract and retain highly qualified executive officers and to align their interests with those of its stockholders by linking significant components of executive officer compensation with the achievement of specific business and strategic objectives and the Company’s overall financial performance, including revenue achievement, net increase in megawatts and the achievement of net income. The Company seeks to employ executive officers who are entrepreneurially driven, and accordingly, the Company offers a compensation package that provides a substantial part of compensation in the form of equity incentives and is market competitive.

The Company’s compensation programs are designed based on the Company’s view that total compensation of its executive officers should consist of the following components:

•	Base salaries;

•	Annual cash incentive awards;

•	Long-term equity incentive compensation; and

•	Benefits and perquisites.

The Company considers long-term equity incentive compensation to be the most important element of its compensation program for executive officers. The Company recognizes that its stockholders expect the Company’s executive management team to not only increase the enterprise value of the Company, but also to grow the Company’s business in a manner that is consistent with its stated business strategy. The Company believes that meaningful equity participation by each executive officer is the primary motivating factor that aligns the interest of the executive officers with those of the Company’s stockholders and will result in significant increases in value and growth. It is on the basis of this belief that the Compensation Committee of the Company Board has made awards of stock options and restricted stock to the Company’s executive officers.

It is the Company’s philosophy that optimal alignment between stockholders and named executive officers is best achieved by providing a greater emphasis on total compensation in the form of equity grants and performance based cash compensation rather than cash based salary. Accordingly, the Company has designed total compensation programs for its executive officers that provide base compensation levels, annual cash incentive award opportunities and long-term incentive compensation awards that will further this philosophy, and that are economically comparable to programs available for comparable executive officers in companies in the Company’s peer group. As discussed above, the Compensation Committee has adopted a compensation philosophy, based in part on the analysis provided by PM&P, which targets the cash components of the Company’s executive officer compensation at the 50th percentile of those that may be offered by the Company’s peer companies that are similarly situated to the Company, and that targets the long-term equity component of the Company’s executive officer compensation at the 75th percentile of similar companies.

The Company’s fiscal 2011 incentive compensation program elements were primarily structured to reward its executive officers for achieving certain financial and business objectives, consisting of the following metrics: (i) revenue, (ii) net increase in megawatts and in open market programs, and (iii) net income. However, the Company Board exercised its discretion and did not award any cash incentives under the 2011 incentive compensation program.

The Company believes that the attainment of these specific financial objectives assists the Company in fulfilling its strategic objectives, which are:

•	To increase stockholder value; and

•	To grow the Company in an efficient manner.

Consideration of 2011 Say-on-Pay Vote

In 2011, the Company provided stockholders a “say-on-pay” advisory vote on its executive compensation at its 2011 Annual Stockholder Meeting, and the stockholders expressed substantial support for the compensation of its named executive officers, with approximately 93.3% of the votes cast for approval of the “say-on-pay” advisory vote. The Compensation Committee took into account the affirmative stockholder advisory vote on executive compensation at the 2011 Annual Meeting and incorporated that as one of many factors it considered in connection with the discharge of its responsibilities. Because a substantial majority (93.3%) of our stockholders approved the compensation program described in the proxy statement for the 2011 Annual Meeting, the Compensation Committee did not implement changes to our executive compensation program as a result of the stockholder advisory vote.

The Company and the Compensation Committee of the Company Board value the input of our stockholders on our executive compensation. We regularly communicate with our stockholders to better understand their opinions on our business strategy and objectives, as well as matters of investor interest or concern, such as executive compensation. The Compensation Committee carefully considers this feedback as part of its annual review of our compensation for our executive officers. In addition, stockholders are invited to express their views to the Compensation Committee as described under the heading “Communications with the Board” in the “Election of Directors” section of this proxy statement. Finally, the stockholders’ advisory vote on the compensation of our named executive officers provides stockholders with an opportunity to communicate their views on our executive compensation policies and practices under our executive compensation program.

Long-term Incentive Compensation

We currently administer long-term incentive compensation awards through our Amended and Restated 2006 Comverge Long-term Incentive Plan (the “LTIP”) which was amended and restated in March 2010 and approved by our stockholders at the 2010 annual meeting. Our Board believes that components of the LTIP are an integral part of Comverge’s long-term compensation philosophy. The purpose of the LTIP is to promote the interests of the Company and our stockholders by encouraging our employees, non-employee directors and other service providers to acquire or increase their equity interest in the Company, thereby encouraging them to work toward our continued growth and success. The LTIP Plan permits awards of stock options, restricted stock, performance based stock and options and other forms of equity compensation.

Historically, we awarded non-statutory stock options as the primary form of equity compensation. We have also made use of restricted stock grants. We have generally considered and made equity awards in the following circumstances:

•	Upon the material contribution of an executive or employee in the completion of a significant transaction outside the scope of the annual incentive plan; and

•	Following significant equity financings after considering the impact of dilution on our stockholders.

Stock option and restricted stock awards that we have granted have vested upon both performance-based and time-based measures. Performance-based awards are forfeitable if specified performance targets are not achieved within a specified period of time. Time-based awards vest in accordance with vesting schedules determined and approved by our Compensation Committee.

Stock Option Practices

All stock option grants to our employees, including members of executive management, are approved at regularly scheduled or telephonic meetings by our Compensation Committee which consists solely of independent directors. We have awarded all stock options to purchase our common stock to executive officers at or above the fair market value of our common stock on the grant date. We have not back-dated any option awards which is prohibited under the LTIP. Since we have been a public company, our policy has been to grant options at our closing prices of our common stock as quoted on the Nasdaq Global Market on the date of grant.

For equity award practices adopted for fiscal 2012, see the section entitled “Long-term Incentive Compensation for 2012” in this section below.

Components of Compensation

Base Salaries

The base salaries of our named executive officers are reviewed on an annual basis, as well as at the time of a promotion or other material change in responsibilities. Adjustments in base salaries are based on an evaluation of individual performance, our company-wide performance and the individual executive’s contribution to our performance overall. In 2011, our Compensation Committee:

•	Reviewed 2011 base salaries in comparison to the market median, or the 50th percentile, based on peer group compensation survey levels as determined by the compensation consultant we engaged; and

•	Established base salaries as of December 31, 2011, for Messrs Young, Mathieson, Moffitt, Smith, Vos, Picchi and Camino as follows:

Named Executive Officer	2011 Base Salary
R. Blake Young	$480,000
David Mathieson (1)	$325,000
Steven Moffitt	$350,000
Matthew H. Smith	$225,000
Arthur Vos IV (2)	$240,000
Michael Picchi (3)	$300,000
Christopher Camino (4)	$325,000

1	Mr. Mathieson joined the Company on May 31, 2011. Mr. Mathieson base salary is annualized.
2	Mr. Vos was appointed Senior Vice President of Utility Sales and Chief Technology Officer in fiscal 2011. Mr. Vos tendered his resignation on April 7, 2012 and will remain employed by the Company until May 14, 2012.
3	Mr. Picchi left the Company on July 13, 2011. Mr. Picchi’s base salary is annualized.
4	Mr. Camino left the Company effective December 31, 2011.

2011 Executive Officer Incentive Plan

Our named executive officers participated in our executive officer’s individual 2011 Incentive Plan. The incentive plan consisted of two components: a cash incentive award and a long term incentive equity award. Incentive targets were calculated as a percentage of the participant’s base salary, with performance goals that provided for a range of payments beginning with no incentive below a threshold performance level, a target level and a maximum level. The following table summarizes, for each named executive officer, the threshold, target and maximum incentive award potential for his 2011 Incentive Plan.

Names Executive		Cash Incentive as a % of Base Salary			Long-term Incentive as a % of Base Salary
Officer	Base Salary	Threshold	Target	Max	Threshold	Target	Max
R. Blake Young	$480,000	37.5%	75.0%	150.0%	225.0%	300.0%	375.0%
David Mathieson (1)	$325,000	25.0%	50.0%	100.0%	113.0%	150.0%	188.0%
Steven Moffitt	$350,000	25.0%	50.0%	100.0%	113.0%	150.0%	188.0%
Matthew H. Smith	$225,000	25.0%	50.0%	100.0%	113.0%	150.0%	188.0%
Arthur Vos IV (2)	$240,000	25.0%	50.0%	100.0%	125.0%	175.0%	225.0%
Michael Picchi (3)	$300,000	25.0%	50.0%	100.0%	113.0%	150.0%	188.0%
Christopher Camino (4)	$325,000	25.0%	50.0%	100.0%	125.0%	175.0%	225.0%

1	Mr. Mathieson joined the Company on May 31, 2011. Mr. Mathieson base salary is annualized.
2	Mr. Vos was appointed Senior Vice President of Utility Sales and Chief Technology Officer in fiscal 2011. Mr. Vos tendered his resignation on April 7, 2012 and will remain employed by the Company until May 14, 2012.
3	Mr. Picchi left the Company on July 13, 2011. Mr. Picchi’s base salary is annualized.
4	Mr. Camino left the Company effective December 31, 2011.

The purpose of the 2011 Incentive Plan was designed to create financial incentives that were aligned with the overriding objective of increasing stockholder value. The 2011 equity incentive awards were partially earned based on the achievement of defined financial targets and specific non-financial objectives established for each of our named executive officers. No cash incentive was awarded to any employee for the 2011 Incentive Plan.

For fiscal year 2011, financial objectives established for the Company included the achievement of specified threshold, target and maximum levels of company-wide goals for: (i) revenue, (ii) net increases in new megawatts, and (iii) net income. These metrics and the associated performance levels that were established represented the factors that the Compensation Committee deemed most important and which, if achieved, would likely result in an increase in stockholder value. The specific performance levels were determined with reference to our 2011 budget, which we used to manage our day-to-day business and were determined by our Board of Directors as representing an aggressive level of growth and financial performance for us in 2011. In turn, the target levels were designed to be obtainable with stretch performance.

The following table summarizes, for each named executive officer, the percentage weighting of Company incentive goal for the 2011 Incentive Plan

Names Executive Officer	Revenue (1)	Net Increase in New MW (2)	Net Income (3)	Total
R. Blake Young	50%	30%	20%	100%
David Mathieson	50%	30%	20%	100%
Steven Moffitt	50%	30%	20%	100%
Matthew H. Smith	50%	30%	20%	100%
Arthur Vos IV	50%	30%	20%	100%
Michael Picchi (4)	50%	30%	20%	100%
Christopher Camino (5)	50%	30%	20%	100%

1	Percentage weighting of 2011 Company incentive assignable to the achievement of revenue.
2	Percentage weighting of 2011 Company incentive assignable to the achievement of a net increase in megawatts.
3	Percentage weighting of 2011 Company incentive assignable to the achievement of net income.
4	Mr. Picchi left the Company on July 13, 2011.
5	Mr. Camino left the Company effective December 31, 2011.

Amounts Earned under 2011 Executive Officer Incentive Plan

On March 8, 2012, the Compensation Committee with the agreement of the entire Board of Directors, approved annual equity incentive awards with respect to the Company’s fiscal year ended December 31, 2011. The Board exercised its discretion and did not award any cash incentives under the 2011 incentive compensation program. The recipients of these annual incentives included the named executive officers set forth below for the Company’s fiscal year ended December 31, 2011.

After reviewing the Company’s financial performance for fiscal 2011 and evaluating the long-term incentive targets previously established for the Company’s executive management under the 2011 annual incentive plan by the Compensation Committee, the Compensation Committee with the agreement of the entire Board, approved annual equity incentive awards for the Company’s fiscal year ended December 31, 2011, to various executives, including the executive officers listed below in the amounts set forth below opposite such individual’s name. However, the Compensation Committee with the agreement of the entire Board, exercised its discretion and did not award any cash incentives under the 2011 incentive compensation program, only awarding equity incentive awards in the form of grants of restricted stock. In approving the long-term incentive awards, the Compensation Committee and the Board considered the fact that for fiscal 2011, the Company’s executive management executed on the Company’s business plan and strategic initiatives and met their threshold objectives on two out of three goals.

The equity awards represented in the table below are formulaic in nature. Such formulas and 2011 Performance Metrics were approved by the Compensation Committee with the agreement of the entire Board on March 8, 2012. In addition, due to a declining stock price, the Committee applied reductions to the executives’ long-term incentive targets ranging from 0% to 65%. Further, the Committee used the closing price on March 3, 2011 of $5.55 (the date on which the 2011 annual and long-term incentive plans were approved by the Committee) for determining the number of restricted shares to grant, which had the effect of reducing the overall number of restricted shares awarded to the executives rather using the share price on date of grant as was previously disclosed in the terms of the 2011 annual incentive plan. The new long-term incentive targets were recommended by the Company’s external compensation consultant and were designed to bring the long-term incentive targets for executives in line with the market, as well as the Company’s stated compensation philosophy. The Compensation Committee also utilized the new target levels to calculate the 2011 equity awards.

Named Executive Officer		Long-term Incentive as a% of Base Salary
	Base Salary	Old Target	New Target
R. Blake Young	$480,000	300%	300%
David Mathieson	$325,000	150%	120%
Steven Moffitt	$350,000	150%	120%
Matthew H. Smith	$225,000	150%	120%
Arthur Vos IV*	$240,000	175%	120%

*	Mr. Vos tendered his resignation on April 7, 2012 and will remain employed by the Company until May 14, 2012.

Based on the new targets, the long-term incentive awards consisted solely of payments of grants of restricted stock as indicated below with respect to the Company’s named executive officers.

2012 Retention Award Program

Also on March 8, 2012, the Compensation Committee the agreement of the entire Board of Directors, approved a 2012 retention award program to retain executives and certain other employees of the Company. Awards under this 2012 retention award program will be paid quarterly over the course of 2012 and includes customary acceleration and change-in-control provisions. Awards under this 2012 retention award program to the Company’s named executive officers consisted of the following cash amounts:

Named Executive Officer	Position	2012 Retention Award*	Restricted Stock Award (Shares)**
R. Blake Young	President and Chief Executive Officer	$242,000	180,000
David Mathieson [1]	Executive Vice President and Chief Financial Officer	$60,700	48,000
Steven Moffitt	Executive Vice President and Chief Operating Officer	$119,500	54,000
Matthew H. Smith	Senior Vice President and General Counsel	$64,600	21,000
Arthur Vos IV [2]	Senior Vice President of Utility Sales and Chief Technology Officer	$230,000	49,000
Michael Picchi [3]	Former Executive Vice President and Chief Financial Officer	$—	$—
Christopher Camino [4]	Former Executive Vice President of Sales, Chief Marketing Officer	$—	$—

[1]	Mr. Mathieson joined the Company in May 2011.

2	Mr. Vos was appointed Senior Vice President of Utility Sales and Chief Technology Officer in fiscal 2011. Mr. Vos tendered his resignation from the Company on April 7, 2012 and will remain employed by the Company until May 14, 2012. Consequently, Mr. Vos is only entitled to receive one quarterly installment of the 2012 Retention Award.
3	Mr. Picchi left the Company on July 13, 2011.
4	Mr. Camino left the Company effective December 31, 2011.
*	To be paid in four equal quarterly installments in 2012.
**	Each award of restricted stock is subject to a repurchase right in favor of the Company. If the shares are not vested in accordance with the vesting schedule, they lapse and are therefore forfeited back to the Company. With continued service to the Company, all of the shares of restricted stock set forth above shall vest, and the repurchase right shall lapse with respect to such shares, on March 8, 2015.

Perquisites and Benefits

As described more fully below, there were no reportable perquisites provided to our named executive officers in fiscal year 2011. The total amount of these perquisites is included in the “All Other Compensation” column of the Summary Compensation Table below.

We also maintain employee benefit plans that provide our employees with the opportunity to enroll in our health, dental, vision and life insurance plans. Each of these benefit plans requires the employee to pay a portion of the premium, with the Company paying the remainder. These benefits are offered on the same basis to all employees, including our named executive officers. We also maintain a 401(k) retirement plan that is available to all full-time U.S. employees, including our named executive officers. In 2011, we matched employee participant contributions at a rate of one-half of one percent (0.5%) up to the first six percent (6%) contributed.

Stock Ownership Requirements

In fiscal 2011, the Nominating and Corporate Governance Committee of the Board adopted new stock ownership guidelines for our directors and executive officers that took effect on August 17, 2011. These guidelines establish minimum ownership requirements of our common stock by our directors and executive officers and bring it in line with current marketplace practices. The current targeted stock ownership requirements for our named executive officers were established as a multiple of base salary converted using an average stock price over the 12 months prior to the date they become subject to the guidelines. These multiples may be adjusted annually based on the Compensation Committee’s review of competitive compensation data. For 2011, the multiples for targeted stock ownership requirements for our named executive officers were as follows:

Name	Position	Incentive Equity Target
R. Blake Young	President and Chief Executive Officer	5 times annual base salary
David Mathieson	Executive Vice President and Chief Financial Officer	3 times annual base salary
Steven Moffitt	Executive Vice President and Chief Operating Officer	3 times annual base salary
Matthew H. Smith	Senior Vice President and General Counsel	2 times annual base salary
Arthur Vos IV (1)	Senior Vice President of Utility Sales/ Chief Technology Officer	2 times annual base salary N/A
Michael Picchi (2)	Former Executive Vice President and Chief Financial Officer	N/A
Christopher Camino (3)	Former Executive Vice President of Sales/ Chief Marketing Officer	N/A

(1)	Mr. Vos submitted his resignation on April 7, 2012.
(2)	Mr. Picchi left the Company on July 13, 2011.
(3)	Mr. Camino left the Company effective December 31, 2011.

The Compensation Committee believes that the above target guidelines are more robust than prior guidelines and properly align our executive officers with our shareholders. As currently established at December 30, 2011, none of our named executive officers have achieved the new stock ownership guidelines, due to our declining stock price. In addition, each named executive officer has five years from the date they become subject to the guidelines to meet the guidelines. If not in compliance after the initial compliance period, executives are prohibited from disposing of any shares until achievement of the guidelines. Failure to meet or to show sustained progress toward meeting the guidelines may result in a deduction in, or elimination of, future long-term incentive grants and also may result in a requirement to retain all stock attained through company grants of equity. Stock that counts towards satisfaction of the current stock ownership guidelines includes:

•	Shares acquired upon stock option exercises;

•	Shares owned outright by the executive;

•	Restricted shares issued to the executive, whether or not vested, assuming the restriction is based on time-based vesting, i.e., performance-based vesting is not included;

•	Shares attributable to an executive’s vested account balance in any savings or retirement plan, deferred compensation plan, etc.; and

•	Shares owned directly through a brokerage account, including restricted shares but excluding restricted shares that are subject to achievement of performance goals;

Compensation Committee Evaluation of Executive Officer Compensation Policies to be applied in 2012

Senior leadership and human resources developed a pay for performance structure and presented it to the Compensation Committee for a preliminary discussion in December 2011. Management gained permission to complete the design and present it at the next scheduled Compensation Committee meeting The 2012 annual incentive plan is anticipated to reward cost conservation and profitability achievements.

In connection with this evaluation, in the Fall of 2011, the Compensation Committee retained PM&P as its consultant to prepare an extensive executive officer compensation study that included an analysis of compensation levels at public companies in the same or similar industries and a review of our existing salaries, annual incentive programs and long-term incentive plans for our executive officers. PM&P also worked with the Compensation Committee to provide guidance on recommendations with respect to elements of compensation changes for our executive officers for 2012. After review and discussion of the benchmarking study results, the Compensation Committee approved compensation components, addressing base salaries and equity incentive targets with respect to our executive officers, including our named executive officers.

The 2012 compensation components were approved as follows:

Base Salaries

2012 base salaries for Messrs Young, Mathieson, Moffitt, Smith and Vos will remain the same and are as follows: $480,000, $325,000, $350,000, $225,000 and $240,000, respectively. Mr. Vos submitted his resignation on April 7, 2012, and will remain in the Company’s employ until May 14, 2012.

Long-Term Equity Awards

The strategy utilized for establishing the potential long term equity awards in 2012 was that each executive officer’s performance targets would be set at the 75th percentile of our peer group, and with the total direct compensation set between the 50th and the 75th percentile, if all objectives are met.

The following table summarizes the potential long-term equity awards under the Company’s 2012 annual incentive plan for each named executive officer as a percentage of base salary. The new target levels were also used to calculate the 2011 equity awards.

Named Executive Officer	Old Target	New Target
R. Blake Young	300%	300%
David Mathieson	150%	120%
Steven Moffitt	150%	120%
Matthew H. Smith	150%	120%
Arthur Vos IV*	175%	120%

*	Mr. Vos submitted his resignation on April 7, 2012, and will remain in the Company’s employ until May 14, 2012.

Tax Implications of Executive Compensation

Our aggregate deductions for each named executive officer compensation are potentially limited by Section 162(m) of the Internal Revenue Code to the extent the aggregate amount paid to an executive officer exceeds $1.0 million, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions specified in the Internal Revenue Code. We do not believe that Section 162(m) of the Internal Revenue Code would be applicable, and accordingly, our Compensation Committee did not consider its impact in determining compensation levels for our named executive officers in 2011.

Summary Compensation Table for Fiscal Years 2009, 2010 and 2011

The following table sets forth the aggregate compensation awarded to, earned by or paid to our named executive officers serving in such capacities for fiscal years 2009, 2010 and 2011.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)		Total ($)
R. Blake Young (4)	2011	$473,885	$—	$255,600	$—		$—	$—		$—	$729,485
President and Chief Executive Officer	2010	$372,115	$250,000	$1,048,329	$2,501,134		$100,000	$—		$61,811	$4,333,389
	2009	$151,000	$—	$—	$—		$—	$—		$—	$151,000

David Mathieson (5)	2011	$180,000	$—	$68,160	$—		$—	$—		$—	$248,160
Executive Vice President and Chief Financial Officer	2010	$—	$—	$—	$—		$—	$—		$—	$—
	2009	$—	$—	$—	$—		$—	$—		$—	$—

Steven Moffitt (6)	2011	$336,962	$125,000	$76,680	$—		$—	$—	$		$538,642
Executive Vice President and Chief Operating Officer	2010	$140,769	$175,000	$200,098	$677,822		$50,000	$—		$39,764	$1,283,453
	2009	$—	$—	$—	$—		$—	$—		$—	$—

Matthew H. Smith	2011	$225,000	$—	$29,820	$—	$		$—		$—	$254,820
Senior Vice President and General Counsel and Secretary	2010	$211,961	$105,000	$31,358	$106,980		$40,000	$—		$—	$495,299
	2009	$210,000	$—	$74,029	$252,018		$122,926	$—		$—	$658,973

Arthur Vos IV (7)	2011	$240,000	$—	$69,580	$—		$—	$—		$—	$309,580
Senior Vice President of Utility Sales and Chief Technology Officer	2010	$199,115	$80,000	$99,849	$18,647		$40,600	$—		$—	$463,171
	2009	$160,000	$—	$9,632	$32,523		$65,560	$—		$—	$267,715

Michael D. Picchi (8)	2011	$186,669	$—	$—	$—		$—	$—		$—	$186,669
Former Executive Vice President and Chief Financial Officer	2010	$300,000	$120,000	$22,934	$78,243		$26,100	$—		$—	$547,277
	2009	$240,000	$—	$280,609	$103,363		$140,486	$—		$—	$764,458

Christopher Camino (9)	2011	$319,904	$—	$—	$—	$		$—		$—	$319,904
Former Executive Vice President of Sales and Marketing	2010	$155,769	$—	$235,440	$801,601		$14,300	$—		$—	$1,207,110
	2009	$—	$—	$—	$—		$—	$—		$—	$—

1	All options granted have an exercise price equal to or greater than the fair market value of the option on the date of grant. For 2011, 2010 and 2009, stock awards and stock options awards have been calculated to show the aggregate grant date fair value of awards computed in accordance with FASB Accounting Standards Codification Topic 718. For additional discussion of assumptions made in the valuation, see “Note 14—Stock Based Compensation” to our audited financial statements for the years ended December 31, 2011, 2010 and 2009, respectively, as contained in our 2011 Annual Report on Form 10-K. In addition, for Mr. Young, the amount also includes $24,399 earned by him as a director of the Company from January 1, 2010 up to and including February 18, 2010, the date upon which he was appointed as our President and Chief Executive Officer.
2	Reflects amounts earned by each named executive officer under the terms of his employment agreement and our 2011, 2010 and 2009 Executive Officer Bonus Plans based on the achievement of defined financial objectives and specific non-financial objectives established for each. For a discussion and further information on the 2011 Executive Officer Incentive Plan, see the section entitled “Compensation, Discussion and Analysis Report” contained in this proxy statement. The Named Executive officers did not receive a 2011 cash incentive under the 2011 Incentive Plan.
3	For Messrs. Young and Moffitt, “All Other Compensation” includes expenses reimbursed by the Company and/or paid to each executive relating to expenses incurred for selling executive’s former residence, and for living and travel expenses related to moving his family to the company’s corporate offices in Norcross, Georgia.
4	Mr. Young became our President and Chief Executive Officer in February 2010. For 2009, Mr. Young’s compensation is reflected for fees earned as a member of our board of directors.
5	Mr. Mathieson joined the Company on May 31, 2011.
6	Mr. Moffitt was appointed Executive Vice President and Chief Operating Officer in fiscal 2011. He earned a 2011 bonus for the Thermostat Independence Special Incentive Plan.
7	Mr. Vos was appointed Senior Vice President of Utility Sales and Chief Technology Officer in fiscal 2011. Mr. Vos submitted his resignation on April 7, 2012 and will remain in the Company’s employ until May 14, 2012.
8	Mr. Picchi left the Company on July 13, 2011.
9	Mr. Camino left the Company effective December 31, 2011.

Grants of Plan-Based Awards in Fiscal Year 2011

The following table sets forth information about grants made to our named executive officers in 2011 pursuant to our 2010 equity and non-equity incentive plans.

Name	Grant Date	Date Action Taken (1)	Threshold ($) (2)	Estimated Future Payouts Under Non-Equity Incentive Plan Wards Target ($) (3)	Maximum ($) (4)	Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards	All Other Option Awards: Number of Securities Underlying Option (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards
R. Blake Young	3/3/2011	3/3/2011	$180,000	$360,000	$720,000	—	—	—	19,310	$107,169	115,858	$5.55	$365,620
David Mathieson	5/31/2011	5/31/2011	$81,250	$162,500	$325,000	—	—	—	25,000	$87,500	75,000	$3.50	$149,392
Steven Moffitt	3/3/2011	3/3/2011	$87,500	$175,000	$350,000	—	—	—	3,765	$20,898	22,592	$5.55	$71,296
	3/3/2011	3/3/2011							19,310	$107,169
Matthew H. Smith	3/3/2011	3/3/2011	$56,250	$112,500	$225,000	—	—	—	5,650	$31,358	33,900	$5.55	$106,980
Arthur Vos IV (5)	3/3/2011	3/3/2011	$60,000	$120,000	$300,000				3,032	$16,825	18,190	$5.55	$57,402
Michael Picchi (6)	3/3/2011	3/3/2011	—	—	—	—	—	—	4,132	$22,934	24,794	$5.55	$78,243
	3/4/2011	3/4/2011									17,513	$5.71	$52,224
											70,052	$5.71	$220,279
Christopher Camino (7)	3/3/2011	3/3/2011	—	—	—	—	—	—	3,232	$17,940	19,395	$5.55	$61,205

(1)	Reflects the date on which the Compensation Committee was deemed to have taken action and officially granted awards and approved the incentive plans that were provided for under prior agreements or arrangements.
(2)	The amount reflects the compensation payable for the attainment of all threshold performance criteria under the executive officer’s 2011 incentive plan. Mr. Mathieson’s incentive opportunity for 2011 was established at the time he joined the Company.
(3)	The amount reflects the compensation payable if all target performance criteria established for the executive officer were met under the executive officer’s 2011 incentive plan.
(4)	The amount reflects the compensation payable if all maximum performance criteria established for the executive officer were met under the executive officer’s 2011 incentive plan. Mr. Vos’s payout was allowed above the maximum.
(5)	Mr. Vos submitted his resignation on April 7, 2012 and will remain in the Company’s employ until May 14, 2012.
(6)	Mr. Picchi left the Company on July 13, 2011.
(7)	Mr. Camino left the Company effective December 31, 2011.

Employment Agreements

Employment Agreement with CEO

On February 18, 2010, the Board of Directors appointed R. Blake Young as President and Chief Executive Officer of the Company. We entered into an employment agreement with Mr. Young in connection with his appointment as President and Chief Executive Officer. The agreement was effective as of February 18, 2010 and has a three year term, unless earlier terminated pursuant to the provisions of the agreement. Mr. Young’s employment agreement provides for an annual base salary of $450,000. For 2011 and 2012, Mr. Young’s base salary was established at $480,000, as approved by the Compensation Committee. Mr. Young will also have the opportunity to earn annual cash incentives and equity awards based on his achievement of performance criteria established by the Compensation Committee of the Board. In addition, Mr. Young may also participate in any benefit programs generally applicable to other employees of the Company. Mr. Young may terminate his employment at any time, upon providing thirty (30) days advance notice, either with or without Good Reason (as defined in the employment agreement). The Company has the right to terminate Mr. Young’s employment agreement with or without Cause (as defined in the employment agreement) and upon the occurrence of a Change in Control (as defined in the employment agreement). See the section entitled “Severance and Change in Control Payments” as contained in this proxy statement. The agreement contains confidentiality, non-solicitation, and non-compete provisions, similar to those found in the agreements with other executive officers.

Employment Agreements with Other Named Executive Officers

In 2011, we entered into an employment agreement with Mr. Mathieson upon his joining the Company. In 2010, we entered in employment agreements with Messrs. Camino and Moffitt upon their joining the Company. In addition, in 2009 we entered into employment agreements with Messrs Picchi, and Vos, which agreements were amended in September 2010 to bring them more in line with the agreements of other named executive officers. Each named executive officer’s agreements automatically renew for subsequent three-year terms accordingly, unless we or the named executive officer provides written notice within 90 days prior to the completion of the then-current term. Mr. Picchi left the Company on July 13, 2011. Mr. Camino left the Company effective December 31, 2011.

Base Salaries

The current Employment Agreements provide that Messrs Young, Mathieson, Moffitt, Smith and Vos receive an annual base salary of $480,000, $325,000, $350,000, $225,000 and $240,000, respectively. The agreements provide that each such executive officer is entitled to participate in equity and non-equity incentive programs that we may establish from time to time. Mr. Vos submitted his resignation on April 7, 2012.

Intellectual Property and Non-Compete Clauses

The employment agreements with each of Messrs Young, Mathieson, Moffitt, Smith and Vos require that the executive officer promptly disclose and assign any individual rights that he may have in any intellectual property (including inventions, concepts, designs, business opportunities, formulas, etc.) to the Company. Under a non-compete provision, the executive officers are prohibited from engaging in certain conduct for at least one year after the date of his termination. During this time, these executive officers are not permitted to solicit or sell products to any of our past or present customers, induce any customer to cease doing business with us, call on any of our employees with the intent of enticing them away from employment with the Company or enter into any business entity or venture that sells products or services that compete with, or are similar to, our products or services.

Severance and Change in Control Payments

Under the terms of our employment agreements with Messrs Young, Mathieson, Moffitt, Smith and Vos, the Company may be obligated to make severance payments following the termination of their employment. These benefits are described below under “Potential Post-Employment Payments and Payments on a Change in Control.”

In the event that any payments to which Messrs. Young, Mathieson, Moffitt, Smith and Vos become entitled would be deemed to constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, then such payments will be subject to reduction to the extent necessary to ensure that the executive officers receive only the greater benefit of receiving the amount of those payments which would constitute such a parachute payment or the amount which yields the executive officer the greatest after-tax amount of benefits after taking into account any excise tax imposed on the payments provided to the executive officer pursuant to the agreement (or on any other benefits to which the executive officer may be entitled in connection with a change in control or the subsequent termination of service) under Section 4999 of the Internal Revenue Code.

Potential Post-Employment Payments and Payments on a Change in Control

The following table presents, for each named executive officer, the potential post-employment payments and payments on a change in control and assumes that the triggering event took place on December 31, 2011. Set forth below the table is a description of certain post-employment arrangements with our named executive officers, including the severance benefits and change in control benefits to which they would be entitled under their employment agreements.

Named Executive Officer	Benefit	Severance Payable w/Cause or w/o Good Reason	Severance Payable w/o Cause or for Good Reason	Severance Payable After Change in Control	Death or Disability (5)		Other Post- Employment Payments
R. Blake Young	Severance (1)	$—	$960,000	$1,440,000		$—	$—
	Bonus (2)	$—	$720,000	$1,080,000		$—	$—
	Benefits (3)	$—	$19,323	$19,323		$—	$6,441
	Stock (4)	$—	$—	$140,251		$140,251	$—
David Mathieson	Severance (1)	$—	$325,000	$243,750		$—	$—
	Bonus (2)	$—	$—	$200,000	$		$—
	Benefits (3)	$—	$12,882	$19,323		$—	$—
	Stock (4)	$—	$—	$31,500		$31,500	$—
Steven Moffitt	Severance (1)	$—	$350,000	$525,000		$—	$—
	Bonus (2)	$—	$225,000	$337,500		$—	$—
	Benefits (3)	$—	$12,882	$19,323		$—	$—
	Stock (4)	$—	$—	$54,275		$54,275	$—
Matthew H. Smith	Severance (1)	$—	$225,000	$337,500		$—	$—
	Bonus (2)	$—	$145,000	$217,500		$—	$—
	Benefits (3)	$—	$12,882	$19,323		$—	$—
	Stock (4)	$—	$—	$20,013		$20,013	$—
Arthur Vos IV	Severance (1)	$—	$240,000	$360,000		$—	$—
	Bonus (2)	$—	$120,600	$180,900		$—	$—
	Benefits (3)	$—	$12,882	$19,323		$—	$—
	Stock (4)	$—	$—	$12,740		$12,740	$—
Michael D. Picchi	Severance (1)	$—	$—	$—		$—	$—
	Bonus (2)	$—	$—	$—		$—	$—
	Benefits (3)	$—	$—	$—		$—	$—
	Stock (4)	$—	$—	$—		$—	$—
Christopher Camino	Severance (1)	$—	$—	$—		$—	$—
	Bonus (2)	$—	$—	$—		$—	$—
	Benefits (3)	$—	$—	$—		$—	$—
	Stock (4)	$—	$—	$—		$—	$—

(1)	Under the terms of his employment agreement, Mr. Young is entitled to (i) any unpaid but earned salary, health benefits, vested stock options and vested restricted stock if he is terminated for cause or for good reason. In addition, Mr. Young is also entitled to severance payments equal to two times his annual base salary if he is terminated without cause or for good reason and three times his annual base salary if he is terminated within 24 months following a change in control. Amounts payable to each executive were estimated based on their annual base salaries as of December 31, 2011.
(2)	Mr. Young is entitled to severance payments equal to two times his target cash incentive if he is terminated without cause or for good reason and three times his target cash incentive if he is terminated within 24 months following a change in control. The other listed executives, except for Mr. Young, are entitled to severance bonus payments equal to their pro-rated prior year’s cash incentive payments if their employment is terminated without cause or for good reason prior to a change in control or due to a change in control. The severance payments were estimated by utilizing the actual cash award based on performance in 2010 and with the assumption the executive was terminated on December 31, 2011. Mr. Mathieson would receive a transactional bonus upon change in control or a strategic capital investment.
(3)	In the case of Mr. Young, he is entitled to payment of his health benefits pursuant to the applicable severance period for up to 18 months. Thereafter, the Company is required to pay Mr. Young a lump sum equal to six times the employer portion of the premiums for such health benefits. In the case of all other listed executives, each is entitled to payment of his/her health benefits for his/her applicable severance period. All executives are responsible for the portion of the benefits an active employee would pay.
(4)	Upon a termination without cause or for good reason within 12 months after a change of control, the restricted stock held by Messrs. Young, Mathieson, Moffitt, Smith and Vos shall immediately vest, and any stock options held at the time of such termination shall immediately vest and become exercisable. These amounts represent restricted stock and in-the money stock options that vest upon such event, at an assumed value of $1.26 per share, the closing price of our common stock on December 31, 2011. In addition, for each named executive officer, any termination by reason of death or disability shall not give rise to any severance payments, but all of his unvested stock options and restricted stock shall vest upon his death or disability as provided in, and subject to the provisions of the Company’s policies or applicable equity plans.
(5)	In the case of Mr. Young, he is entitled to payment of his health benefits pursuant to the applicable COBRA period for up to 18 months. Thereafter, the Company is required to pay Mr. Young a lump sum equal to six times the COBRA premiums for such medical benefits. In the case of Messrs. Mathieson, Moffitt, Smith and Vos, respectively, each is entitled to payment of his medical benefits pursuant to the applicable COBRA period for his applicable severance period. All executives are responsible for the portion of the benefits an active employee would pay.

Severance Benefits

CEO

If the employment of Mr. Young is terminated by the Company for Cause or by Mr. Young without Good Reason, he shall not be entitled to any severance payments, but shall only be entitled (i) any unpaid, but earned salary, medical benefits, vested restricted stock and vested stock options, (ii) any unpaid but earned vacation in accordance with Company policy then in effect and (iii) any incurred but unpaid ordinary and necessary and documented business expenses. If Mr. Young’s employment is terminated without Cause or for Good Reason, Mr. Young will be entitled to (i) any unpaid but earned salary, medical benefits, vested stock options and vested restricted stock; (ii) any unpaid but earned vacation, (iii) any incurred but unpaid ordinary and necessary business expenses and (iv) severance pay equal to two times his annual base salary and target cash incentive. Provided however, if Mr. Young’s termination occurs concurrently with or within twenty-four (24) months following a Change in Control (as defined in the employment agreement), the severance pay will be equal to three times his annual base salary and target cash incentive for the last completed calendar year prior to such termination. In addition, Mr. Young is entitled to the continuation of benefits under our standard employee benefit plan during the period that they are entitled to receive severance payments.

Other Named Executive Officers

Under the employment agreements with each of Messrs Mathieson, Moffitt, Smith and Vos we may be obligated to make severance payments following the termination of each executive officer’s employment if we terminate him without cause or he terminates his employment for good reason, subject to certain cure periods. The amount that each named executive officer is entitled to receive upon a termination of his employment by us without cause or by the executive officer with good reason is based on the executive officer’s base salary at the time of termination and his incentive compensation. Under the severance provisions of each executive officer’s employment agreement, they are each entitled to severance pay in the amount of 12 months of annual base salary plus an amount equal to the pro-rated amount of his non-equity incentive compensation for the prior year. In addition, the executive officers are entitled to the continuation of benefits under our standard employee benefit plan during the period that they are entitled to receive severance payments. However, if the employment of Messrs. Mathieson, Moffitt, Smith and Vos is terminated by us for Cause or by the executive officer without Good Reason, we are not obligated to make any severance payments to the executive officer.

“Cause” is defined under each employment agreement as:

•	the executive officer’s breach of a material provision of the agreement;

•	the executive officer’s material breach of any of our written policies or procedures;

•	the executive officer’s material non-compliance with a lawful direction given by our chief executive officer;

•	the executive officer’s inability to perform his duties for an uninterrupted period of 180 days;

•	fraud by the executive officer with respect to our business affairs;

•	the executive officer’s commission or plea of no contest to a felony or crime involving moral turpitude; and

•	alcohol abuse or illegal drug use by the executive officer.

“Good Reason” is defined under each employment agreement as:

•	the reduction of the executive officer’s salary or other material component of compensation under the agreement without the executive officer’s prior written consent; or

•	relocation of the executive officer to a location more than 75 miles from the location specified in his agreement without the executive officer’s prior written consent.

Change in Control Benefits

Pursuant to the employment agreements entered into with each of Messrs. Young, Mathieson, Moffitt, Smith and Vos, we may be required to make payments to them upon a change in control. A change of control will occur upon the occurrence of any of the following events that result in a majority of our Board of Directors prior to the event not constituting the majority of our Board of Directors immediately after the completion of the transaction:

•

any person (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner of our securities (excluding those securities acquired directly from us or our affiliates) representing 50% or more of the combined voting power of our then outstanding voting securities;

•

a merger or consolidation of us with any other corporation unless the voting securities of the Company outstanding immediately prior to the transaction continue to represent (either by remaining outstanding or being converted into voting securities of another entity) more than 50% of the combined voting power of the voting securities of the surviving or parent company; or

•

the consummation of an agreement for the sale or disposition by us of all or substantially all of our assets, other than to an entity where at least 50% of the combined voting power of the voting securities are owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale.

If a termination without Cause or by the executive officer with Good Reason occurs within 12 months after the occurrence of a Change in Control, then the executive officer will be entitled to severance payments equal to 18 months of his base salary plus 150% of his prior year’s non-equity incentive award. In addition, each executive officer will immediately be vested in all unvested stock options upon a Change in Control.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table reflects all outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date	FN	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (15)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (18)
R. Blake Young	12,500	—	—	$4.00	8/23/2013	1	—	—	—	—
	3,750	—	—	$8.00	10/17/2013	2	—	—	—	—
	2,349	—	—	$23.54	5/15/2014	3	—	—	—	—
	4,386	—	—	$13.68	5//7/2015	4	—	—	—	—
	161,000	207,000	—	$10.23	2/18//2017	5	92,000	—	—	—
	21,734	94,134	—	$5.55	3/3/2018	6	19,310	—	—	—

David Mathieson	9,375	65,625	—	$3.50	5/31/2018	7	25,000	—	—	—

Steven Moffitt	7,500	112,500	—	$8.96	7/1/2017	8	20,000	—	—	—
	4,236	18,356	—	$5.55	3/3/2018	6	19,310	—	—	—
						9	3,765	—	—	—

Matthew H. Smith	1,250	—	—	$4.00	6/20/2013	10	—	—	—	—
	7,353	—	—	$18.00	4/12/2014	11	—	—	—	—
	—	—	—	$19.06	2/12/2015	14	—	—	—	—
	12,821	756	—	$4.30	3/3/2016	13	3,108	—	—	—
	18,703	4,200	—	$10.39	3/4/2017	15	7,125	—	—	—
	6,356	27,544	—	$5.55	3/3/2018	6	5,650	—	—	—

Arthur Vos IV	9,235	—	—	$0.82	12/7/2012	17	—	—	—	—
	1,407	—	—	$4.00	8/23/2013	1	—	—	—	—
	3,516	—	—	$18.00	4/12/2014	11	—	—	—	—
	11,340	756	—	$12.40	3/10/2015	12	—	—	—	—
	9,240	4,200	—	$4.30	3/3/2016	13	2,240	—	—	—
	—	—	—	$19.06	2/12/2015	14	250	—	4,000	—
	7,410	9,527	—	$10.39	3/4/2017	15	2,823	—	—	—
	3,411	14,779	—	$5.55	3/3/2018	6	3,032	—	—	—

Michael Picchi	5,146	—	—	$18.00	4/12/2014	11	—	—	—	—
	16,143	—	—	$12.40	3/10/2015	12	—	—	—	—
	24,026	—	—	$4.30	3/3/2016	13	—	—	—	—
	15,268	—	—	$10.39	3/4/2017	15	—	—	—	—
	1,550	—	—	$5.55	3/3/2018	6	—	—	—	—

Christopher Camino	56,250	—	—	$8.70	6/14/2017	16	—	—	—	—
	3,636	—	—	$5.55	3/3/2018	6	—	—		—

I-36

1	These options are fully vested and will expire on August 23, 2013.
2	These options are fully vested and will expire on October 17, 2013.
3	These options are fully vested and will expire on May 15, 2014
4	These options are fully vested and will expire on May 7, 2015.
5	Options vest one-sixteenth each quarter over four years commencing on May 18, 2010 with the final installment vesting on February 18, 2014. Restricted shares vest in two installments, 50% on February 18, 2012 and 50% on February 18, 2013.
6	Options vest one-sixteenth each quarter over four years commencing on June 3, 2011 with the final installment vesting on March 3, 2018. Restricted shares vest and the repurchase right shall lapse with respect to such shares on March 3, 2014.
7	Options vest one sixteenth each quarter over four years commencing on August 31, 2011 with the final installment vesting on May 31, 2018. Restricted shares vest and the repurchase right shall lapse with respect to such shares on May 31, 2014.
8	Options vests one sixteenth each quarter over four years commencing on October 1, 2010 with the final installment vesting on July 1, 2014. Restricted shares granted on July 1, 2010 and remains subject to a repurchase right in the Company until July 1, 2013.
9	Restricted shares granted on March 3, 2011 and remains subject to a repurchase right in the Company until March 3, 2014.
10	These options are fully vested and will expire on June 20, 2013.
11	These options are fully vested and will expire on April 12, 2014.
12	Options vest one sixteenth each quarter over four years commencing on June 10, 2008 with the final installment vesting on March 10, 2012.
13	Options vest one sixteenth each quarter over four years commencing on June 3, 2009 with the final installment vesting on March 3, 2012.
14	Restricted shares granted with service and market conditions that included three components: (a) a performance incentive, representing 60% of the total value of each grant, that measures the performance of Comverge’s stock against the performance of a peer group over a three-year period (the “Performance Grant”); (b) a timed-based retention incentive, representing 20% of the total value of each grant, to encourage recipients to continue their service with Comverge; and (c) a stock price incentive, representing 20% of the total value of each grant, tied to the Company’s stock price achieving certain target prices over time (the “Price Grant”). The portion of a recipient’s grant represented by the Performance Grant were forfeited on February 11, 2011 as the shares did not vest in proportion to the performance of Comverge’s stock price as compared to the performance of an index of the stock prices of a peer group for the three-year period since granted. The portion of a recipient’s grant represented by the Price Grant was also forfeited on February 12, 2012 as the shares did not vest in proportion to the performance of Comverge’s stock price which did not sustain the vesting parameters of a stock price equal to or greater than $30, $35, $40 and $45 per share, each for a separate continuous 30-day period.
15	Options vest one sixteenth each quarter over four years commencing on June 4, 2010 with the final installment vesting on March 4, 2014. Restricted shares granted on March 4, 2010 but remains subject to a repurchase right by the Company until March 4, 2013.
16	Options vests one sixteenth each quarter over four years commencing on September 14, 2010. Mr. Camino left the Company on December 31, 2011. As such all of vested options will expire on December 31, 2012 in accordance with the terms of the Company’s Long-term Incentive Plan, as amended.
17	These options are fully vested and will expire on December 7, 2012.
18	The market price of the Company’s Common Stock on December 30, 2011 was $1.26.

Option Exercises and Stock Vested in 2011

The following table reflects the stock options exercised by and restricted stock vested to our named executive officers during fiscal 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($) (2)
R. Blake Young	—	$—	—	$—
David Mathieson	—	$—	—	$—
Steven Moffitt	—	$—	—	$—
Matthew H. Smith	—	$—	3,500	$10,428
Arthur Vos	—	$—	3,016	$13,977
Michael D. Picchi	—	$—	4,436	$22,957
Christopher Camino	—	$—	—	$—

(1)	The value realized on exercise of option awards is computed by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.
(2)	The value realized on vesting of stock awards is computed by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

401(k) Plan

Effective January 1, 2009, the Company maintains the Comverge, Inc. 401(k) Plan (the “401(k) Plan”). The 401(k) plan is intended to be a tax-qualified plan under Section 401 of the Internal Revenue Code of 1986, as amended and covers all of our employees who have completed at least 6 months of service. Under the 401(k) Plan, each eligible employee may elect to contribute up to a maximum of 90% of pre-tax compensation, not exceeding $17,000 ($22,500 with catch-up) for the 2012 calendar year. We make contributions on behalf of eligible employees in an amount up to three percent (3%, through a 1/2% match for the first 6% of the employee’s contributions). All employee and employer contributions to the 401(k) Plan are 100% vested upon contribution. Distribution of accrued benefits normally can commence upon the participants reaching age 59 1/2 (or earlier if, upon the participant’s death or disability).

Indemnification Agreements

We have entered into indemnification agreements with all of our directors and executive officers under which we have agreed to indemnify such persons against all direct and indirect costs of any type or nature whatsoever (including attorneys’ fees) incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons are indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements also provide for the advancement of expenses to these directors and officers in connection with any such suit or proceeding.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the “Compensation Discussion and Analysis” contained in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and in our 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2012.

Respectfully submitted,

COMPENSATION COMMITTEE MEMBERS:

Nora Mead Brownell, former member and Chairman (until February 27, 2012)

David R. Kuzma, current Chairman (effective February 27, 2012)

Alec G. Dreyer

John T. McCarter

A. Laurence Jones (effective February 27, 2012)

COMPENSATION COMMITTEE INTERLOCKS

AND INSIDER PARTICIPATION

The members of the Compensation Committee of our Board of Directors for 2011 were Messrs. Dreyer and McCarter and Ms. Brownell. There are no members of the Compensation Committee who were officers or employees of Comverge or any of our subsidiaries during 2011, were formerly officers of Comverge, or had any relationship otherwise requiring disclosure hereunder. None of our executive officers served as a director or as a member of the Compensation Committee (or other committee serving an equivalent function) of any other entity that has an executive officer serving as a director or as a member of our Board’s Compensation Committee during 2011.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the Board of Directors or Compensation Committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of March 31, 2012, by each entity or person who is known to beneficially own 5% or more of our common stock, each of our current directors, each director nominee and each Named Executive Officer identified in the “Summary Compensation Table” contained in this proxy statement and all of our current directors and current executive officers as a group.

	Shares Beneficially Owned
Names and Address of Beneficial Owner	Number	Percent
5% Stockholders:
EnerTech Capital Partners II, LP (1)	1,520,654	5.5%
ECP II Interfund L.P. (2)	58,007	*
EnerTech Capital Holding Company, LP (3)	2,018	*
Artis Capital Management, L.P. (4)	1,904,605	6.9%
Ardsley Advisory Partners (5)	1,602,800	5.8%
Stephens Investment Management, Inc. (6)	2,418,443	8.8%
S Squared Technology LLC (7)	2,212,300	8.0%
Raging Capital Management LLC (8)	3,265,411	11.9%
Grace Bay Holdings II, LLC (9)	2,747,252	10.0%
Named Executive Officers, and Directors:
R. Blake Young (10)	552,544	2.0%
David Mathieson (11)	89,887	*
Steven Moffitt (12)	149,397	*
Teresa Naylor (13)	36,691	*
Matthew H. Smith (14)	115,233	*
Arthur Vos IV (15)	148,400	*
David Ellis (16)	76,551	*
George Hunt (17)	80,061	*
Michael D. Picchi (18)	155,179	*
Christopher Camino (19)	59,886	*
Nora Mead Brownell (20)	71,030	*
Alec G. Dreyer (21)	54,722	*
Larry Jones (22)	50,015	*
John T. McCarter (23)	31,796	*
Joseph O’Donnell (24)	47,515	*
John S. Rego (25)	31,796	*
Rudolph J. Hoefling (26)	59,610	*
David R. Kuzma (27)	59,610	*
James J. Moore, Jr. (28)	59,610	*
All current directors and executive officers as a group (18) persons) (29)	1,779,479	6.5%

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.
(1)	Former Board member, Scott Ungerer, together with ECP II Management L.P., the general partner of EnerTech Capital Partners II L.P. (“ECP II LP”), ECP II Management LLC, the general partner of ECP II Management L.P., and William G. Kingsley, Robert Keith, Jr. and Mark J. DeNino, the other members of the executive board of ECP II Management, LLC, may be deemed to share dispositive and voting power over the shares held by ECP II LP. Mr. Ungerer disclaims beneficial ownership of shares held by ECP II LP except to the extent of any pecuniary interest therein. The address for ECP II LP is 625 W. Ridge Avenue, Bldg. D, Suite 105, Conshohocken, Pennsylvania 19428.

(2)	Former Board member, Scott Ungerer, together with ECP II Management LLC, the general partner of ECP II Interfund LP (“ECP II Interfund”), and William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the other members of the executive board of ECP II Management LLC, may be deemed to share dispositive and voting power over the shares held by ECP II Interfund. Mr. Ungerer disclaims beneficial ownership of shares held by ECP II Interfund, except to the extent of any pecuniary interest therein. The address for ECP II Interfund is 625 W. Ridge Avenue, Bldg. D, Suite 105, Conshohocken, Pennsylvania 19428.
(3)	Former Board member, Scott Ungerer, together with EnerTech Capital Holding Company Manager LLC, the general partner of EnerTech Capital Holding Company, LP (“ECHC”), and William G. Kingsley, the other members of the executive board of EnerTech Capital Holding Company Manager LLC, may be deemed to share dispositive and voting power over the shares held by ECHC. Mr. Ungerer disclaims beneficial ownership of shares held by ECHC, except to the extent of any pecuniary interest therein. The address for ECHC is 625 W. Ridge Avenue, Bldg. D, Suite 105, Conshohocken, Pennsylvania 19428.
(4)	This information was provided pursuant to a Schedule 13G filed with the SEC on January 10, 2012 by Artis Capital Management, L.P., Artis Capital Management, Inc. and Stuart L. Peterson. (“Filers”), who claim shared voting and shared dispositive power with respect to 1,904,605 shares of common stock at December 31, 2011. The Filers filed the Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group and of the shares, except to the extent of that’s person’s pecuniary interest therein. Artis Capital Management, L.P. is a registered investment advisor and is the investment adviser of investment funds that hold the Stock for the benefit of the investors in those funds. Artis Capital Management Inc. is the general partner of Artis Capital Management, L.P. Mr. Peterson is the president of Artis Capital Management, Inc. and the controlling owner of Artis Capital Management, L.P. and Artis Capital Management Inc. The address of the Filers is located at One Market Plaza, Steuart Street Tower, Suite 2700, San Francisco, CA 94105.
(5)	This information was provided pursuant to a Schedule 13F filed with the SEC on February 14, 2011 by Ardsley Advisory Partners and certain of its affiliates (“Ardsley”). Ardsley claims shared voting power with respect to 1,602,800 shares of common stock at March 1, 2012. The address of Ardsley is 262 Harbor Drive, 4t Floor, Stamford, CT 06902.
(6)	This information was provided pursuant to a Schedule 13G filed with the SEC on February 14, 2012 by Stephens Investment Management, Inc. Stephens Investment Management, Inc. claims sole voting power with respect to 2,418,443 shares of common stock at December 31, 2011. The address of Stephens Investment Management, Inc. is One Ferry Building, Suite 255, San Francisco, CA 94111.
(7)	This information was provided pursuant to a Schedule 13G filed with the SEC on February 14, 2012 by S Squared Technology LLC. S Squared Technology LLC claims sole voting power with respect to 2,212,300 shares of common stock at December 31, 2011. The address of S Squared Technology LLC is 414 Madison Avenue, New York, NY 10022.
(8)	This information was provided pursuant to a Schedule 13D filed with the SEC on March 28, 2012 by Raging Capital Management, LLC and its affiliates. Raging Capital Management, LLC and its affiliates claims shared voting power and shared dispositive power with respect to 3,265,411 shares of common stock at March 19, 2012. The address of Raging Capital Management, LLC is c/o Steven Wolosky, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022.
(9)	This information was provided pursuant to a Schedule 13D filed with the SEC on February 27, 2012 by Grace Bay Holdings II, LLC. Grace Bay Holdings II, LLC claims shared voting power and shared dispositive power with respect to 2,747,252 shares of common stock at February 24, 2012 upon conversion of the convertible note they hold pursuant to the loan and security agreement with the Company. The address of Grace Bay Holdings II, LLC, is c/o H.I.G. Capital, LLC, 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131.
(10)	Includes 235,949 shares issuable to Mr. Young upon exercise of options that are or will become exercisable within 60 days.
(11)	Includes 16,887 shares issuable to Mr. Mathieson upon exercise of options that are or will become exercisable within 60 days.

(12)	Includes 50,648 shares issuable to Mr. Moffitt upon exercise of options that are or will become exercisable within 60 days.
(13)	Includes 10,839 shares issuable to Ms. Naylor upon exercise of options that are or will become exercisable within 60 days.
(14)	Includes 64,628 shares issuable to Mr. Smith upon exercise of options that are or will become exercisable within 60 days.
(15)	Includes 55,401 shares issuable to Mr. Vos upon exercise of options that are or will become exercisable within 60 days.
(16)	Includes 46,558 shares issuable to Mr. Ellis upon exercise of options that are or will become exercisable within 60 days.
(17)	Includes 46,463 shares issuable to Mr. Hunt upon exercise of options that are or will become exercisable within 60 days.
(18)	Includes 64,607 shares issuable to Mr. Picchi upon exercise of options that are or will become exercisable within 60 days. As of March 31, 2012, none of the Options had an exercise price less than the Offer Price; therefore, based on the Offer Price
(19)	Includes 59,886 shares issuable to Mr. Camino upon exercise of options that are or will become exercisable within 60 days. As of March 31, 2012, none of the Options had an exercise price less than the Offer Price; therefore, based on the Offer Price
(20)	Includes 21,445 shares issuable to Ms. Brownell upon exercise of options that are or will become exercisable within 60 days.
(21)	Includes 13,684 shares issuable to Mr. Dreyer upon exercise of options that are or will become exercisable within 60 days.
(22)	Includes 12,775 shares issuable to Mr. Jones upon exercise of options that are or will become exercisable within 60 days.
(23)	Does not include any shares issuable to Mr. McCarter upon exercise of options that are or will become exercisable within 60 days.
(24)	Includes 12,775 shares issuable to Mr. O’Donnell upon exercise of options that are or will become exercisable within 60 days.
(25)	Does not include any shares issuable to Mr. Rego upon exercise of options that are or will become exercisable within 60 days.
(26)	Does not include any shares issuable to Mr. Hoefling upon exercise of options that are or will become exercisable within 60 days.
(27)	Does not include any shares issuable to Mr. Kuzma upon exercise of options that are or will become exercisable within 60 days.
(28)	Does not include any shares issuable to Mr. Moore upon exercise of options that are or will become exercisable within 60 days.
(29)	Includes 715,546 shares issuable to our executive officers and directors as a group, upon exercise of options that are or will become exercisable within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and any person or entity that owns more than ten percent of our common stock, to file with the Securities and Exchange Commission certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than ten percent of our outstanding common stock are required by the Securities and Exchange Commission to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our executive officers and directors based on the information provided by them.

Based upon (i) the copies of Section 16(a) reports that we received with respect to reporting persons for their 2011 fiscal year transactions and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed for them for the 2011 fiscal year, we believe that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors and ten-percent beneficial owners for such fiscal year, except that a Form 4 filed on behalf of a Board member, Joseph O’Donnell, was filed on February 1, 2011, instead of January 28, 2011.

DIRECTOR COMPENSATION

To compare our director compensation program with market practices, in 2011, our Compensation Committee reviewed benchmarking data provided to them by PM&P, the Committee’s compensation consultant. In late December 2011, the Compensation Committee requested a review of the Company’s peer group based on stockholders’ feedback. PM&P derived the benchmarking data from the new peer group, as described above. The companies selected in the new 2012 compensation peer group are generally comparable in size to Comverge with respect to revenues, market capitalization, businesses and/or number of employees. Based on the new peer group data and in accordance with the Company Board’s agreement with Ardsley, on March 7, 2012, the Committee adopted a new policy on board compensation. In accordance with this policy beginning in April 2012 non-employee directors receive an annual cash retainer of $40,000 (paid in quarterly installments) and an additional annual cash retainer of $10,000 (paid in quarterly installments) for each of the Compensation and Nominating/Corporate Governance Committee chair position held. In addition, the Audit Committee chair will receive an additional annual cash retainer of $20,000 and the Chairman of the Board position will receive an annual cash retainer of $30,000. The annual cash retainers are pro-rated contingent upon the effective date for newly appointed Board members and the number of meetings remaining in the fiscal year. We reimburse all of our directors for all reasonable out-of-pocket expenses incurred for attending meetings of our Board of Directors and committees. Directors who also served as employees of the Company received no additional compensation for serving on our Board of Directors. In addition, in fiscal year 2010, the Board adopted a director education policy to encourage continuing director education and which provides each director with a stipend of up to $2,500, plus reasonable out-of-pocket expenses for attending board education and training programs annually.

Under our current director compensation policy as described above, grants of equity awards are made pursuant to a plan approved by our Board of Directors that provides that each non-employee director be awarded annual equity grants with an estimated aggregate value of $85,000 in the form of restricted common stock. The restricted stock is awarded on the date of our annual stockholders’ meeting, except for a director whose term is expiring and is not standing for re-election. The number of shares of restricted common stock granted is determined by dividing $85,000 by the volume-weighted average stock price in the last sixty days of trading of the Company’s common stock as reported on the Nasdaq Global Market on the date of grant. The restricted stock typically vest in one fourth increments per quarter over one year. The Board has not granted any awards thus far for 2012.

In addition to the above, under current director compensation policy as described above, for each new director appointed or elected to our Board of Directors, a one-time equity grant of restricted common stock and/or options to purchase our common stock is awarded with an estimated aggregate value of $80,000, with the number of shares determined based on the volume-weighted average price of our common stock as quoted on the Nasdaq Global Market over the last 60 days prior to the director’s appointment or election. This one-time equity grant is made on the date of the new director’s election or appointment to our Company Board. As part of the agreement with Ardsley, on February 27, 2012, the Company Board appointed three directors nominated by Ardsley, temporarily increasing the size of the Board from eight to ten directors. Immediately following the 2012 Annual Meeting, the Company Board will decrease in size to a total of 9 members. The reconstituted Company Board includes three new members: David R. Kuzma; James J. Moore; and Rudolf J. Hoefling. Former Company Board member, Mr. Scott Ungerer stepped down from the Board, and Joseph O’Donnell notified the Board that he does not intend to stand for re-election at the 2012 Annual Meeting. Also under the terms of the agreement, Mr. Kuzma joined the Company Board’s Compensation Committee as its Chairman, Mr. Moore joined the Company Board’s Nominating and Corporate Governance and Strategy Committees and Mr. Hoefling joined the Company Board’s Audit and Nominating and Corporate Governance Committees.

Stock Ownership Requirements

In 2011, our Nominating and Corporate Governance Committee undertook a review and revision of the stock ownership guidelines to bring it in line with current marketplace practice. The Committee revised the guidelines effective August 17, 201. However, as currently established at December 31, 2011, the multiple for targeted stock ownership requirements under our new stock ownership guidelines for our directors is three times annual cash retainer. Based on the new guidelines, at December 31, 2011, none of our directors have achieved the stock ownership guidelines due to a declining stock price. Each director has five years from the date they become subject to the guidelines to meet the guidelines. Stock that counts towards satisfaction of the guidelines includes the following:

•	Shares acquired upon stock option exercises;

•	Shares owned outright by the executive;

•	Restricted shares issued to the executive, whether or not vested, assuming the restriction is based on time-based vesting, i.e., performance-based vesting is not included;

•	Shares attributable to an executive’s vested account balance in any savings or retirement plan, deferred compensation plan, etc.; and

•	Shares owned directly through a brokerage account, including restricted shares but excluding restricted shares that are subject to achievement of performance goals;

Until in compliance with the guidelines, directors are prohibited from disposing of their shares except for purposes of offsetting taxes. In addition, if not in compliance after the initial compliance period, directors shall receive up to fifty percent (50%) of their cash retainer in the form of equity to count towards achieving the guidelines.

Director Compensation for the 2011 Fiscal Year

The following table sets forth the aggregate compensation awarded to, earned by or paid to our directors during fiscal 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation	Change in Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Nora Mead Brownell (3)	$100,000	$86,009	—	—	—	—	$186,009
Alec G. Dreyer (4)	$117,500	$86,009	—	—	—	—	$203,509
A. Laurence Jones (5)	$70,000	$86,009	—	—	—	—	$156,009
John McCarter (6)	$70,000	$86,009	—	—	—	—	$156,009
Joseph O’Donnell (7)	$85,000	$86,009	—	—	—	—	$171,009
John Rego (8)	$77,500	$86,009	—	—	—	—	$163,509
Scott Ungerer (9)	$70,000	$86,009	—	—	—	—	$156,009
Rudolf J. Hoefling (10)	—	—	—	—	—	—	—
David R. Kuzma (10)	—	—	—	—	—	—	—
James J. Moore, Jr. (10)	—	—	—	—	—	—	—

(1)	For 2011, stock awards have been calculated to show the aggregate grant date fair value of awards computed in accordance with FASB Accounting Standards Codification Topic 718. For additional discussion of assumptions made in the valuation, see “Note 15—Stock Based Compensation” to our audited financial statements for the year ended December 31, 2011 as contained in our 2011 Annual Report on Form 10-K.
(2)	For 2011, stock options have been calculated to show the aggregate grant date fair value of awards computed in accordance with FASB Accounting Standards Codification Topic 718. For additional discussion of assumptions made in the valuation, see “Note 15—Stock Based Compensation” to our audited financial statements for the year ended December 31, 2011 as contained in our 2011 Annual Report on Form 10-K.
(3)	Fees earned by Ms. Brownell in 2011 included the following: i) cash retainer of $70,000 and (ii) retainer of $30,000 as chairperson of our Compensation and Regulatory Committees. For Ms. Brownell, stock awards reflect the value of 22,340 shares of restricted stock granted on May 10, 2011.

(4)	Fees earned by Mr. Dreyer in 2011 included the following: i) cash retainer of $110,000 as Chairman of our Board of Directors and ii) retainer of $7,500 for two quarters as Chairman of our Audit Committee. For Mr. Dreyer, stock awards reflect the value of 22,340 shares of restricted stock granted on May 10, 2011.
(5)	Fees earned by Mr. Jones in 2011 included a cash retainer of $70,000. For Mr. Jones, stock awards reflect the value of 22,340 shares of restricted stock granted on May 10, 2011.
(6)	Fees earned by Mr. McCarter in 2011 included a cash retainer of $70,000. For Mr. McCarter, stock awards reflect the value of 9,456 shares of restricted stock granted on May 10, 2011.
(7)	Fees earned by Mr. O’Donnell: i) cash retainer of $70,000 and ii) retainer of $15,000 as Chairman of our Nominating and Corporate Governance Committee. For Mr. O’Donnell, stock awards reflect the value of 22,340 shares of restricted stock granted on May 10, 2011.
(8)	Fees earned by Mr. Rego in 2011 included the following: i) a cash retainer of $70,000 and ii) retainer of $7,500 for two quarters as Chairman of our Audit Committee. For Mr. Rego, stock awards reflect the value of 22,340 shares of restricted stock granted on May 10, 2011.
(9)	Fees earned by Mr. Ungerer in 2011 included a cash retainer of $70,000. For Mr. Ungerer, stock awards reflect the value of 22,340 shares of restricted stock granted on May 10, 2011.
(10)	Messrs. Hoefling, Kuzma and Moore joined the Board on February 27, 2012.

TRANSACTIONS WITH RELATED PERSONS

Review, Approval or Ratification of Transactions with Related Persons

The Company’s Code of Business Conduct and Ethics requires that all employees and directors avoid conflicts of interest that interfere with the performance of their duties or are not in the best interests of the Company.

In addition, pursuant to its written charter, the Audit Committee reviews and approves all related party transactions between the Company, its executive officers and directors, beneficial owners of five percent or greater of the Company’s securities, and all other related persons as specified under Item 404 of Regulation S-K promulgated by the SEC after examining each such transaction for potential conflicts of interests and other improprieties.

Transactions with Related Persons

The Company did not enter into any related party transactions during fiscal year 2011.

LEGAL PROCEEDINGS

For information about certain legal proceedings in which we are involved in “Part II, Item 8—Financial Statements and Supplementary Data—Note 12” of our annual report on Form 10-K, filed on March 15, 2012.

In addition to the matters disclosed in Note 12, we are a party to various investigations, lawsuits, arbitrations, claims and other legal proceedings that arise in the ordinary course of our business, and, based on information available to us, we do not believe at this time that any such additional proceedings will individually, or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations. For further information on the risks we face from existing and future investigations, lawsuits, arbitrations, claims and other legal proceedings, please see “Part I, Item 1A—Risk Factors” of our most recent annual report on Form 10-K.

ANNEX II

March 24, 2012

The Strategy Committee of the Board of Directors of Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, GA 30092

Attn: John McCarter

Dear Members of the Strategy Committee:

We understand that Comverge, Inc. (the “Company”) is considering a proposal to enter into an Agreement and Plan of Merger (the “Agreement”) with H.I.G. Capital, LLC (“H.I.G.”) and/or one of its affiliates (collectively, the “Acquiror”), a wholly-owned subsidiary of the Acquiror (“Merger Sub”), and the Company, pursuant to which, among other things, (a) Merger Sub will commence a tender offer for any and all of the shares of the outstanding common stock, par value $0.001 per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $1.75 per share in cash (the “Consideration”), and (b) subsequent to consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each share of Company Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror. We further understand that concurrent with the entry into the Agreement and certain related transaction documents described below, the Company will receive the proceeds of a related financing, pursuant to which the Company will receive approximately $12 million from H.I.G. or one or more of its affiliates (the “New Financing”).

The Strategy Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock other than (a) the Acquiror, Merger Sub, and their respective affiliates, and (b) any stockholders of the Company, and their respective affiliates, who will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the Transaction (the “Unaffiliated Stockholders”), in the Transaction is fair to them from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	the draft dated March 23, 2012 of the Agreement;

b.	the draft dated March 22, 2012 of the Note Purchase and Security Agreement to be entered into by the parties named therein (the “Note Purchase Agreement”);

c.	the draft dated March 21, 2012 of the Waiver, Forbearance Agreement and Consent to be entered into by the parties named therein (the “Waiver,” and together with the Agreement and the Note Purchase Agreement, the “Transaction Documents”);

3455 Peachtree Road NE, Ste 2000 — 20th Floor — Atlanta, Georgia 30326 — Tel 404.495.7000 — Fax 404.495.9545 — www.HL.com

Broker/dealer services through Houlihan Lokey Capital, Inc. Investment advisory services through Houlihan Lokey Financial Advisors, Inc.

d.	the Loan and Security Agreement by and among the Company, its subsidiaries and Partners for Growth II, LP, dated November 5, 2010 (as assigned to Grace Bay Holdings II, LLC, an affiliate of H.I.G. (“Grace”)) as modified, amended and restated (collectively, the “Grace Bay Loan Agreement”); and

e.	the Loan and Security Agreement by and among the Company, Silicon Valley Bank and such other parties as named therein, as modified, amended and restated (collectively, the “SVB Loan Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (a) financial projections prepared by the management of the Company relating to the Company for the years ending 2012 through 2017, which assume a reorganization of the Company under Chapter 11 of the United States Bankruptcy Code and receipt by the Company of Debtor in Possession financing (the “Financial Projections”), and (b) a liquidity review performed by the management of the Company in order to determine projected monthly cash balances for the year ended December 31, 2012 (the “Liquidity Review”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition, liquidity and prospects of the Company, the Transaction and related matters, including, but not limited to, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the Company’s financial condition, liquidity and prospects, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

As you are aware, the management of the Company has advised us, and we have relied upon such advice, that (a) the independent auditors of the Company’s audited financial statements for the year ended December 31, 2011 have raised substantial doubt as to the Company’s ability to continue to operate as a going concern; (b) the Company is out of compliance with respect to certain covenants of the Grace Bay Loan Agreement and the SVB Loan Agreement; (c) the Company currently is experiencing difficulty in obtaining required letters of credit, bid bonds or performance bonds to secure the Company’s performance under customer contracts or open-market programs; (d) Grace has advised the Company that, absent the execution of the Transaction Documents and consummation of the New Financing, Grace (i) is unwilling to provide additional credit or other financial support to the Company; (ii) is unwilling to defer or provide forbearance with respect to the debt owed under the Grace Bay Loan Agreement; (iii) is likely to declare a default under the Grace Bay Loan Agreement with respect to the Company’s noncompliance with certain covenants thereunder; and (iv) would have the ability to and may elect to accelerate amortization of the notes it holds under the Grace Bay Loan Agreement if such a default is declared; and (e) even in the absence of default under the Grace Bay Loan Agreement and the SVB Loan Agreement, the Company believes that if the Company does not enter into the Transaction Documents and consummate the New Financing, (i) the Company’s financial and operational viability will be uncertain, and there is a substantial doubt about the Company’s ability to continue as a going concern; (ii) such impairment would reasonably be expected to result in a voluntary or involuntary bankruptcy filing of the Company; and (iii) as a result of entry into bankruptcy, the holders of Company Common Stock would likely receive less value than the Consideration anticipated to be received in connection with the Transaction.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Financial Projections reviewed by us has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. Management of the Company has advised us, and we have assumed, that the Liquidity Review reviewed by us has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. The Company informed us that the Financial Projections reflect the best estimates of management of the Company’s financial performance should the Company not enter into the Transaction and the New Financing. The Company further informed us that it is unable to secure any other financing at this time from any source other than as contemplated by the Transaction and the New Financing. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. The Company provided alternative financial projections and other forward-looking information to Houlihan Lokey and others, but these alternative financial projections and forward-looking information were determined by the Company to not be relevant at this point in time given the Company’s current financial condition and prospects, and were therefore not used in any analysis nor relied upon by Houlihan Lokey.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction Documents and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Transaction Documents and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Transaction Documents and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of each of the Transaction Documents will not differ in any respect from the draft of each of the Transaction Documents identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. Although we reviewed the Liquidity Review prepared by the Company’s management, we did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, except if requested by the Committee, participating in any negotiations between the Committee and third parties with respect to a transaction different from those contemplated under the Transaction Documents and the consummation of the New Financing, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, H.I.G. or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to H.I.G. and the private equity and investment funds affiliated or associated therewith and the portfolio companies thereof (collectively, the “H.I.G. Group”) and/or certain of its affiliates or security holders, for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, having provided certain valuation advisory and financial opinion services to the H.I.G. Group and/or certain of its affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the H.I.G. Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by H.I.G., other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the H.I.G. Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the H.I.G. Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. We may be requested, in accordance with the Agreement, to solicit third party indications of interest in acquiring all or any part of the Company for a prescribed period following the execution of the Agreement, subject to the terms, conditions and procedures set forth therein. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. As you are aware, the Company may have greater value to a party with access to sufficient capital to fund the future business and operations of the Company. This Opinion only addresses whether the Consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction is fair to them from a financial point of view, given the Company’s current financial condition and prospects as provided by and reviewed and discussed with management of the Company and does not address whether the Consideration is the highest price reasonably obtainable for the capital stock or assets of the Company or the value of the Company to a party with access to sufficient capital to fund the future business and operations of the Company. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction or otherwise. You have made us aware of (i) preliminary, contingent and non-binding expressions of interest received by the Committee from a certain third party relating to the acquisition of the Company and (ii) a letter from a current stockholder that expresses a preliminary, non-binding interest in exploring or possibly participating in some form of financing of the Company. At your direction, we have disregarded each of such preliminary, contingent and non-binding expressions of interest for purposes of our analyses in connection with this Opinion. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

Annex III

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision,

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the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated April 11, 2012.* †

(a)(2)	Form of Letter of Transmittal (including Substitute Form W-9).* †

(a)(3)	Form of Notice of Guaranteed Delivery.* †

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. * †

(a)(6)	Form of Summary Advertisement as published on April 11, 2012 in The New York Times.*

(a)(7)	Press Release dated March 26, 2012 of the Company regarding execution of the Agreement and Plan of Merger (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D-9C by the Company on March 26, 2012).

(a)(8)	Joint Press Release issued by H.I.G. Capital, LLC and the Company on April 11, 2012 regarding the launch of the Offer.

(a)(9)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). †

(a)(10)	Opinion of Houlihan Lokey dated March 24, 2012 (incorporated by reference to Annex II attached to this Schedule 14D-9). †

(a)(11)	Letter dated April 11, 2012 to the Company’s stockholders. †

(a)(12)	Complaint filed March 29, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Stourbridge Investments LLC v. Dreyer et al.

(a)(13)	Complaint filed March 29, 2012 in the Court of Chancery of the State of Delaware, captioned Schultz v. Young et al.

(a)(14)	Complaint filed March 30, 2012 in the Court of Chancery of the State of Delaware, captioned Somlinga v. Dreyer et al.

(a)(15)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Walker v. Comverge, Inc. et al.

(a)(16)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Kanakamedala v. Young et al.

(a)(17)	Complaint filed April 2, 2012 in the Court of Chancery of the State of Delaware, captioned Cohen v. Young et al.

(a)(18)	Complaint filed April 3, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Cunningham v. Comverge, Inc. et al.

(e)(1)	Agreement and Plan of Merger, dated as March 26, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(2)	Amendment No. 1 dated April 5, 2012 to the Agreement and Plan of Merger, dated as March 26, 2012, by and among Parent, Purchaser and the Company.

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Exhibit No.	Description
(e)(3)	Note Purchase Agreement dated as of March 26, 2012, by and among Parent, the Company and certain of the Company’s subsidiaries set forth therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(4)	Forbearance and Sixth Amendment Agreement dated as of March 26, 2012, by and among the Company, Silicon Valley Bank and the subsidiaries of the Company named therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(5)	Forbearance Agreement dated as of March 26, 2012, by and among the Company, Grace Bay Holdings II, LLC and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(6)	Forbearance Agreement dated as of March 26, 2012, by and among the Company, Peak Holding Corp. and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 26, 2012).

(e)(7)	Modification, dated April 3, 2012, to the Loan and Security Agreement between the Company and Grace Bay Holdings II, LLC

(e)(8)	Amended and Restated Comverge, Inc. 2006 Long Term Incentive Plan, effective March 24, 2008 (incorporated by reference to the Company’s Definitive 14A Proxy Statement filed on April 7, 2008).

(e)(9)	Exclusivity Agreement, dated as of January 26, 2012, by and between Comverge, Inc. and H.I.G. Middle Market LLC.*

(e)(10)	Non-Disclosure Agreement, dated as of November 15, 2011 by and between the Company and H.I.G. Middle Market, LLC.*

*	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on April 11, 2012.

†	Included in materials mailed to stockholders of the Company.

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Financial Advisor, Houlihan Lokey

Annex III—Section 262 of the Delaware General Corporation Law

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